    As filed with the Securities and Exchange Commission on July 9, 1997
                                                       Registration No. 33-51185
                      ----------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                      ----------------------------------

                       Post-Effective Amendment No. 2 on
                                   FORM S-1
                        (originally filed on Form S-3)
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                      ----------------------------------
                    WESTERN MASSACHUSETTS ELECTRIC COMPANY
            (Exact name of registrant as specified in its charter)
     Massachusetts                    4911                     04-1961130
(State or other jurisdiction    (Primary Standard           (I.R.S. Employer
   of incorporation or       Industrial Classification    Identification Number)
     organization)                 Code Number)

                             174 Brush Hill Avenue
                    West Springfield, Massachusetts  01089
                                (413) 785-5871
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                      ----------------------------------
      ROBERT P. WAX, Senior Vice President, Secretary and General Counsel
                    Western Massachusetts Electric Company
                   Selden Street, Berlin, Connecticut  06037
                                (860) 665-5000
           (Name address, including zip code, and telephone number,
                  including area code, of agent for service)
                      ----------------------------------
                                   Copy to:
     JEFFREY C. MILLER, Esq.                    PAULA L. HERMAN, Esq.
     Northeast Utilities Service Company        Day, Berry & Howard
     P.O. Box 270                               CityPlace I
     Hartford, CT 06141-0270                    Hartford, CT 06103-3499
     (860) 665-3532                             (860) 275-0270
                      ----------------------------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvested plans, check the following box. [_]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                      ----------------------------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH + + THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. + + INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THESE + + SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE + + TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT + + CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL + + THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, +
+ SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR              +
+ QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                   +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PRELIMINARY PROSPECTUS (Subject to Completion)
Issued July 23, 1997
                                  $60,000,000
                     Western Massachusetts Electric Company
                            FIRST MORTGAGE  % BONDS,
                         1997 SERIES B DUE JULY 1, 2001

                                  -----------

                     Interest payable January 1 and July 1

                                  -----------

THE FIRST MORTGAGE % BONDS, 1997 SERIES B (BONDS) MATURE ON JULY 1, 2001. INTEREST ON THE BONDS IS PAYABLE SEMIANNUALLY ON JANUARY 1 AND JULY 1, BEGINNING JANUARY 1, 1998. THE BONDS WILL BE REDEEMABLE, IN WHOLE OR IN PART, AT THE OPTION OF WESTERN MASSACHUSETTS ELECTRIC COMPANY (THE COMPANY) AT ANY TIME, AT A REDEMPTION PRICE EQUAL TO THE GREATER OF (I) 100% OF THEIR PRINCIPAL AMOUNT, AND
(II) THE SUM OF THE PRESENT VALUES OF THE REMAINING SCHEDULED PAYMENTS OF PRINCIPAL AND INTEREST THEREON DISCOUNTED TO THE DATE OF REDEMPTION ON A SEMIANNUAL BASIS (ASSUMING A 360-DAY YEAR CONSISTING OF TWELVE 30-DAY MONTHS) AT THE TREASURY YIELD (AS DEFINED HEREIN), PLUS IN EACH CASE ACCRUED INTEREST TO THE DATE OF REDEMPTION. SEE "DESCRIPTION OF THE BONDS--OPTIONAL REDEMPTION" HEREIN. THE BONDS WILL BE REPRESENTED BY A GLOBAL SECURITY REGISTERED IN THE NAME OF THE DEPOSITORY TRUST COMPANY (DTC) OR ITS NOMINEE. BOOK-ENTRY INTERESTS IN THE GLOBAL SECURITY WILL BE SHOWN ON, AND TRANSFERS THEREOF WILL BE EFFECTED ONLY THROUGH, RECORDS MAINTAINED BY DTC OR ITS NOMINEE.

                                  -----------

SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE BONDS.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                    PRICE    % AND ACCRUED INTEREST, IF ANY

                                  -----------

                                                       UNDERWRITING
                                            PRICE TO  DISCOUNTS AND  PROCEEDS TO
                                            PUBLIC(1) COMMISSIONS(2) COMPANY(3)
                                            --------- -------------- -----------
Per Bond...................................      %            %            %
Total......................................   $            $            $

-----
(1) Plus accrued interest, if any, from July   , 1997.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting expenses payable by the Company estimated at $212,000.

                                  -----------

  The Bonds are offered by the Underwriters, subject to prior sale, when, as and if issued by the Company and accepted by the Underwriters and subject to approval of certain legal matters by Winthrop, Stimson, Putnam & Roberts, counsel for the Underwriters. It is expected that delivery of the Bonds will be
made on or about July   , 1997 through the book-entry facilities of DTC,
against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY DEAN WITTER                                  SALOMON BROTHERS INC

July  , 1997

     No dealer, salesman or any other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offer made by this Prospectus and if given or made, such information or representation must not be relied upon as having been authorized by the Company or any of the underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

     Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                               TABLE OF CONTENTS

     Available Information.....................................  3
     Forward-looking Statements................................  3
     Prospectus Summary........................................  4
     Risk Factors..............................................  7
     The Company............................................... 11
     Use of Proceeds........................................... 11
     Selected Financial Data................................... 12
     Management's Discussion and Analysis of Financial
         Condition and Results of Operations................... 13
     Business.................................................. 22
     Employees................................................. 51
     Properties................................................ 51
     Legal Proceedings......................................... 53
     Management And Compensation............................... 55
     Description of the Bonds.................................. 63
     Book-entry Only System.................................... 69
     Underwriters.............................................. 71
     Legal Matters and Experts................................. 73
     Glossary of Terms......................................... 73
     Index to Financial Statements............................. F1

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (Commission) a Registration Statement on Form S-1 (the Registration Statement) under the Securities Act of 1933, as amended (the Securities Act) for the registration of the Bonds offered hereby. This Prospectus, which constitutes a part of the Registration Statement does not contain all the information set forth in the Registration Statement, certain portions of which are omitted from the Prospectus as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Bonds offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and financial statements and notes filed as part thereof. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the periodic reporting and certain other informational requirements of the Securities Exchange Act of 1934, as amended (Exchange Act) and files periodic reports and other information with the Commission. The Registration Statement, in which this Prospectus is included, and such reports and other information filed by the Company with the Commission may be inspected and copied at prescribed rates, at the public reference facility of the Commission, at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained by mail from the public reference facilities of the Commission, at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the aforementioned material can be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Commission also maintains a Website that contains reports and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of such site is (http://www.sec.gov/).

                          FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Prospectus are "forward-looking statements" within the meaning of the Securities Act and the Exchange Act, such as forecasts and projections of expected future performance or statements of plans and objectives of the Company and/or the Northeast Utilities (NU) System (System). Although such forward-looking statements have been based on reasonable assumptions, there is no assurance that the expected results will be achieved, and actual results could differ materially from these statements. Some of the factors that could cause actual results to differ materially include, but are not limited to: governmental and regulatory actions and initiatives; the impact of deregulation and increased competition in the industry; generating plant performance; weather conditions; fuel prices and availability; general economic conditions, including the effects of inflation; and technological changes.

                           -------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE BONDS. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, THE BONDS IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                              PROSPECTUS SUMMARY

     The following material is qualified in its entirety by, and should be considered in conjunction with, the detailed information and financial statements appearing elsewhere in this Prospectus.

                                  The Company

     The Company, a Massachusetts corporation organized in 1886, is a wholly-owned subsidiary of NU. The Company is an electric utility engaged principally in the production, purchase, transmission, distribution and sale of electricity at retail for residential, commercial, industrial and municipal purposes to approximately 195,000 retail customers in 59 cities and towns in Massachusetts.

                                 The Offering

Securities Offered.......... $60,000,000 aggregate principal amount of First
                             Mortgage _____% Bonds, 1997 Series B.

Interest Rate............... _____% per annum.

Interest Payment Dates...... January 1 and July 1, commencing January 1, 1998.

Maturity.................... July 1, 2001.

Security.................... The Bonds will be secured by the Indenture (as defined herein), which constitutes a first mortgage lien
                             (subject to liens permitted by the Indenture, including
                             liens and encumbrances existing at the time of
                             acquisition by the Company) on substantially all of the
                             Company's physical property and franchises, including
                             the Company's generating stations (but not including
                             the Company's Cobble Mountain Plant or its interest in
                             the plants of the four regional nuclear generating
                             companies described herein) and its transmission and
                             distribution facilities.

Optional Redemption......... The Bonds will be redeemable at any time on not less than 30 days notice by the Company, in whole or in
                             part, at a redemption price equal to the greater of (i)
                             100% of the principal amount thereof, and (ii) the sum
                             of the present values of the remaining scheduled
                             payments of principal and interest thereon, plus
                             accrued interest to the date of redemption, if any. See
                             "Description of the Bonds--Redemption Provisions."

Sinking Fund Redemption..... There will be no sinking fund requirements.

Use of Proceeds............. The net proceeds of the sale of the Bonds will be used to repay short term debt that was incurred to refinance
                             or refund debt and preferred stock and for general
                             working capital purposes, including costs associated
                             with the current outages at the Millstone nuclear
                             units.

Form and Denomination....... The Bonds will be issued in fully registered form without coupons in denominations of $1,000 or multiples
                             thereof. The Bonds will initially be represented by a
                             single permanent Global Security, registered in the
                             name of Cede & Co., as nominee of DTC. See "Book-Entry
                             Only System."

     For additional information regarding the Bonds, see "Description of the Bonds."

                                 Risk Factors

     See "Risk Factors" beginning on page 7 for a discussion of certain risks that should be considered by prospective investors in evaluating an investment in the Bonds.

                            Summary Financial Data
                  (thousands, except percentages and ratios)

                                        12 Months
                                          Ended
                                     March 31, 1997                    Year Ended December 31,
                                     --------------           -----------------------------------------
                                       (unaudited)               1996            1995           1994
                                                                 ----            ----           ----
Income Summary:
  Operating Revenues............    $   412,594               $  421,337     $  420,434     $  421,477
  Operating Income..............         16,196                   26,023         63,064         70,940
  Net (Loss) Income.............         (6,030)                   3,922         39,133         49,457

Total Assets (end of period)....    $ 1,173,761               $1,190,137     $1,142,346     $1,183,618

                                                                         As of March 31, 1997
                                                              ----------------------------------------
                                                                             (unaudited)
                                                                                 As         % of Adjusted
                                                            Actual         Adjusted (a)     Capitalization
                                                            ------         ------------     --------------
Capitalization Summary:
 Long Term Debt (including current
  maturities)............................................  $335,243          $395,243            57.0%
 Preferred Stock Subject to
  Mandatory Redemption (including portion to be
  redeemed within one year)..............................    21,000            21,000             3.0
 Preferred Stock Not Subject to
  Mandatory Redemption...................................    20,000            20,000             2.9
 Common Stockholder's Equity.............................   257,201           257,201            37.1
                                                           --------          --------           ------
  Total Capitalization...................................  $633,444          $693,444           100.0%
                                                           ========          ========           ======

                                                       12 Months Ended
                                                        March 31, 1997             Year Ended December 31,
                                                        --------------    ------------------------------------------
                                                          (unaudited)       1996     1995    1994     1993     1992
                                                                            ----     ----    ----     ----     ----

Ratio of Earnings to Fixed
  Charges (b)........................................       0.76(c)         1.26     2.65    3.54     2.81     2.43

(a) Adjusted to reflect the proposed sale of $60 million principal amount of Bonds.
(b) The "Earnings" component of the "Ratio of Earnings to Fixed Charges" represents the aggregate of net income or loss, taxes based on income, investment tax credit adjustments, and fixed charges. "Fixed Charges" represent the aggregate of interest (whether capitalized or expensed), related amortizations, and the interest component of leases.
(c) For the twelve-month period ended March 31, 1997, the ratio of earnings to fixed charges reflects the effects of additional costs, including replacement power costs, associated with the outages at the three Millstone units. For the period, earnings were inadequate to cover fixed charges; the additional earnings required to bring the ratio of earnings to fixed charges to 1.0 for this period would have been $7.253 million. See "Risk Factors."

                                 RISK FACTORS

     Prospective investors should consider carefully all of the information set forth in this Prospectus, including the following risks, before investing in the Bonds.

Nuclear Plant Outages and Liquidity

     As a result of the prolonged outages at the three Millstone nuclear units (Millstone) located in Waterford, Connecticut, the Company faced an extremely difficult year in 1996 and continues to face some of the most severe regulatory scrutiny and financial challenges in the history of the United States nuclear industry, including numerous civil lawsuits, criminal investigations and regulatory proceedings, requesting among other things license revocation. These outages have resulted in significantly increased expenditures for replacement power and work undertaken at Millstone. The length of the outages and the high costs of the recovery efforts weakened the Company's 1996 earnings, balance sheet and cash flows and continue to have an adverse impact on the Company's financial condition.

     The Company currently anticipates having Millstone 3 ready for restart around the end of the third quarter of 1997, Millstone 2 in the fourth quarter of 1997, and Millstone 1 in the first quarter of 1998. Restart of each unit is contingent upon, among other things, the affirmative vote of the Commissioners of the Nuclear Regulatory Commission (NRC). Management hopes that Millstone 3 can begin operating by the end of 1997. There can be no assurances, however, that the Company's expectations will be met. If the return to service of one or more of the Millstone units is delayed substantially, or if any needed waivers or modifications to the Company's financing arrangements are not forthcoming on reasonable terms, or if the Company encounters additional significant costs or other significant deviations from management's current assumptions, resulting in the Company's inability to meet its cash requirements, management would take actions to reduce costs and to obtain additional sources of funds. The availability of these funds would be dependent upon general market conditions and the Company's and System credit and financial condition at that time. Both Moody's Investors Service (Moody's) and Standard and Poor's Corporation (S&P) have recently downgraded the Company's senior debt to Ba1 and BB+, respectively.

     Although the Company is not precluded from seeking future rate recoveries of these outage expenses, management has committed not to seek recovery of the portion of these costs attributable to the failure to meet industry standards in operating Millstone. In light of that commitment, and in recognition of the NRC's watch list designation of Millstone and that numerous internal and external reports have been critical of the operation of Millstone, management believes that the Company will not seek rate recovery of a substantial portion of such costs. Management currently does not intend to request any such recoveries until after the Millstone units begin returning to service, so it is unlikely that any additional revenues from any permitted recovery of these costs will be available while the units are out of service to contribute to funding the recovery efforts.

     No formal claims have been made, but management believes that it is possible that some or all of the non-NU owners of Millstone 3 will assert liability on the part of the System for the additional costs non-NU owners have borne as a result of the current outage. At March 31, 1997, the costs related to this potential litigation were estimated to be $3 million for incremental operating and maintenance (O&M) costs and between $11 million and $13 million for replacement power costs. These costs are likely to increase as long as Millstone 3 remains out of service. NU will vigorously contest such suits if they are brought.

     For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Overview of Nuclear and Related Financial Matters," "--Electric Operations--Nuclear Plant Performance and Regulatory Oversight," "--Competition and Cost Recovery," "-- Rates" and "--Financing Program--Financing Limitations," and "Legal Proceedings."

Industry Restructuring and Competition

     Competition in the energy industry continues to grow as a result of legislative and regulatory action, technological advances, relatively high electric rates in certain regions of the country, including New England, surplus generating capacity and the increased availability of natural gas. These competitive pressures are particularly strong in the System's service territories, where legislators and regulatory agencies have been at the forefront of the restructuring movement. Changes in the industry are expected to place downward pressure on prices and to increase customer choice through competition.

     Although the Company continues to operate predominantly in a state-approved franchise territory under traditional cost-of-service regulation, restructuring initiatives in the Commonwealth of Massachusetts have created uncertainty with respect to future rates and the recovery of "strandable investments." Strandable investments are expenditures that have been made by utilities in the past to meet their public service obligations, with the expectation that they would be recovered from customers in the future. However, under certain circumstances these costs might not be recoverable from customers in a fully competitive electric utility industry. The Company is particularly vulnerable to strandable investments because of (i) the Company's relatively high investment in nuclear generating capacity, which had a high initial cost to build, (ii) state-mandated purchased power arrangements priced above market, and (iii) significant regulatory assets, which are those costs that have been deferred by state regulators for future collection from customers. As of March 31, 1997, the Company's net investment in nuclear generating capacity, excluding its investment in certain regional nuclear companies, was approximately $436 million, and its regulatory assets were approximately $182 million. The Company's exposure to strandable investments and above-market purchased power obligations exceeds its shareholder's equity. The Company's ability to compete in a restructured environment would be negatively affected unless the Company were able to recover substantially all of the past investments and commitments. Unless amortization levels are changed from currently scheduled rates, the Company's regulatory assets are expected to be substantially decreased over the next five years.

     For more information regarding electric industry restructuring, see "Business--Competition and Cost Recovery," "Business--Rates" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Regulatory Accounting and Assets

     The accounting policies of the Company conform to generally accepted accounting principles applicable to rate regulated enterprises and reflect the effects of the ratemaking process in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered through future revenues. Through their actions, regulators may also reduce or eliminate the value of an asset, or create a liability.

     Recently, the Commission has questioned the ability of certain utilities to continue to follow SFAS No. 71 in light of state legislation regarding the transition to retail competition. The industry expects guidance on this issue from the Financial Accounting Standards Board's Emerging Issues Task Force in the near future. The Company is not yet subject to a transition plan. Criteria that could give rise to discontinuation of the application of SFAS No. 71 include: (1) increasing competition which significantly restricts the Company's ability to charge prices which allow it to recover operating costs, earn a fair return on invested capital and recover the amortization of regulatory assets, and (2) a significant change in the manner in which rates are set by the Massachusetts Department of Public Utilities (DPU) from cost-based regulation to some other form of regulation. In the event the Company determines it no longer meets the criteria for following SFAS No. 71, the Company would be required to write off its regulatory assets and liabilities. At March 31, 1997, the Company's regulatory assets were approximately $182 million. In addition, the Company would be required to evaluate whether the changes in the competitive and regulatory environment which led to discontinuing the application of SFAS No. 71 would also result in an impairment of the net book value of the Company's long-lived assets in accordance with SFAS No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of."

     SFAS No. 121 requires the evaluation of long-lived assets, including regulatory assets, for impairment when certain events occur or when conditions exist that indicate the carrying amounts of assets may not be recoverable. SFAS No. 121 requires that any long-lived assets which are no longer probable of recovery through future revenues be revalued based on estimated future cash flows. If the revaluation is less than the book value of the asset, an impairment loss would be charged to earnings. Management continues to believe that it is probable that the Company will recover its investments in long-lived assets, including regulatory assets, through future revenues. This conclusion may change in the future as competitive factors influence wholesale and retail pricing in the electric utility industry or if the cost-of-service based regulatory structure were to change.

Environmental Regulation

     The Company is subject to federal, state and local regulations with respect to water quality, air quality, toxic substances, hazardous waste and other environmental matters. Similarly, the Company's major generation and transmission facilities may not be constructed or significantly modified without a review by the applicable state agency of the environmental impact of the proposed construction or modification. See "Business--Other Regulatory and Environmental Matters--Environmental Regulation."

     Environmental requirements could hinder the construction of new generating units, transmission and distribution lines, substations, and other facilities. Changing environmental requirements could also require extensive and costly modifications to the Company's existing generating units and transmission and distribution systems, and could limit operations and/or raise operating costs significantly. As a result, the Company may incur significant additional environmental costs, greater than amounts included in reserves, in connection with the generation and transmission of electricity and the storage, transportation and disposal of by-products and wastes. The Company may also encounter significantly increased costs to remedy the environmental effects of prior waste handling activities. The cumulative long term cost impact of increasingly stringent environmental requirements cannot accurately be estimated.

Market for the Bonds

     The Bonds are a new issue of securities with no established trading market, and the Company does not intend to apply for listing of the Bonds on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Bonds, as permitted by applicable law and regulations. The Underwriters are not obligated, however, to make a market in the Bonds, and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of the trading market for the Bonds.

                                  THE COMPANY

     The Company, a Massachusetts corporation organized in 1886, is a wholly-owned subsidiary of NU. Four wholly-owned operating subsidiaries of NU--the Company, Public Service Company of New Hampshire (PSNH), The Connecticut Light and Power Company (CL&P) and Holyoke Water Power Company (HWP)--furnish electric service in portions of Connecticut and New Hampshire and in western Massachusetts. A fifth wholly-owned subsidiary of NU, North Atlantic Energy Corporation (NAEC), owns a 35.98 percent interest in the Seabrook nuclear generating facility (Seabrook) in Seabrook, New Hampshire and sells its share of the output and capacity of Seabrook to PSNH. The Company is an electric utility engaged principally in the production, purchase, transmission, distribution and sale of electricity at retail for residential, commercial, industrial and municipal purposes to approximately 195,000 retail customers in 59 cities and towns in Massachusetts.

     The principal executive offices of the Company are located at 174 Brush Hill Avenue, West Springfield, Massachusetts 01090-0010
(telephone 413/785-5871).

                                USE OF PROCEEDS

     The net proceeds from the sale of the Bonds will be used, together with funds from other sources, to repay short term debt that has been incurred to refinance or refund debt (including $14,700,000 principal amount of the Company's Series F, 5 3/4% First Mortgage Bonds) and preferred stock (including $33,500,000 face amount of the Company's Dutch Auction Rate Transferrable Securities) and for general working capital purposes, including costs associated with the current outages at the Millstone nuclear units.

Western Massachusetts Electric Company

--------------------------------------------------------------------------------
                         SELECTED FINANCIAL DATA/(a)/
--------------------------------------------------------------------------------
                             (Thousands of Dollars)

                                                For the Three Months
                                                   Ended March 31,                    For the Year Ended December 31,
                                            --------------------------  -----------------------------------------------------------
                                                  1997         1996        1996        1995        1994        1993         1992
                                            --------------------------  -----------------------------------------------------------
                                                     (unaudited)
Operating Revenues.......................      $  106,054   $  114,797  $  421,337  $  420,434  $  421,477   $  415,055  $  410,720

Operating Income.........................           3,865       13,692      26,023      63,064      70,940       60,348      60,563

Net (Loss) Income........................          (1,843)       8,109       3,922      39,133      49,457       40,594/(b)/ 37,022

Cash Dividends on
        Common Stock.....................          15,004        8,987      16,494      30,223      29,514       28,785      29,536


                                                    At March 31,                                At December 31,
                                            --------------------------  -----------------------------------------------------------
                                                  1997         1996        1996        1995        1994        1993         1992
                                            --------------------------  -----------------------------------------------------------
                                                     (unaudited)
Total Assets.............................      $1,173,761   $1,129,030  $1,190,137  $1,142,346  $1,183,618   $1,204,642  $1,130,684

Long Term Debt /(c)/.....................         335,243      347,956     349,442     347,470     379,969      393,232     392,976

Preferred Stock Not
        Subject to Mandatory
        Redemption.......................          20,000       53,500      20,000      53,500      68,500       73,500      73,500

Preferred Stock
        Subject to Mandatory
        Redemption /(c)/.................          21,000       22,500      21,000      24,000      24,675       27,000      28,500

Obligations Under
        Capital Leases /(c)/.............          32,425       33,578      32,234      36,011      36,797       36,902      41,509

(a) Reclassifications of prior data have been made to conform with the current presentation.
(b) Includes the cumulative effect of change in accounting for municipal property tax expense, which increased earnings for common shares by $3.9 million.
(c) Includes portion due within one year.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

               This following discussion and analysis of the results of operations for the three months ended March 31, 1997 and the three years ended December 31, 1996 contains management's assessment of the Company's financial condition and the principal factors having an impact on the results of operations. This discussion should be read in conjunction with the Company's financial statements and footnotes appearing elsewhere in this Prospectus.

     Earnings Overview

               The outages at the three Millstone nuclear units (Millstone) have resulted in significantly increased expenditures for replacement power and work undertaken at Millstone, which resulted in net income for the year 1996 significantly lower than 1995 for the Company and a net loss for the first quarter of 1997. Due to the seasonality of consumption and increased reserves and spending related to the nuclear outages, the Company presently expects to report a loss in the range of $15 million to $20 million for the second quarter of 1997. For the calendar year 1997, while all three units are out of service, the Company expects to operate on a roughly break-even basis. The combination of higher expenditures and the uncertainty surrounding when the units will return to service made it necessary to ensure that access to adequate cash levels would be available for the duration of the outages. Management has taken various actions to address NU's nuclear program and liquidity issues; however, these areas continue to be a serious challenge.

               The Company faces future uncertainty with the rapidly moving trend toward industry restructuring. While restructuring had little direct impact on 1996 or the first quarter 1997 financial results, it creates an environment of significant uncertainty and financial risk for the coming years. As discussed in further detail in "--Restructuring," the financial treatment that strandable investments will be accorded will impact the Company's ability to compete in a restructured environment.

     Millstone Outages

               The Company has a 19 percent ownership interest in Millstone 1 and 2 and a 12.24 percent ownership interest in Millstone 3. Millstone 1, 2 and 3 have been out of service since November 4, 1995, February 21, 1996 and March 30, 1996, respectively.

               Subsequent to its January 31, 1996, announcement that Millstone had been placed on its watch list, the NRC has stated that the units cannot return to service until independent, third-party verification teams have reviewed the actions taken to improve the design, configuration and employee concerns issues that prompted the NRC to place the units on its watch list. Upon successful completion of these reviews, the NRC must approve the restart of each unit through a formal commission vote.

               Management took several key steps toward improving NU's nuclear program during 1996 and will continue to place a high priority on its recovery in 1997. The NU Board of Trustees (NU Board) formed a committee in April, 1996 to provide high-level oversight of the safety and effectiveness of NU's nuclear operations, progress toward resolving open NRC issues and progress in resolving employee, community and customer concerns. In September 1996, Bruce D. Kenyon was appointed President and Chief Executive Officer of Northeast Nuclear Energy Company (NNECO), a wholly-owned subsidiary of NU that operates Millstone, and retired Admiral David M. Goebel was selected to serve as Vice President for Nuclear Oversight. In early 1997, Neil S. Carns was selected to serve as Senior Vice President and Chief Nuclear Officer to oversee Millstone operations. Shortly after his arrival, Mr. Kenyon unveiled a reorganization of NU's nuclear organization that includes executives loaned from unaffiliated utility companies.

               Millstone 3 has been designated as the lead unit for restart. Millstone 2 remains on a schedule to be ready for restart shortly after Millstone 3. To provide the resources and focus for Millstone 3, the work on the restart of Millstone 1 will be reduced until late in 1997 when the full work effort will be resumed.

               Management believes that Millstone 3 will be ready for restart around the end of the third quarter of 1997, Millstone 2 in the fourth quarter of 1997 and Millstone 1 in the first quarter of 1998. Because of the need for completion of independent inspections and reviews and for the NRC to complete its processes before the NRC Commissioners can vote on permitting a unit to restart, the actual beginning of operations is expected to take several months beyond the time when a unit is declared ready for restart. The NRC's internal schedules at present indicate that a meeting of the Commissioners to act upon a Millstone 3 restart request could occur by mid-December if NU, the independent review teams and NRC staff concur that the unit is ready for restart by that time. Management hopes that Millstone 3 can begin operating by the end of 1997.

               On July 1, 1997, CL&P submitted continued unit operation studies to the Connecticut Department of Public Utility Control (DPUC) showing that, under base case assumptions, Millstone 1 will have a value to System customers (as compared to the cost of shutting down the unit and incurring replacement power costs) of approximately $70 million during the remaining thirteen years of its operating license and Millstone 2 will have a value to System customers (on the same assumptions as used with Millstone 1) of approximately $500 million during the remaining eighteen years of its operating license. Two other cases submitted to the DPUC based on higher assumed O&M costs, which CL&P considers less likely, indicated that Millstone 1 would be uneconomic in varying degrees. At the present time, the Company expects to continue operating both Millstone 1 and Millstone 2 for the remaining terms of their respective operating licenses; however, the Company cannot predict the outcome of the DPUC proceeding. The unit operation studies submitted to the DPUC do not bind the Company in future proceedings before the DPU.

               Based on a recent review of the work efforts and budgets, management believes that the overall 1997 nuclear spending levels-both nuclear O&M expenditures and associated support services and capital expenditures-will be approximately the same as previously estimated. However, 1997 nuclear O&M expenditures and related support services are expected to increase slightly, while 1997 capital expenditures are expected to decrease. Management also believes that it is possible that 1997 nuclear spending will increase somewhat as the detailed work needed to restore the units to service progresses. A portion of the increased nuclear O&M expenditures in 1997 will be reserved in the second quarter of 1997. The Company's share of nonfuel O&M costs for Millstone in 1996 totaled $76 million, including $21 million for incremental costs related to the outages and $12 million reserved for future costs. Nonfuel O&M costs have been and will continue to be absorbed by the Company without adjustment to its current rates.

               Although 1998 nuclear operating budgets have not been established at this time, management believes that the nuclear spending levels at Millstone will be reduced considerably from 1997 levels, although they will be higher than before the station was placed on the NRC's watch list. The actual level of 1998 spending will depend on when the units return to operation and the cost of restoring them to service. Management will continue to evaluate the costs to be incurred in 1998 to determine whether adjustments to the existing reserves are required.

               Replacement power costs for the Company averaged approximately $6 million per month during the first quarter of 1997 and are projected to average approximately $5 million per month for the remainder of 1997. Replacement power costs for the Millstone units expensed in 1996 were $41 million, which was a substantial portion of the total 1996 replacement power costs. The Company will continue to expense its replacement power costs in 1997.

               Although the Company is not precluded from seeking rate recoveries for replacement power costs, management has committed not to seek rate recovery for the portion of these costs attributable to failure to meet industry standards in operating Millstone. In light of that commitment, and in recognition of the NRC's watch list designation of Millstone and that numerous internal and external reports have been critical of the operation of Millstone, management believes that the Company will not seek rate recovery for a substantial portion of these costs. Management does not currently intend to request any such recoveries until after the Millstone units begin returning to service; therefore, it is unlikely that any additional revenues from any permitted recovery of these costs will be available to contribute to funding the recovery efforts while the units are out of service. While the Company believes that it is entitled to recovery of those costs which have been and will be prudently incurred and intends to apply for recovery of such costs, the DPUC on June 27, 1997, orally granted summary judgment in a prudence proceeding disallowing recovery by CL&P of substantially all of its Millstone outage related costs.

               As a result of the nuclear situation, a number of civil lawsuits, criminal investigations and regulatory proceedings have been initiated, including litigation by NU's shareholders. In addition, there is the potential for claims by the non-NU owners of Millstone 3 for the costs associated with the current outage. To date, no reserves have been established for existing or potential litigation. See "Legal Proceedings" and "Notes to Financial Statements," Note 11B, for further information on litigation.

     Capacity

               During 1996 and continuing into 1997, the System companies have taken measures to improve their capacity position. The Company did not spend a significant amount in 1996, but anticipates spending approximately $12 million for additional capacity-related costs in 1997, of which $7 million is expected to be expensed. The projected 1997 capacity-related expenditures have increased from previous estimates due to additional improvements to existing fossil units and the Company's estimated share of costs to reactivate generating units in New England. In the first quarter of 1997, the Company spent approximately $4 million to ensure adequate generating capacity, of which $1 million was expensed.

               Assuming normal weather conditions and generating unit availability, management expects that the Company will have sufficient capacity to meet peak load demands in the summer of 1997. If there are high levels of unplanned outages at other units in New England, or if any transmission lines used to import power from other states are unavailable, at times of peak load demand, the Company and the other New England utilities may have to resort to operating procedures designed to reduce customer demand.

               The Company has a 3 percent ownership interest in the Maine Yankee nuclear generating facility (MY). MY is projected to incur substantially increased costs over the balance of 1997 while the unit is not operating. On May 27, 1997, MY announced that it was considering permanent closure of the plant based on economic concerns and uncertainty about the operation of the plant. MY disclosed that it would reduce spending to a level that would preserve the option of restarting the plant or closing it. The Company's share of replacement-power costs while MY is out of service is not projected to be material.

     Liquidity and Capital Resources

               Cash provided from operations decreased approximately $34 million in the first quarter of 1997, compared to the first quarter of 1996, primarily due to higher 1997 cash operating costs related to the Millstone outages, and the pay down of the 1996 year end accounts payable balance. The year-end accounts payable balance was relatively high due to costs related to a severe December storm and costs associated with the Millstone outages that had been incurred but not yet paid by the end of 1996. Net cash from financing activities increased approximately $36 million, primarily due to an increase in short term debt. The increase in short term debt includes the use of $15 million of the accounts receivable facility established in 1996. Net cash from financing activities was also impacted by higher reacquisitions and retirements of long term debt and higher payments of cash dividends on common stocks. Cash used for investments increased approximately $2 million primarily due to higher 1997 construction expenditures.

               Cash provided from operations decreased by approximately $20 million in 1996 compared to 1995, primarily due to higher cash operating costs related to the Millstone outages, partially offset by higher retail sales and lower interest charges. Cash flows from operations were also impacted by a sharp increase in the level of accounts payable principally caused by costs related to a severe December storm and costs associated with the Millstone outages that had not been paid by year end. Net cash used for financing activities decreased by approximately $26 million in 1996, primarily due to lower reacquisitions and retirements of long term debt and lower cash dividend payments on common shares, partially offset by higher reacquisitions and retirements of preferred stock. Cash used for investments increased by approximately $7 million in 1996, primarily due to lower loan repayments from other companies under the Money Pool (defined below), partially offset by lower construction expenditures in 1996.

               During 1996, the Company took various actions to ensure that it will have access to adequate cash resources, at reasonable cost. The Company established a facility under which it may sell up to $40 million of its billed and unbilled accounts receivable. As of March 31, 1997, $15 million had been sold using this facility. Additionally, NU, the Company and CL&P entered into a new $313.75 million three-year revolving credit agreement (the New Credit Agreement). Under the New Credit Agreement, NU has a contractual short term borrowing limit of $150 million, the Company has a limit of $150 million and CL&P has a limit of $313.75 million. The overall limit for all borrowers is $313.75 million.

               Some of the borrowing facilities contain financial covenants that must be satisfied before borrowings can be made and for outstanding borrowings to remain outstanding. On May 30, 1997, the First Amendment and Waiver became effective for the New Credit Agreement. This amendment permits $313.75 million of credit to remain available to the Company and CL&P through the securing of such borrowings with first mortgage bonds. Interest coverage and common equity ratios were also loosened to enable the companies to meet certain financial tests. The Company will be able to borrow up to approximately $90 million on the basis of bonds it has provided as collateral for borrowings under the revolving credit agreement. CL&P will be able to borrow up to approximately $225 million on the strength of bonds it has provided as collateral and NU, which as a holding company cannot issue first mortgage bonds, will be able to borrow up to $50 million, if the Company, CL&P and NU consolidated financial statements meet certain interest coverage tests for two consecutive quarters.

               In April 1997, Moody's downgraded most of the securities ratings of the Company because of the extended Millstone outages. In May, 1997, S&P further downgraded the Company's securities as a result of the Connecticut legislature failing to approve a utility restructuring bill during the recently completed legislative session. As a result, all System securities are currently rated below investment grade by Moody's and S&P. These actions will adversely affect the availability and cost of funds for the System companies.

               On April 17, 1997, the holders of approximately $38 million of notes issued by NU's real estate company (Rocky River Realty Company or RRR) notified RRR that it wished RRR to repurchase the notes. The notes are secured by real estate leases between RRR as lessor and Northeast Utilities Service Company (NUSCO) as lessee. The leases provide for the acceleration of rent equal to RRR's note obligations if RRR is unable to repay the obligation. On July 1, 1997, RRR received a commitment for the purchase of approximately $12 million of the notes. RRR repurchased the remaining $26 million of notes on July 14, 1997. The Company may be billed by NUSCO for its proportionate share of the accelerated lease obligations when RRR repurchases the notes. The Company does not expect the resolution of this matter to have a material adverse impact on its financial condition or liquidity. See "Notes to Financial Statements," Note 11G for further information.

               Each major company in the System finances its own needs. Neither the Company nor CL&P has any agreements containing cross defaults based on events or occurrences involving NU, PSNH or NAEC. Similarly, neither PSNH nor NAEC has any agreements containing cross defaults based on events or occurrences involving NU, the Company or CL&P. Nevertheless, it is possible that investors will take negative operating results or regulatory developments at one company in the System into account when evaluating other companies in the System. That could, as a practical matter and despite the contractual and legal separations among the NU companies, negatively affect each company's access to the financial markets.

               If the return to service of one or more of the Millstone units is delayed substantially, or if any needed waivers or modifications are not forthcoming on reasonable terms, or if some borrowing facilities become unavailable because of difficulties in meeting borrowing conditions, or if the system encounters additional significant costs or any other significant deviations from management's current assumptions, the currently available borrowing facilities could be insufficient to meet all of the system's cash requirements. In those circumstances, management would take actions to reduce costs and cash outflows and would attempt to take other actions to obtain additional sources of funds. The availability of these funds would be dependent upon the general market conditions and the Company's and the System's credit and financial condition at the time.

     Restructuring

               The movement toward electric industry restructuring continues to gain momentum nationally as well as within Massachusetts. Factors that are driving the move toward restructuring, in the Northeast in particular, include legislative and regulatory actions and relatively high electricity prices. These actions will impact the way that the Company has historically conducted its business.

               Although the Company continues to operate under cost-of-service based regulation, various restructuring initiatives in Massachusetts have created uncertainty with respect to future rates and the recovery of strandable investments. Strandable investments are regulatory assets or other assets that would not be economical in a competitive environment. The Company has exposure to strandable investments for its investment in high-priced nuclear generating plants, state mandated purchased power arrangements that are priced above the market and significant regulatory assets that represent costs deferred by state regulators for future recovery. The Company's exposure to strandable investments and purchased power obligations exceeds its shareholder's equity. The Company's ability to compete in a restructured environment would be negatively affected unless the Company were able to recover substantially all of these past investments and commitments.

               The Company follows accounting principles in accordance with Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation," which allows the economic effects of rate regulation to be reflected. Recently, the Commission has questioned the ability of certain utilities to remain on SFAS No. 71 in light of state legislation regarding the transition to retail competition. The industry expects guidance on this issue from the Financial Accounting Standards Board's Emerging Issues Task Force in the near future. While there are restructuring initiatives pending in Massachusetts, the Company is not yet subject to transition plans. Management continues to believe that the application of SFAS No. 71 accounting is appropriate.

               If future competition or regulatory actions cause any portion of its operations to no longer be subject to SFAS No. 71, the Company would no longer be able to recognize regulatory assets and liabilities for that portion of its business unless these costs would be recoverable by a portion of the business remaining on cost-of-service based regulation.

               If events create uncertainty about the recoverability of any of the Company's remaining long-lived assets, the Company would be required to determine the fair value of its long-lived assets, including regulatory assets, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of." The implementation of SFAS No. 121 did not have a material impact on the Company's financial position or results of operations as of December 31, 1996. Management believes it is probable that the Company will recover its investments in long-lived assets through future revenues. This conclusion may change in the future as competitive factors influence wholesale and retail pricing in the electric utility industry or if the cost-of-service based regulatory structure were to change. See "Risk Factors-Regulatory Accounting and Assets."

     Competition

               In addition to legislative and regulatory actions, competition in the electric utility industry continues to grow at a rapid pace as a result of technological advances; relatively high electricity prices in certain regions of the country, including New England; surplus generating capacity; and the increased availability of natural gas. Competitive forces in the electric utility industry have already caused some customers to choose alternative energy suppliers or relocate outside of the Company's territory. In response, the Company is preparing for a competitive environment by expanding previously established programs and developing new ways to fortify its relationships with existing customers and attract new customers, both within and outside its service territory.

               The Company has continued to negotiate long term power supply arrangements with certain large commercial and industrial retail customers that require an incentive to locate or expand their operations within the Company's service territory, are considering leaving or reducing operations in the service territory, are facing short term financial problems, or are considering generating their own electricity. Approximately 17 percent of the Company's commercial and industrial retail revenues were under negotiated rate agreements at the end of 1996. These negotiated rate reductions amounted to approximately

     $6 million in 1996, down slightly from $7 million in 1995. These activities are expected to continue in 1997.

               During 1996, the System devoted significantly more resources to its retail marketing organization, whose primary mission is to provide value added energy solutions to customers. Training was emphasized for its 170 new employees, the majority of whom are account executives charged with developing tailored solutions for the System's customers and positioning NU as a valuable partner for the future. The ability of these account executives to obtain an intimate understanding of customers' needs and concerns and provide value added energy solutions will play a key role in the System's ability to effectively compete in the future.

               Revenue erosion from traditional retail electric sales may be significant after restructuring. While margins on retail electric sales are likely to be thin, utilities can compete successfully if they are allowed to recover their strandable investments. During 1997 and beyond, the System will continue to participate in state sanctioned retail access programs; invest in new unregulated businesses; develop new energy-related products and services; and pursue strategic alliances with companies in various energy-related fields, including fuel supply and management, power quality, energy efficiency and load management services. Strategic alliances will allow NU subsidiaries to enter markets that provide access to new product lines and technologies that complement the System's current products and services.

     Rate Matters

               In April, 1996, the DPU approved a settlement (the Agreement) that included the continuation through February, 1998, of the 2.4 percent rate reduction instituted in June, 1994. Additionally, the Agreement terminated certain pending and potential reviews of the Company's generating plant performance and accelerated its amortization of strandable generation assets by approximately $6 million in 1996 and $10 million in 1997. The Agreement did not have a material impact on earnings for 1996.

               In February, 1997, the DPU approved a joint settlement proposed by the Company and the Massachusetts Attorney General that provides for a continuation of the Company's August, 1996, fuel adjustment charge (FAC) through August, 1997, and stipulates that the Company will not seek carrying charges on any deferred fuel costs not currently recovered as a result of maintaining the prior FAC rate. In accepting this settlement, the DPU deferred any inquiry into the Company's replacement power costs related to the Millstone outages. Management does not expect to seek recovery of a substantial portion of these costs.

     Nuclear Decommissioning

               The Company has a 9.5 percent ownership interest in the Connecticut Yankee nuclear generating facility (CY). On December 4, 1996, the Connecticut Yankee Atomic Power Company (CYAPC) Board of Directors voted unanimously to cease permanently the production of power at CY. The decision to retire CY from commercial operation was based on an economic analysis of the costs of operating it compared to the costs of closing it and incurring replacement power costs over the remaining period of CY's operating license, which expires in 2007. The economic analysis showed that closing CY and incurring replacement power costs produced substantial savings.

               CYAPC has undertaken a number of regulatory filings intended to implement the decommissioning. In late December, 1996, CYAPC filed an amendment to its power contracts with the Federal Energy

     Regulatory Commission (FERC) to clarify the obligations of its purchasing utilities following the decision to cease power production. At December 31, 1996, the Company's share of these obligations was approximately $73 million, including the cost of decommissioning and the recovery of existing assets. Management expects that the Company will continue to be allowed to recover such FERC-approved costs from its customers. Accordingly, the Company has recognized its share of the estimated costs as a regulatory asset, with a corresponding obligation, on its balance sheets.

               The Company's estimated cost to decommission its shares of Millstone 1, 2 and 3 is approximately $196 million in year end 1996 dollars. These costs are being recognized over the lives of the respective units with a portion being currently recovered through rates. As of December 31, 1996, the market value of the contributions already made to the decommissioning trusts, including their investment returns, was approximately $84 million.

               See the "Notes to the Company's Financial Statements" Note 2, for further information on nuclear decommissioning, including the Company's share of costs to decommission the regional nuclear generating units.

     Environmental Matters

               The Company is potentially liable for environmental cleanup costs at a number of sites inside and outside its service territory. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of the Company. At March 31, 1997, the Company had recorded an environmental reserve of approximately $2 million, the most probable amount as required by SFAS No.5, "Accounting for Contingencies."

               See the "Notes to Financial Statements," Note 11C, for further information on environmental matters.

     Results of Operation

     Comparison of the First Quarter of 1997 to the First Quarter of 1996

               The Company had a net loss of approximately $2 million in the first quarter of 1997 compared to net income of approximately $8 million in the first quarter of 1996. The first quarter loss was primarily attributable to replacement-power expenditures for the Millstone units in the first quarter of 1997. In 1996, two of the Millstone units were operating for some part of the first quarter. First quarter 1997 earnings were also negatively affected by a much milder winter. Retail kilowatt-hour sales for the quarter decreased 4.6 percent from 1996. Although nuclear O&M spending was higher in 1997, this impact was offset by reserves for nuclear expenditures recognized in 1996.

               Total operating revenues decreased in 1997, primarily due to lower fuel recoveries and lower retail sales. Fuel recoveries decreased $5 million primarily due to lower recoveries under the Company's fuel clause.

               Fuel, purchased and net interchange power expense increased in 1997, primarily due to higher replacement-power costs in 1997 due to the nuclear outages.

               Other O&M expenses decreased in 1997. The major factors were the recognition of nuclear reserves in the first quarter of 1996 ($7 million) and spending against these reserves in 1997 ($5 million); and lower conservation expenses in 1997 ($4 million), partially offset by higher costs in 1997 associated with the Millstone outages ($9 million).

               Federal and state income taxes decreased in 1997, primarily due to lower book taxable income.

     Comparison of 1996 to 1995

               The Company had a net income of approximately $4 million in 1996, compared to net income of approximately $39 million in 1995. The 1996 income was significantly lower primarily due to costs related to the ongoing outages at Millstone which totaled approximately $74 million and reduced the Company's 1996 earnings by approximately $43 million. These costs included replacement power, higher 1996 Millstone O&M costs, and a reserve recognized in 1996 for 1997 expenditures to return the Millstone units to service. These decreases were partially offset by higher retail sales and lower regulatory asset amortization.

               Total operating revenues increased in 1996, primarily due to higher retail sales, partially offset by lower fuel and conservation recoveries. Retail sales increased 2.7 percent ($9 million) primarily due to modest economic growth in 1996. Fuel recoveries decreased $6 million, primarily due to the timing of the recovery of costs under the Company's fuel clause. Conservation recoveries decreased approximately $6 million, primarily due to lower demand side management costs.

               Fuel, purchased and net interchange power expense increased in 1996, primarily due to higher replacement power costs due to the nuclear outages, partially offset by the timing of the recognition of costs under the Company's fuel clause and lower nuclear generation.

               Other O&M expenses increased in 1996, primarily due to higher costs associated with the Millstone outages ($33 million, including $12 million reserved for future costs), partially offset by lower costs for demand side management programs and a 1995 work stoppage.

               Amortization of regulatory assets, net decreased in 1996, primarily due to the completion of the amortization of the Millstone 3 phase-in in 1995 and unuseful investment in June, 1996, partially offset by higher amortization as a result of the 1996 rate settlement.

               Federal and state income taxes decreased in 1996, primarily due to lower 1996 book taxable income, partially offset by 1995 tax benefits from a favorable tax ruling and the expiration of the 1991 federal statute of limitations.

               Interest on long term debt decreased in 1996, primarily due to lower average interest rates.

     Comparison of  1995 to 1994

               Total operating revenues decreased in 1995, primarily due to lower retail sales and lower regulatory decisions and lower other revenues, partially offset by higher fuel recoveries. Regulatory decision revenues decreased $2 million primarily due to the effects of the June 1994 retail-rate reduction, partially offset by higher demand side management costs. Other revenues include higher price discounts to customers in 1995. Fuel cost recoveries increased $7 million primarily due to higher energy costs, partially offset by lower interchange revenues.

               Fuel, purchased and net interchange power expense increased in 1995, primarily due to a one-time benefit in May 1994 from a rate case settlement agreement and higher energy costs in 1995 as a result of an extended Millstone 2 outage.

               Other O&M expenses increased in 1995, primarily due to higher capacity charges from the regional nuclear generating units, higher benefit costs, higher demand side management costs, higher 1995 storm costs, higher costs associated with a work stoppage, and higher outside services employed, partially offset by lower reserves for excess/obsolete inventory in 1995 and lower maintenance costs at the Company's fossil units.

               Amortization of regulatory assets, net decreased in 1995, primarily due to the completion of the Company's amortization of Millstone 3 phase-in costs in June, 1995.

               Federal and state income taxes decreased in 1995, primarily due to tax benefits from a favorable tax ruling, the expiration of the federal statute of limitations in 1991, and lower taxable income.

               Other, net decreased in 1995, primarily because additional Millstone 3 investments were phased into rates.

                                   BUSINESS

     Overview of Nuclear and Related Financial Matters

               In January of 1996, Millstone was placed on the NRC's watch list as a Category 2 facility. As set forth below, the Company has significant financial and capacity interests in Millstone. Facilities in Category 2 have been identified by the NRC as having weaknesses that warrant increased attention until the licensee, NNECO, demonstrates a period of improved performance. Millstone was subsequently reclassified as a Category 3 facility, which requires NNECO to receive formal NRC Commissioners' approval to restart any of the units. Millstone 1, 2 and 3 have been out of service since November 4, 1995, February 21, 1996 and March 30, 1996, respectively. Following these decisions, the System faced in 1996, and continues to face, some of the most severe regulatory scrutiny and financial challenges in the history of the United States nuclear industry, including numerous civil lawsuits and criminal investigations and regulatory proceedings. See "Risk Factors--Nuclear Plant Outages and Liquidity" and "Legal Proceedings."

               Millstone 1, a 660 MW boiling water reactor, and Millstone 2, an 870 MW pressurized water reactor, are each owned 19 percent by the Company and 81 percent by CL&P. Millstone 3, a 1,154-MW pressurized water reactor, is jointly owned by the Company (12.24 percent), CL&P (52.93 percent), PSNH (2.85 percent) and other New England utilities.

               The System companies have initiated a number of changes in the management of the System's nuclear program to address the problems at Millstone. In April 1996, the NU Board announced the formation of a special committee of the NU Board to provide high-level oversight of the safety and effectiveness of NU's nuclear operations and the progress toward resolving open NRC issues and employee, community and customer concerns. The committee consists exclusively of outside trustees. It is chaired by
     E. Gail de Planque, who is a former NRC Commissioner. In light of substantial NU Board activities associated with the current nuclear situation, the NU Board elected Elizabeth T. Kennan in 1996 as Lead Trustee to facilitate the extensive ongoing communications and activities between the NU Board and management. In addition, on June 17, 1997, the shareholders elected William F. Conway, a nuclear power industry consultant, and former executive with several power companies, to the NU Board.

               In response to various internal reports and other reviews that focused on nuclear management as a fundamental cause for the decline in the performance of Millstone, the NU Board elected Bruce D. Kenyon as President--Nuclear Group of NU, in September 1996. Following this appointment, management unveiled a reorganization of NU senior nuclear management at each of the nuclear power units that the System operates. The new management team, including executives loaned from unaffiliated utility companies with excellent nuclear programs, has focused in the near-term on the recovery efforts of Millstone and improving nuclear oversight and the System's employee concerns program. In January 1997, Neil S. Carns was elected to the position of Senior Vice President and Chief Nuclear Officer of NNECO to oversee the operations of Millstone. Both Mr. Kenyon and Mr. Carns have extensive experience at other utilities with reputations for excellent nuclear operation.

               The new nuclear management team has developed comprehensive plans for restarting each of the Millstone units. The Company currently anticipates having Millstone 3 ready for restart around the end of the third quarter of 1997, Millstone 2 in the fourth quarter of 1997, and Millstone 1 in the first quarter of 1998. Restart of each unit is contingent upon, among other things, the affirmative vote of the Commissioners of the NRC, which could occur by mid-December 1997 for Millstone 3. Management hopes that Millstone 3 can begin operating by the end of 1997. There can be no assurances, however, that this schedule will be met. Because of the need for completion of independent inspections and reviews and for the NRC to complete its processes before the NRC Commissioners can vote on permitting a unit to restart, the actual beginning of operations is expected to take several months beyond the time a unit is declared ready for restart.

               Before and following notification to the NRC that a unit is ready to resume operations, management expects that the NRC staff will conduct extensive reviews and inspections, and before such notification, independent corrective action verification teams also will inspect each unit. The System also will need to comply with an NRC order regarding the implementation of a comprehensive employee concerns program, which will need to be reviewed by an independent third party. Furthermore, because of the length of the outages, management cannot estimate the time it will take for the units to resume full power after NRC approval to restart.

               For more information regarding specific regulatory actions related to NU's nuclear units and the December 4, 1996 decision of the board of directors of CYAPC to retire CY from commercial operation, see "- -Electric Operations--Nuclear Generation." For information regarding actions taken to meet System capacity needs caused by the Millstone outages, see "--Electric Operations--Distribution and Load."

               As a result of the extended Millstone outages, the System companies have incurred and will continue to bear substantial costs at least until the three Millstone units have been restarted. Most of the costs are being borne by the Company and CL&P, which have the greatest investment share of the Millstone units. In 1996, the Company expensed a total of approximately $76 million for Millstone-related non-fuel O&M costs, which included among other costs $21 million for non-fuel incremental O&M costs related to the Millstone outages and $12 million reserved for future Millstone incremental O&M costs.

               Management believes that the overall 1997 nuclear spending levels for both nuclear O&M expenditures and associated support services and capital expenditures will be approximately the same as previously estimated. However, 1997 nuclear O&M expenditures and related support services are expected to increase slightly, while 1997 capital expenditures are expected to decrease. Management also believes that it is possible that 1997 nuclear spending will increase somewhat as the detailed work needed to restore the units to service progresses. For further information concerning estimated 1997 spending levels, see "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Notes to the Financial Statements," Notes 11B and 11E.

               The Company also expensed approximately $41 million for replacement power costs in 1996. Monthly replacement power costs for the Company attributable to the Millstone outages averaged approximately $6 million per month during the first quarter of 1997, and are projected to average approximately $5 million per month for the remainder of 1997. The Company expensed a significant portion of its 1996 replacement power costs related to the nuclear outages and it is continuing to expense 1997 replacement power costs.

               Although the Company is not precluded from seeking rate recoveries of these costs in the future, management has committed not to seek recovery of the portion of these costs attributable to the failure to meet industry standards in operating Millstone. In light of that commitment, management believes that the Company will not seek rate recovery of a substantial portion of such costs. Management currently does not intend to request any such recoveries until after the Millstone units begin returning to service, so it is unlikely that any additional revenues from any permitted recovery of these costs will be available while the units are out of service to contribute to funding the recovery efforts. While the Company believes that it is entitled to recovery of those costs which have been and will be prudently incurred and intends to apply for recovery of such costs, the DPUC on June 27, 1997 orally granted summary judgment in a prudence proceeding disallowing recovery by CL&P of substantially all of its Millstone outage related costs.

               The Company has arranged a variety of borrowing facilities to fund its cash requirements, including the nuclear recovery efforts. See "- -Financing Program--1997 Financing Requirements." The length of the Millstone outages and the high costs of the recovery efforts weakened the Company's 1996 earnings, balance sheet and cash flows, and they continue to have a significant negative impact on the Company's earnings. The Company had a net loss of approximately $2 million in the first quarter of 1997.
     In 1997, while all three units are out of service the Company expects to operate on a roughly break-even basis. Management believes that the borrowing facilities that are currently in place provide the Company with adequate access to the funds needed to bring the Millstone units back to service if those units begin operating close to the currently envisioned schedules and if the other assumptions, on which management has based its planning, do not substantially change.

               If the return to service of one or more Millstone units is delayed substantially, or if any needed waivers or modifications to the Company's financing arrangements are not forthcoming on reasonable terms, or if the Company encounters additional significant costs or other significant deviations from management's current assumptions, the currently available borrowing facilities could be insufficient to meet all of the Company's cash requirements, and some facilities could become unavailable because of difficulties in meeting borrowing conditions. In those circumstances, management would take actions to reduce costs and cash outflows and would attempt to take actions to arrange additional sources of funds. The availability of such sources would be dependent on general market conditions and the Company's and the System's credit and financial condition at the time. Both Moody's and S&P have recently downgraded the Company's senior debt to Ba1 and BB+, respectively.

     Electric Operations

     Distribution and Load

               The System companies own and operate a fully integrated electric utility business. The Company's retail electric service territory covers approximately 1,490 square miles and has an estimated total population of approximately 582,000. The Company furnishes retail electric franchise service in 59 cities and towns in Massachusetts. In December 1996, the Company furnished retail electric franchise service to approximately 195,000 customers.

     The following table shows the sources of the Company's 1996 electric revenues based on categories of customers:

                   Residential.....................     38%
                   Commercial......................     32
                   Industrial......................     19
                   Wholesale*......................      7
                   Other...........................      4
                                                       ---
                   Total...........................    100%

* Includes capacity sales

     Through December 31, 1996, the all-time peak demand on the System was 6,358 MW, which occurred on August 2, 1995. At the time of the peak, the System's generating capacity, including capacity purchases, was 8,035 MW.

     System energy requirements were met in 1996 and 1995 as set forth below:

                   Source                    1996   1995
                   ------                    ----   ----

                   Nuclear...............     28%    52%
                   Oil...................     12      4
                   Coal..................     11     10
                   Hydroelectric.........      5      3
                   Natural gas...........      3      5
                   NUGs..................     13     13
                   Purchased-power.......     28     13
                                             ----   ----
                                             100%   100%

     The actual changes in retail KWh sales for the last two years and the forecasted sales growth estimates for the ten-year period 1996 through 2006, in each case exclusive of wholesale revenues, for the Company are set forth below:


         1996 compared to    1995 compared to      Forecast 1996-2006
              1995                1994           Compound Rate of Growth
         ----------------    ----------------    -----------------------

              2.7%                (.1)%                    0.4%

     Retail electric sales for the Company rose by 2.7 percent in 1996 compared to 1995, primarily due to moderate growth in the residential and commercial classes, which increased by 3.6 and 3.9 percent, respectively, in 1996. Industrial sales decreased by 0.1 percent in 1996. Weather has had a minimal effect on 1996 growth rates because the increase in winter heating requirements due to abnormally cold winter weather was offset by the decrease in summer cooling requirements due to a relatively cool summer.

     Moderate growth is forecasted over the next ten years. The forecasted annual growth rate for the Company of .4 percent is significantly below historic rates due to a general slow down of economic growth in the region and, in part, because of forecasted savings from Company-sponsored DSM programs that are designed to minimize operating expenses for Company customers and reduce their demand for electricity. The forecasted ten-year annual growth rate of the Company sales would be approximately 1.1 percent if the Company did not pursue DSM programs at the forecasted levels. See "--Rates" for information about rate treatment of DSM costs.

     The Company also acts as both a buyer and a seller of electricity in the highly competitive wholesale electricity market in the Northeastern United States (Northeast). The Company's revenues from long term contracts were $31 million in 1995 and $30 million in 1996, and are expected to be at approximately the same level in 1997. The Company's most important wholesale market at this time remains New England.

     With the System's generating capacity of 8,034 MW (which includes the Millstone units) as of January 1, 1997 (including the net of capacity sales to and purchases from other utilities, and approximately 660 MW of capacity purchased from NUGs under existing contracts), the System expects to meet reliably its projected annual peak load growth of 1.6 percent until at least the year 2010 without adding new capacity.

     The System companies operate and dispatch their generation as provided in the New England Power Pool (NEPOOL) Agreement (as defined below). In 1996, the peak demand on the NEPOOL system was 19,507 MW in August, which was 992 MW below the 1995 peak load of 20,499 MW in July of that year. NEPOOL has projected that there will be an increase in demand in 1997 and estimates that the summer 1997 peak load could reach 21,390 MW.

     Management expects that the System and NEPOOL will have sufficient capacity to meet peak load demands for New England even if Millstone, the Maine Yankee nuclear unit (MY) and the 300 MW Long Island Cable are not operational at any time during the 1997 summer season, so long as the remaining generating units and transmission systems in Massachusetts and the New England region have normal operability. If high levels of unplanned outages in New England were to occur, or if any of the System's transmission lines used to import power from other states were unavailable at times of peak load demand, NU and the other New England utilities may have to resort to operating procedures designed to reduce load. The Company expects to spend approximately $12 million in 1997 to reduce the risk of unplanned outages. Most of the money budgeted for 1997 will be used to improve the System's network of transmission facilities to increase imports into Connecticut and Massachusetts and to reactivate fossil fuel generating facilities in New England.

Regional and System Coordination

     The System companies and most other New England utilities are parties to an agreement (NEPOOL Agreement), which coordinates the planning and operation of the region's generation and transmission facilities. System transmission lines form part of the New England transmission system linking System generating plants with one another and with the facilities of other utilities in the Northeast and Canada. The generating facilities of all NEPOOL participants are dispatched as a single system through the New England Power Exchange, a central dispatch facility. The NEPOOL Agreement provides for a determination of the generating capacity responsibilities of participants and certain transmission rights and responsibilities. NEPOOL's objectives are to assure that the bulk power supply of New England and adjoining areas conforms to proper standards of reliability, to attain maximum practical economy in the bulk power supply system consistent with such reliability standards and to provide for equitable sharing of the resulting benefits and costs.

     Pursuant to the NEPOOL Agreement, if a participant is unable to meet its capacity responsibility obligations, the participant is required to pay NEPOOL a deficiency charge based on the cost of a proxy generating unit. In the event that none of the Millstone units are returned to service by November 1, 1997, the

     System companies could be required to begin paying this deficiency charge under the NEPOOL Agreement. Management, however, expects to meet its capacity responsibility obligations even if the Millstone units do not return to service as currently scheduled through purchased power contracts with other utilities and/or reactivating System fossil generating units and thus avoid the deficiency charge. The costs of these alternative plans cannot be estimated at this time.

     A restated and revised NEPOOL Agreement, providing for pool-wide open access transmission tariff and a proposal for the creation of an Independent System Operator (ISO), became effective on March 1, 1997. Under these new arrangements (1) the ISO, a non-profit corporation, whose board of directors and staff will not be controlled by or affiliated with market participants, will ensure the reliability of the NEPOOL transmission system, administer the NEPOOL tariff and oversee the efficient and competitive functioning of the regional power market, (2) the NEPOOL tariff will provide for non-discriminatory open access to the regional transmission network at one rate regardless of transmitting distance for all transactions, and (3) the new NEPOOL Agreement will establish a broader governance structure for NEPOOL and develop a more open, competitive market structure.

     There are two agreements that determine the manner in which costs and savings are allocated among the System companies. Under an agreement among the Company, CL&P and HWP (Initial System Companies), such parties pool their electric production costs and the costs of their principal transmission facilities (NUG&T). Pursuant to the merger agreement between NU and PSNH, the Initial System Companies and PSNH entered into a ten-year sharing agreement (Sharing Agreement), expiring in June 2002, that provides, among other things, for the allocation of the capability responsibility savings and energy expense savings resulting from a single-system dispatch through NEPOOL.

Transmission Access and FERC Regulatory Changes

     On April 24, 1996, FERC issued its final open access rule (the Rule) to promote competition in the electric industry. As required by the Rule, all public utilities that own, control or operate facilities used for transmitting electric energy in interstate commerce must file an open access, non-discriminatory transmission tariff and take transmission service for their own new wholesale sales and purchases under the open access tariffs. The Rule also requires public utilities to develop and maintain a same-time information system that will give existing and potential transmission users the same access to transmission information that the public utility enjoys, and requires public utilities to separate transmission from generation marketing functions and communications. The Rule also supports full recovery of legitimate, prudent and verifiable wholesale strandable investments. On February 26, 1997, FERC reaffirmed the Rule with a few minor clarifications.

     On July 8, 1996, NU refiled its transmission tariffs to conform with the minimum terms and conditions set forth in the Rule. On December 31, 1996, NU filed amendments to its transmission tariff and several other compliance filings to meet the Rule's year-end requirements, including standards of conduct ensuring that transmission and wholesale generation personnel function independently. As of January 3, 1997, NU operates pursuant to the requirements of the standards of conduct and participates in a NEPOOL-wide Open Access Same-Time Information System, which provides transmission customers with electronic access to information on available capacity, tariffs and other information. On January 22, 1997, NU refiled its transmission tariff to account for certain transmission services that would be provided by NEPOOL under the new NEPOOL Agreement (discussed above), which was filed on December 31, 1996.

     In 1996, the Company collected approximately $6 million in incremental transmission revenues from other electric utility generators.

Fossil Fuels

     In 1996, 12 percent and 11 percent of the System's generation was oil and coal-derived, respectively. The Company's residual oil-fired generation stations used approximately 66,000 barrels of oil in 1996. Spot purchases represented 100 percent of the Company's fuel oil purchases in 1996. The Company currently does not anticipate any difficulties in obtaining necessary fuel oil supplies on economic terms.

     The Company has one 107 MW generating station, which can fully or partially burn either residual oil or natural gas, as economics, environmental concerns or other factors dictate. The Company has contracts with the local gas distribution company where the unit is located, under which natural gas is made available by such company on an interruptible basis. The Company expects that interruptible natural gas will continue to be available for its dual-fuel electric generating unit on economic terms and will continue to economically supplement fuel oil requirements.

Nuclear Generation

     General

     Certain System companies have ownership interests in four operating nuclear units, Millstone 1, 2 and 3 and Seabrook 1, and equity interests in four regional nuclear companies (the Yankee Companies) that separately own CY, MY, Vermont Yankee (VY) and the Yankee Rowe nuclear generating facility (Yankee
Rowe). System companies operate the three Millstone units and Seabrook 1. Yankee Rowe was permanently removed from service in 1992, and CY was permanently removed from service on December 4, 1996. The System companies will have responsibility for administering the decommissioning of CY.

     The Company and CL&P own 100 percent of Millstone 1 and 2 as tenants in common. Their respective ownership interests in each unit are 19 percent and 81 percent.

     The Company, PSNH and CL&P have agreements with other New England utilities covering their joint ownership as tenants in common of Millstone 3. The Company's ownership interest in the unit is 12.24 percent, PSNH's ownership interest in the unit is 2.85 percent and CL&P's interest is 52.93 percent. The Millstone 3 joint ownership agreement provides for pro-rata sharing by the owners of each unit of the construction and operating costs, the electrical output and the associated transmission costs. The Company and CL&P, through NNECO as agent, operate Millstone 3 at cost, and without profit, under a sharing agreement that obligates them to utilize good utility operating practice and requires the joint owners to share the risk of employee negligence and other risks pro rata in accordance with their ownership shares. The sharing agreement provides that the Company and CL&P would only be liable for damages to the non-NU owners for a deliberate breach of the agreement pursuant to authorized corporate action.

     The Company, CL&P, PSNH, and other New England electric utilities are the stockholders of the Yankee Companies. Each Yankee Company owns a single nuclear generating unit. The stockholder-sponsors of each Yankee Company are responsible for proportional shares of the operating costs of the respective Yankee Company and are entitled to proportional shares of the electrical output. The relative rights and obligations with respect to the Yankee Companies are approximately proportional to the stockholders' percentage stock holdings, but vary slightly to reflect arrangements under which nonstockholder electric utilities have contractual rights to some of the output of particular units. The Yankee Companies and the Company's, CL&P's and PSNH's stock ownership percentages in the Yankee Companies are set forth below:


                               WMECO   PSNH   CL&P   System
                               -----   ----   ----   ------

Connecticut Yankee Atomic
 Power Company (CYAPC)........  9.5%   5.0%  34.5%    49.0%

Maine Yankee Atomic Power
 Company (MYAPC)..............  3.0%   5.0%  12.0%    20.0%

Vermont Yankee Nuclear
 Power Corporation (VYNPC)....  2.5%   4.0%   9.5%    16.0%

Yankee Atomic Electric
 Company (YAEC)...............  7.0%   7.0%  24.5%    38.5%


     The Company is obligated to provide its percentage of any additional equity capital necessary for the Yankee Companies, but does not expect to need to contribute additional equity capital in the future. The Company believes that the two remaining operating plants, MY and VY, could require additional external financing in the next several years to finance construction expenditures, nuclear fuel and for other purposes. Although the ways in which MYAPC and VYNPC would attempt to finance these expenditures, if they are needed, have not been determined, the Company could be asked to provide further direct or indirect financial support for these companies. For information regarding additional capital requirements at MY and related watch list costs, see "--Nuclear Plant Performance and Regulatory Oversight--Yankee Units--Maine Yankee."

     The operators of Millstone 1, 2 and 3, MY and VY hold full power operating licenses from the NRC. As holders of licenses to operate nuclear reactors, the Company, CL&P, North Atlantic Energy Service Corporation (NAESCO), NNECO and the Yankee Companies are subject to the jurisdiction of the NRC. The NRC has broad jurisdiction over the design, construction and operation of nuclear generating stations, including matters of public health and safety, financial qualifications, antitrust considerations and environmental impact. The NRC issues 40-year initial operating licenses to nuclear units and NRC regulations permit renewal of licenses for an additional 20-year period.

     The NRC also regularly conducts generic reviews of technical and other issues, a number of which may affect the nuclear plants in which System companies have interests. The cost of complying with any new requirements that may result from these reviews cannot be estimated at this time, but such costs could be substantial. For information regarding recent actions taken by the NRC with respect to the System's nuclear units, see "--Overview of Nuclear and Related Financial Matters" and "--Nuclear Generation--Nuclear Plant Performance and Regulatory Oversight."

Nuclear Plant Performance and Regulatory Oversight

     Millstone Units

     Millstone 1, 2 and 3 are located in Waterford, Connecticut and have license expirations of October 6, 2010, July 31, 2015 and November 25, 2025, respectively and are currently out of service. These units are presently on the NRC's watch list as Category 3 plants, the lowest such category. Plants in this category are required to receive formal NRC Commissioners' approval to resume operations.

     Millstone 1 began a planned refueling and maintenance outage on November 4, 1995. Millstone 2 was shut down on February 21, 1996 as a result of an engineering evaluation that determined that some valves could be inoperable in certain emergency scenarios. On March 30, 1996, Millstone 3 was shut down by NNECO following an engineering evaluation which determined that four safety-related valves would not be able to perform their design function during certain postulated events.

     Each of these outages has been extended in order to respond to various NRC requests to describe actions taken, including the resolution of specific technical issues, and to ensure that future operation of the units will be conducted in accordance with the terms and conditions of their operating licenses, NRC regulations and their Updated Final Safety Analysis Report. The System also must demonstrate that it maintains an effective corrective action program for Millstone, as required by NRC regulations, to identify and resolve conditions that are adverse to safety or quality. For more information regarding nuclear management changes and costs related to the outages, see "--Overview of Nuclear Matters and Related Financial Matters."

     Based upon management's current plans, it is estimated that Millstone 3 will be ready for restart around the end of the third quarter of 1997, Millstone 2 in the fourth quarter of 1997, and Millstone 1 in the first quarter of 1998. Prior to and following notification to the NRC that the units are ready to resume operations, management expects that the NRC staff will conduct extensive reviews and inspections, and prior to such notification, independent corrective action verification teams (as discussed more fully below) also will inspect each unit. The System also will need to comply with an NRC order regarding the implementation of a comprehensive employee concerns program, which will need to be reviewed by an independent third party (as discussed more fully below). The units will not be allowed to restart without an affirmative vote of the NRC Commissioners following completion of these reviews and inspections. Because of the need for completion of independent inspections and reviews and for the NRC to complete its processes before the NRC Commissioners can vote on permitting a unit to restart, the actual beginning of operations is expected to take several months beyond the time when a unit is declared ready for restart. The NRC Commissioners' vote on a Millstone 3 restart request could occur by mid-December if NU, the independent review teams and NRC staff concur that the unit is ready for restart by that time. Management hopes that Millstone 3 can begin operating by the end of 1997. Because of the length of the outages, however, management cannot estimate the time it will take for the units to resume full power after NRC approval to restart.

     On August 14, 1996, the NRC issued an order confirming NNECO's agreement to conduct an Independent Corrective Action Verification Program (ICAVP) prior to the restart of each of the Millstone units. The order requires that an independent, third-party team, whose appointment is subject to NRC approval, verify the results of the corrective actions taken to resolve identified design and configuration management issues. NNECO has submitted to the NRC its selection of an ICAVP contractor for each of the units and the NRC has approved those selections. The ICAVP for Millstone 3 began on May 27, 1997, as scheduled. On June 30, 1997, the Company announced that Millstone 2 was ready to begin the ICAVP, as scheduled, and requested that the NRC identify the particular systems to be reviewed by the Millstone 2 ICAVP contractor.

     In the fall of 1996, the NRC established a Special Projects Office to oversee inspection and licensing activities at Millstone. The Special Projects Office is responsible for (1) licensing and inspection activities at Millstone,
(2) oversight of the independent corrective action verification program, (3) oversight of NU's corrective actions related to safety issues involving employee concerns, and (4) inspections necessary to implement NRC oversight of the plants' restart activities.

     On December 5, 1996, the NRC conducted an enforcement conference regarding numerous apparent regulatory violations at Millstone that were discovered during routine and special inspections at the units between November 1995 and November 1996. It is likely that this proceeding will result in the issuance of notices of violation and the imposition of significant civil penalties for each of the Millstone units.

     In addition to the various technical and design basis issues at Millstone, the NRC continues to focus on the System's response to employee concerns at the units. On October 24, 1996, the NRC issued an order that requires NNECO to devise and implement a comprehensive plan for handling safety concerns raised by Millstone employees and for assuring an environment free from retaliation and discrimination. The NRC also ordered NNECO to contract for an independent third party to oversee this comprehensive plan. The members of the independent third-party organization must not have had any direct previous involvement with activities at Millstone and must be approved by the NRC. Oversight by the third-party group will continue until NNECO demonstrates, by performance, that the conditions leading to this order have been corrected. NNECO has submitted to the NRC its selection of the third-party oversight organization and the NRC has approved that selection. NNECO has submitted to the NRC its comprehensive employee concerns plan.

     On March 7, 1997, the NRC issued a letter to NNECO confirming NNECO's commitment to evaluate and correct problems identified within its licensed operator training programs at Millstone and CY. Management has already taken certain steps to address the NRC's concerns in this area and is committed to making additional significant improvements in its training program. On June 27, 1997, NNECO temporarily suspended all nuclear training programs at Millstone to address programmatic deficiencies identified by NNECO and NRC inspectors during reviews of the System's training programs at Millstone and CY. The decision to suspend the nuclear training programs was primarily based on a determination that there is insufficient feedback between work functions and training so as to ensure training programs are appropriately refined to reflect such items as changing needs and experience. Management has not yet determined when the various training programs will be fully operational, but is currently developing a list of priorities for programs to get back on line. Management does not believe at this time that the suspension will affect the System's schedule for restarting the Millstone units. See "Legal Proceedings--NRC Office of Investigations and U.S. Attorney Investigations and Related Matters."

     Nuclear management is investigating the cause of a temperature rise in the Millstone 3 spent fuel pool that occurred during the last week of June 1997. Preliminary analysis indicates that the cause of the event was an incomplete changeover from one cooling system to another. Nuclear management does not believe that this incident, when considered in isolation, presented a significant safety issue, but is taking steps to prevent it from recurring and identify lessons to be learned from this event. The NRC has been informed of the event but is not expected to impose any material sanctions on the Company. However, the event has indicated to nuclear management that further focus on operational matters will be necessary to ensure proper operation of the units.

     On July 1, 1997, CL&P submitted continued unit operation studies to the Connecticut Department of Public Utility Control (DPUC) showing that, under base case assumptions, Millstone 1 will have a value to System customers (as compared to the cost of shutting down the unit and incurring replacement power costs) of approximately $70 million during the remaining thirteen years of its operating license and Millstone 2 will have a value to System customers (on the same assumptions as used with Millstone 1) of approximately $500 million during the remaining eighteen years of its operating license. Two other cases submitted to the DPUC based on higher assumed O&M costs, which CL&P considers less likely, indicated that Millstone 1 would be uneconomic in varying degrees. At the present time, the Company expects to continue operating both Millstone 1 and Millstone 2 for the remaining terms of their respective operating licenses; however, the Company cannot predict the outcome of this proceeding. The unit operation studies submitted to the DPUC do not bind the Company in future proceedings before the DPU.

     For information regarding replacement power costs and incremental nuclear O&M costs associated with the extended Millstone outages, see "Risk Factors-- Nuclear Plant Outages and Liquidity" and "--Overview of Nuclear and Related Financial Matters." For information regarding the recoverability of these costs, see "--Rates." For information regarding the 1996 nuclear workforce reduction, see "Employees." For information regarding criminal investigations by the NRC's Office of Investigations (OI) and the Office of the U.S. Attorney for the District of Connecticut related to various matters at Millstone and CY; certain citizens petitions related to NU's nuclear operations; and potential joint owner litigation related to the extended outages, see "Legal Proceedings."

     Yankee Units

     Connecticut Yankee. CY, a 582-MW pressurized-water reactor, has a license expiration date of June 29, 2007. On July 22, 1996, CY began an unscheduled outage as a precautionary measure to evaluate the plant's service water system, which provides cooling water to certain critical plant components. On August 8, 1996, after evaluating certain other pending technical and regulatory issues, CY's management decided to delay the restart of the unit and to begin a scheduled September refueling outage. The refueling outage was accelerated in order to allow time to resolve the pending issues.

     On December 4, 1996, the board of directors of CYAPC voted unanimously to retire CY. The decision to shut down CY was based on economic analyses that showed that shutting down the unit prematurely and incurring replacement power costs could produce potential savings compared to the costs of operating it over the remaining period of the unit's operating license. These analyses indicated that this shutdown decision could produce savings in excess of $130 million on a net present value basis. These analyses did not consider the costs of addressing concerns about CY's design and licensing basis raised by the NRC during the summer of 1996 similar to those raised at Millstone. If these costs had been considered, the economic analyses would have favored shutdown by an even greater margin. CYAPC has undertaken a number of regulatory filings intended to implement the decommissioning. For more information regarding the CYAPC revised decommissioning estimate that was submitted to FERC in December 1996, see "-- Decommissioning."

     In late December 1996, CY filed amendments to its power contracts with FERC to clarify any obligations of its purchasing utilities, including the Company. This filing estimated the unrecovered obligations, including the funding of decommissioning, to be approximately $762.8 million. On February 27, 1997, FERC approved an order for hearing which, among other things, accepted CY's contract amendments for filing and suspended the new rates for a nominal period. The new rates became effective March 1, 1997, subject to a refund. At March 31, 1997, the Company's share of the CY unrecovered contractual obligation which also has been recorded as a regulatory asset, was $68.4 million.

     Based upon FERC regulatory precedent, CYAPC believes it will be allowed to continue to collect from its power purchasers, including the Company, CL&P and PSNH, CYAPC's decommissioning costs, the owners' unrecovered investments in CYAPC, and other costs associated with the permanent closure of the plant over the remaining period of its NRC operating license. Management in turn expects that the Company, CL&P and PSNH will continue to be allowed to recover such FERC-approved costs from their customers.

     On May 12, 1997 the NRC staff assessed a $650,000 fine against CYAPC for more than 70 alleged violations of regulatory requirements, which CYAPC paid on June 13, 1997. Most of the violations cited by the NRC pertain to numerous longstanding deficiencies in engineering programs and practices, as well as errors related to an event involving a nitrogen buildup in the reactor vessel in 1996.

     As confirmed by the NRC on March 4, 1997, CYAPC has agreed to undertake various steps to resolve deficiencies and weaknesses in the radiation protection program at CY. Management does not believe that this undertaking will have a material adverse effect on the System companies or CYAPC.

     Maine Yankee. MY, a 870-MW pressurized-water reactor, has a license expiration date of October 21, 2008. MY's operating license expires 40 years from the date of issuance of the construction permit, which was about four years before MY's full-power operating license was issued. If appropriate, MYAPC will determine whether to seek recapture of this construction period from the NRC and add it to the term of the MY operating license. In 1996, MY operated at a capacity factor of 65.5 percent.

     By order issued on January 3, 1996, the NRC suspended MY's authority to operate at full power and limited MY to operating at 90 percent power pending the NRC's review and approval of a computer code application used at MY. The plant was taken out of service on December 5, 1996 after finding that certain cables did not have the proper separation required by the plant's design and licensing basis to protect them during accident conditions. MYAPC has agreed not to restart the plant until it completes a number of actions required by the NRC and prior to receiving NRC approval.

     On January 29, 1997, the NRC announced that MY had been placed on the NRC's watch list as a Category 2 plant. Plants in this category have been identified as having weaknesses that warrant increased NRC attention until the licensee demonstrates a period of improved performance. The NRC cited a number of deficiencies in the engineering design to support operations at MY, which were identified by an independent safety assessment team during the latter half of 1996. Although MY has developed a plan and initiated steps to correct the problems, including entering into an agreement with Entergy Corporation to acquire outside management expertise in the operation of the facility, the NRC indicated that increased agency attention was still needed. On May 27, 1997, MY announced that it was considering permanent closure of the plant based on economic concerns and uncertainty about the operation of the plant. MY disclosed that it would reduce spending to a level that would preserve the option of restarting the plant or closing it.

     The Company cannot determine whether or when MY will return to service and expects that, if the decision is made to restart the plant, there will be substantial costs associated with the NRC's actions that cannot be accurately estimated at this time.

     Vermont Yankee. VY, a 514-MW boiling water reactor, has a license expiration date of March 21, 2012. In 1996, VY operated at a capacity factor of
81.4 percent. VY had a 57-day planned refueling outage during 1996 that ended on November 1, 1996. The unit expects to begin a 56-day planned refueling and maintenance outage on September 28, 1998.

     Yankee Rowe. In 1992, YAEC's owners voted to shut down Yankee Rowe permanently based on an economic evaluation of the cost of a proposed safety review, the reduced demand for electricity in New England, the price of alternative energy sources and uncertainty about certain regulatory requirements. The power contracts between the Company, CL&P, PSNH, and other owners and YAEC permit YAEC to recover from each its proportional share of the Yankee Rowe shutdown and decommissioning costs. For more information regarding the decommissioning of Yankee Rowe, see "--Decommissioning."

Nuclear Insurance

     The NRC requires nuclear plant licensees to maintain a minimum of $1.06 billion in nuclear property and decontamination insurance coverage. The NRC requires that proceeds from the policy following an accident that exceed $100 million will first be applied to pay expenses. The insurance carried by the licensees of the Millstone units, CY, MY and VY meets the NRC's requirements. YAEC has obtained an exemption for Yankee Rowe from the $1.06 billion requirement and currently carries $25 million of insurance that otherwise meets the requirements of the rule. CYAPC expects to seek a similar exemption for CY in 1997. For more information regarding nuclear insurance, see "Commitments and Contingencies--Nuclear Insurance Contingencies" in "Notes to Financial Statements."

Nuclear Fuel

     The supply of nuclear fuel for the System's existing units requires the procurement of uranium concentrates, followed by the conversion, enrichment and fabrication of the uranium into fuel assemblies suitable for use in the System's units. The majority of the System companies' uranium enrichment services requirements is provided under a long term contract with the United States Enrichment Corporation (USEC), a wholly-owned United States government corporation. The System expects that uranium concentrates and related services for the units operated by the System and for the other units in which the System companies are participating, that are not covered by existing contracts, will be available for the foreseeable future on reasonable terms and prices.

     As a result of the Energy Act, the United States commercial nuclear power industry is required to pay the United States Department of Energy (DOE), through a special assessment for the costs of the decontamination and decommissioning of uranium enrichment plants owned by the United States government, no more than $150 million per annum for 15 years beginning in 1993. Each domestic nuclear utility's payment is based on its pro rata share of all enrichment services received by the United States commercial nuclear power industry from the United States government through October 1992. Each year, the DOE adjusts the annual assessment using the Consumer Price Index. The Energy Act provides that the assessments are to be treated as reasonable and necessary current costs of fuel, which costs shall be fully recoverable in rates in all jurisdictions. The Company's total share of the estimated assessment was approximately $11 million at March 31, 1997 and December 31, 1996. Management believes that the DOE assessments against the Company will be recoverable in future rates. Accordingly, the Company has recognized these costs as a regulatory asset, with a corresponding obligation on its balance sheet.

     In June 1995, the United States Court of Federal Claims held that, as applied to YAEC, the Uranium Enrichment Decontamination and Decommissioning Fund is an unlawful add-on to the bargained-for contract price for enriched uranium. As a result of that ruling, the federal government would be required to refund the approximately $3.0 million that YAEC has paid into the fund since its inception. On May 6, 1997, the United States Court of Appeals for the Federal Circuit issued a 2-1 panel decision reversing the Court of Federal Claims' decision. YAEC has filed a motion for rehearing en banc with the Appeals Court. NU is evaluating the applicability of these decisions to the $21 million that the System companies have already paid into the fund for the System companies' obligation to pay such special assessments in the future.

     Nuclear fuel costs associated with nuclear plant operations include amounts for disposal of nuclear waste. The System companies include in their nuclear fuel expense spent fuel disposal costs accepted by the DPUC, New Hampshire Public Utilities Commission (NHPUC) and DPU in rate case or fuel adjustment decisions. Spent fuel disposal costs also are reflected in FERC-approved wholesale charges.

High-Level Radioactive Waste

     The Nuclear Waste Policy Act of 1982 (NWPA) provides that the federal government is responsible for the permanent disposal of spent nuclear reactor fuel and high-level waste. As required by the NWPA, electric utilities generating spent nuclear fuel (SNF) and high-level waste are obligated to pay fees into a fund which would be used to cover the cost of siting, constructing, developing and operating a permanent disposal facility for this waste. The System companies have been paying for such services for fuel burned starting in April 1983 on a quarterly basis since July 1983. The DPUC, NHPUC and DPU permit the fee to be recovered through rates.

     In return for payment of the fees prescribed by the NWPA, the federal government is to take title to and dispose of the utilities' high-level wastes and spent nuclear fuel. The NWPA provides that a disposal facility be operational and for the DOE to accept nuclear waste for permanent disposal in 1998. On March 3, 1997, CYAPCO, NAESCO and NUSCO intervened as parties in a lawsuit brought in the U.S. Court of Appeals for the District of Columbia Circuit by 35 nuclear utilities in late January, seeking additional action based on the DOE's assertion that it expects to be unable to begin acceptance of spent nuclear fuel for disposal by January 31, 1998. Among other requests for relief, the lawsuit requests that utilities be relieved of their contractual obligation with DOE to pay fees into the Nuclear Waste Fund and be authorized to place such fee payments into escrow "unless and until" DOE begins accepting spent fuel for disposal. The DOE's current estimate for an available site is 2010.

     Until the federal government begins accepting nuclear waste for disposal, operating nuclear generating plants will need to retain high-level waste and spent fuel onsite or make some other provisions for their storage. With the addition of new storage racks, storage facilities for Millstone 3 are expected to be adequate for the projected life of the unit. With the implementation of currently planned modifications, the storage facilities for Millstone 1 and 2 are expected to be adequate (maintaining the capacity to accommodate a full-core discharge from the reactor) until 2003 and 2004, respectively. Fuel consolidation, which has been licensed for Millstone 2, could provide adequate storage capability for the accommodation of all of the SNF at CY. In addition, other licensed technologies, such as dry storage casks or on-site transfers, are being considered to accommodate spent fuel storage requirements.

     MYAPC believes it has adequate storage capacity through MY's current licensed operating life. The storage capacity of the spent fuel pool at VY is expected to be reached in 2005 and the available capacity of the pool is expected to be able to accommodate full-core removal until 2001.

     Because the Yankee Rowe plant was permanently shut down in February 1992, YAEC is considering the construction of a temporary facility to store the spent nuclear fuel produced by the Yankee Rowe plant over its operating lifetime until that fuel is removed by the DOE.

Low-Level Radioactive Waste

     The System currently has contracts to dispose its low-level radioactive waste (LLRW) at two privately operated facilities in Clive, Utah and in Barnwell, South Carolina. Because access to LLRW disposal may be lost at any time, the System has plans that will allow for onsite storage of LLRW for at least five years. Connecticut has not developed alternatives to out-of-state disposal of LLRW to date. Both Maine and Vermont are in the process of implementing an agreement with Texas to provide access to an LLRW disposal facility that is to be developed in that state. All three states plan to form an LLRW compact that is currently awaiting approval by Congress.

Decommissioning

     Based upon the System's most recent comprehensive site-specific updates of the decommissioning costs for each of the three Millstone units, the recommended decommissioning method continues to be immediate and complete dismantlement of those units at their retirement. The table below sets forth the estimated Millstone decommissioning costs for the Company. The estimates are based on the latest site studies, escalated to March 31, 1997 dollars.


                                           (Millions)

                           Millstone 1       $ 75.1
                           Millstone 2         66.3
                           Millstone 3         57.4
                                             ------
                           Total             $198.8


     As of March 31, 1997, the Company recorded balances (at market) in its external decommissioning trust funds as follows:

                                            (Millions)

                           Millstone 1        $41.4
                           Millstone 2         28.0
                           Millstone 3         17.3
                                              -----
                           Total              $86.7


     The Company has established independent trusts to hold all decommissioning expense collections from customers. The DPU has authorized the Company to collect its current decommissioning estimate for the three Millstone units.

     The decommissioning cost estimates for the Company's nuclear units are reviewed and updated regularly to reflect inflation and changes in decommissioning requirements and technology. Changes in requirements or technology, or adoption of a decommissioning method other than immediate dismantlement, could change these estimates. The Company attempts to recover sufficient amounts through its allowed rates to cover its expected decommissioning costs. Only the portion of currently estimated total decommissioning costs that has been accepted by the DPU and FERC is reflected in rates of the Company. Based on present estimates, and assuming its nuclear units operate to the end of their respective license periods, the Company expects that the decommissioning trust funds will be substantially funded when those expenditures have to be made.

     CYAPC, YAEC, VYNPC and MYAPC are all collecting revenues for decommissioning from their power purchasers. The table below sets forth the Company's estimated share of decommissioning costs of the Yankee units. The estimates are based on the latest site studies, escalated to December 31, 1996 dollars. For information on the equity ownership of the System companies in each of the Yankee units, see "--Electric Operations--Nuclear Generation--General."

                                          (Millions)

                              VYNPC        $  9.1
                              YAEC*          12.1
                              CYAPC*         72.5
                              MYAPC          11.1
                                           ------
                              Total        $104.8


          * As discussed more fully below, the costs shown include all remaining decommissioning costs and other closing costs associated with the early retirement of Yankee Rowe and CY as of December 31, 1996. If the decision is made to retire MY rather than to incur the expenses required to return the plant to service, decommissioning costs may increase. See "--Electric Operations--Nuclear Generation--Yankee Units--Maine Yankee." The Company expects to recover all decommissioning costs from its customers pursuant to FERC tariffs.

     As of March 31, 1997, the Company's share of the respective external decommissioning trust fund balances (at market), which have been recorded on the books of each of the respective Yankee Companies, is as follows:


                                          (Millions)

                              VYNPC        $ 4.1
                              YAEC           8.6
                              CYAPC         20.1
                              MYAPC          5.0
                                           -----
                              Total        $37.8


     Effective January 1996, YAEC began billing its sponsors, including the Company, CL&P and PSNH, amounts based on a revised estimate approved by the FERC that assumes decommissioning by the year 2000. This revised estimate was based on continued access to the Barnwell, South Carolina, low-level radioactive waste facility, changes in assumptions about earnings on decommissioning trust investments, and changes in other decommissioning cost assumptions.

     CYAPC accrues decommissioning costs on the basis of immediate dismantlement at retirement. In late December 1996, CYAPC made a filing with FERC to amend the wholesale power contracts between the owners of the facility, and revise decommissioning cost estimates and other cost estimates for the facility. The amendments clarify the owners' entitlement to full recovery of amounts previously invested and the ongoing costs of maintaining the plant in accordance with NRC rules until decommissioning begins, and ensures that decommissioning will continue to be funded through June 2007, the full license term, despite the unit's early shutdown. On February 26, 1997, FERC approved a draft order setting for hearing the prudence of the decision to close CY. On February 27, 1997, FERC approved an order for hearing which, among other things, accepted CYAPC's contract amendments for filing and suspended the new rates for a nominal period. The new rates became effective March 1, 1997, subject to refund. FERC will determine the prudence of CYAPC's decision to retire the plant before it finally determines the justness and reasonableness of CYAPC's proposed amended power contract rates.

               For more information regarding nuclear decommissioning, see "Nuclear Decommissioning" in the "Notes to Financial Statements."

     Competition and Cost Recovery

               Competition in the energy industry continues to grow as a result of legislative and regulatory action, technological advances, relatively high electric rates in certain regions of the country, including New England, surplus generating capacity and the increased availability of natural gas. These competitive pressures are particularly strong in the System's service territories, where legislators and regulatory agencies have been at the forefront of the restructuring movement.

               A major risk of competition for the Company is "strandable investments." These are expenditures that have been made by utilities in the past to meet their public service obligations, with the expectation that they would be recovered from customers in the future. However, under certain circumstances these costs might not be recoverable from customers in a fully competitive electric utility industry. The Company is particularly vulnerable to strandable investments because of (i) the Company's relatively high investment in nuclear generating capacity, which had a high initial cost to build, (ii) state-mandated purchased power arrangements priced above market, and (iii) significant regulatory assets, which are those costs that have been deferred by state regulators for future collection from customers. See "Risk Factors--Industry Restructuring and Competition."

               As of March 31, 1997, the Company's net investment in nuclear generating capacity, excluding its investment in certain regional nuclear companies, was approximately $436 million, and in its regulatory assets was approximately $182 million. The Company expects to recover substantially all of its nuclear investment and its regulatory assets from customers.
     The Company is currently collecting its nuclear investment through depreciation charges approved by the DPU. See "Depreciation" in the "Notes to Financial Statements." Unless amortization levels are changed from currently scheduled rates, the Company's regulatory assets are expected to be substantially decreased in the next five years. Although the Company continues to operate predominantly in a state-approved franchise territory under traditional cost-of-service regulation, restructuring initiatives have created uncertainty with respect to future rates and the recovery of strandable investments. See "Risk Factors--Regulatory Accounting and Assets."

               On December 30, 1996, the DPU issued its Model Rules on Restructuring (Model Rules). The Model Rules indicate that utilities will have a reasonable opportunity to recover strandable investments incurred on or before August 16, 1995, which will be collected through a Stranded Cost Access Charge. The Massachusetts General Court also has established a legislative task force to review restructuring during the 1997 legislative session.

               Notwithstanding these legislative and regulatory initiatives, the System has developed, and is continuing to develop, a number of marketing initiatives to retain and continue to serve its existing customers. In particular, the System has been devoting increasing attention in recent years to negotiating long term power supply arrangements with certain large commercial and industrial retail customers. Approximately 17 percent of the Company's commercial and industrial retail revenues were under negotiated rate agreements at the end of 1996. The Company was a party to negotiated rate agreements which accounted for approximately $6 million of rate reductions in 1996. The average term of these agreements is approximately 5.34 years.

               The System has expanded its retail marketing organization to provide value-added solutions to its customers. The System devoted significantly more resources to its retail marketing efforts in 1996 than in prior years. In particular, NUSCO hired approximately 170 new employees as part of its retail sales organization.

     The new employees will allow the System to have more direct contact with customers in order to develop tailor-made solutions for customers' energy needs. In addition, the System companies, as well as other NU subsidiaries, received orders from Commission and FERC in 1996 that increased their flexibility to market and broker electricity, gas, oil and other forms of energy throughout the United States and to provide various services related thereto.

     Rates

     General

               The Company's retail rates are subject to the jurisdiction of the DPU.

               On April 30, 1996, the DPU approved a settlement which was proposed by the Company and the Massachusetts Attorney General (the Agreement). The Agreement will continue, through February 1998, a 2.4 percent rate reduction instituted in June 1994. The Agreement terminates pending reviews of the Company's generating plant performance and any potential reviews associated with Millstone 2's 1994-1995 extended outage. The Agreement also accelerates its amortization of strandable generation assets by approximately $6 million in 1996 and $10 million in 1997.

     Electric Industry Restructuring in Massachusetts

               On December 30, 1996, the DPU issued the Model Rules, which supplemented an earlier set of draft rules issued on May 1, 1996. The Model Rules and accompanying order endorsed January 1, 1998 as the date for full customer choice of energy suppliers in Massachusetts. In addition, the Model Rules provide that utilities will have a reasonable opportunity to recover strandable investments and for the functional unbundling of a utility's distribution, transmission, generation and marketing functions. The Model Rules also addressed many of the other issues, including the future structure of the electric utility industry, that were addressed in the DPU's May 1 explanatory statement. The Model Rules, however, require a number of statutory changes to be enacted in order to implement these rules. The Massachusetts legislature has given no formal indication as to whether it will enact the statutory changes requested by the DPU. It is unclear at this time how the DPU will proceed if the requested statutory changes are not enacted.

               The DPU also issued regulations establishing standards of conduct governing the relationship between electric company distribution companies and their competitive affiliates, which include all affiliates that "engage in the selling or marketing of natural gas, electricity, or related services on a competitive basis, including, but not limited to, natural gas or electric supply or capacity, and demand-side management." Among other restrictions and reporting requirements, the rules provide a number of restrictions on the flow of information between a distribution company and its competitive affiliates, provide that much of the information that is shared between a distribution company and its competitive affiliate must be provided to non-affiliates, and provide for physical separation between employees of a distribution company and its competitive affiliate. The Company is currently developing and implementing procedures to comply with this order.

               In addition to the proposed rules set forth above, the DPU also ordered each electric company, including the Company, to develop revenue-neutral rates unbundled into at least generation, transmission and distribution components. The Company filed its proposed unbundled rates with the DPU on March 3, 1997. The DPU approved the Company's filing on May 19, 1997. The Company began sending unbundled bills to Massachusetts customers in June 1997. All customers should be in receipt of unbundled bills by the end of August 1997.

               On February 28, 1997, the DPU approved a settlement agreement involving an unaffiliated electric company, Massachusetts Electric Company
     (MECO), which is intended to meet the restructuring objectives of the DPU. This proposal calls for full-retail choice by January 1, 1998 or a later date when customers of other Massachusetts electric companies have the opportunity to choose their energy supplier. Under the settlement, MECO's generating affiliate will divest itself of its generation assets and MECO will collect strandable investments through a nonbypassable access charge on customers' bills. The settlement, however, provides that further DPU approval is required before retail access is triggered and acknowledges that the legislature can alter the settlement through subsequent restructuring legislation. Two other Massachusetts electric companies have indicated that they have reached similar agreements in principal with the Attorney General, but only one of these companies has filed such agreement with the DPU.

     The Company's Fuel Adjustment Clause and Generating Unit Operating Performance

               In Massachusetts, all fuel costs are collected on a current basis by means of a forecasted quarterly fuel clause. The DPU must hold public hearings before permitting adjustments in the Company's retail fuel adjustment clause. In addition to energy costs, the fuel adjustment clause includes capacity and transmission charges and credits that result from short-term transactions with other utilities and from certain FERC-approved contracts among the System operating companies.

               Massachusetts law establishes an annual performance program related to fuel procurement and use and requires the DPU to review generating unit performance and related fuel costs. Fuel clause revenues collected in Massachusetts are subject to potential refund, pending the DPU's examination of the actual performance of the Company's generating units. The DPU has found that possession of a minority ownership interest in a generating plant does not relieve a company of its responsibilities for the prudent operation of that plant. For information regarding the Company's ownership interests in nuclear generating units, see "Electric Operations--Nuclear Generation."

               On February 28, 1997, the DPU approved a settlement agreement between the Company and the Massachusetts Attorney General to maintain the Company's FAC at its August 1996 level through August 1997. The settlement also provides that the Company will not seek carrying charges on any deferred fuel costs incurred as a result of maintaining the FAC at the agreed-upon level. In accepting the settlement, the DPU deferred any inquiry into the Company's fuel expenses, including replacement power fuel expenses related to the current Millstone outages. Management does not expect to seek rate recovery of a substantial portion of such costs.

     Demand-Side Management

               In 1992, the DPU established a conservation charge (CC) to be included in the Company's customers' bills. The CC includes incremental DSM program costs above or below base rate recovery levels, lost fixed-cost recovery adjustments and the provision for a DSM incentive mechanism.

               In August and November 1995, the DPU issued decisions limiting the Company's recovery of lost base revenues in calendar year 1996 to those revenues lost due to implementation of conservation-related costs in the most recent three-year period. The DPU decision reduced 1996 revenues by approximately $5.5 million.

               On January 17, 1996, the DPU approved a two-year settlement proposal that resolves the Company's DSM-related proceedings before the DPU. The settlement resolves: (i) DSM budget levels for 1996 and 1997 (at $12.4 million and $11.9 million, respectively); (ii) the CC for each rate class for 1996 and 1997; and

     (iii) energy savings associated with past DSM activity. The Agreement, modifies, in part, the above-referenced DSM decisions. The Agreement shifted $8 million once included in the CC as lost base revenues into base rates.

               On March 3, the DPU approved the Company's proposed conservation charges for the period March 1, 1997-February 28, 1998. These new charges are now being included on customers' bills. In addition, the DPU approved the Company's estimates of energy savings from its DSM programs.

     Resource Plans

     Construction

               The Company's construction program in the period 1997 through 2001 is estimated as follows:


                      1997  1998     1999       2000  2001
                      ----  ----     ----       ----  ----
                                    (Millions)
                      $31    $42      $31        $28   $31

     The 1997 data include costs of approximately $5.6 million related to upgrading the Company's transmission facilities to meet capacity needs caused by the extended Millstone outages. See "--Electric Operations-- Distribution and Load."

               The construction program data shown above include all anticipated capital costs necessary for committed projects and for those reasonably expected to become committed, regardless of whether the need for the project arises from environmental compliance, nuclear safety, reliability requirements or other causes. The construction program's main focus is maintaining and upgrading the existing transmission and distribution system and nuclear and fossil-generating facilities.

               The construction program data shown above generally include the anticipated capital costs necessary for fossil-generating units to operate at least until their scheduled retirement dates. Whether a unit will be operated beyond its scheduled retirement date, be deactivated or be retired on or before its scheduled retirement date is regularly evaluated in light of the System's needs for resources at the time, the cost and availability of alternatives and the costs and benefits of operating the unit compared with the costs and benefits of retiring the unit. Retirement of certain of the units could, in turn, require substantial compensating expenditures for other parts of the System's bulk power supply system. Those compensating capital expenditures have not been fully identified or evaluated and are not included in the table.

     Future Needs

               The System periodically updates its long-range resource needs through its integrated demand and supply planning process. While the System does not foresee the need for any new major generating facilities at least until 2010, it has reactivated some older facilities and leased additional facilities in 1996 to supplement its capacity requirements due to the extended Millstone outages.

               The System's long term plans rely, in part, on certain DSM programs. These System companies-sponsored measures, including installations to date, are projected to lower the System summer peak load in 2010 by 703 MW and lower the winter peak load as of January 1, 2011 by 482 MW. See "--Rates" for information about rate treatment of DSM costs.

               In addition, System companies have long term arrangements to purchase the output from certain nonutility generators (NUGs) under federal and state laws, regulations and orders mandating such purchases. NUGs supplied 660 MW of firm capacity in 1996. The System companies, including the Company, do not expect to purchase additional new capacity from NUGs for the foreseeable future. See "Cogeneration Costs" in "Notes to Financial Statements" for information regarding the Company's termination of one of its purchased-power agreements.

               The System's need for new resources may be affected by premature retirements of existing generating units, regulatory approval of the continued operation of certain fossil fuel units past scheduled retirement dates, and the possible deactivation of plants resulting from environmental compliance costs, licensing decisions and other regulatory matters. The System's need for new resources also may be substantially affected by restructuring of the electric industry. For more information regarding restructuring, see "--Rates."

     Financing Program

     Recent Financing Activity

               On September 13, 1996, the Company entered into an agreement to sell fractional undivided percentage receivable interests in its eligible billed and unbilled accounts receivable. The amount of receivables sold at any one time will not exceed $40 million plus limited reserves for losses. To the extent actual loss experience of the pool receivables exceeds the loss reserves, the purchaser will absorb the excess. The Company has retained collection and servicing responsibilities as agent for the purchaser. As of March 31, 1997, the Company had sold approximately $15 million of its accounts receivable under this Agreement. During May 1997, the Company restructured its sales agreement to comply with the requirements of SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which became effective on January 1, 1997. SFAS 125 required, in part, that the Company establish a special-purpose, wholly owned subsidiary, WMECO Receivables Corporation (WRC). WRC's sole purpose is to purchase receivables from the Company and, at times, resell undivided ownership interests in those receivables to a third party purchaser.

               On November 21, 1996, NU, the Company and CL&P entered into a new three-year Revolving Credit Agreement (the New Credit Agreement) with a group of banks. On May 30, 1997, the New Credit Agreement was amended to reflect (i) the provision by the Company of first mortgage bonds in the principal amount of $90,000,000 and by CL&P of first mortgage bonds in the principal amount of $225,000,000 as collateral for their respective obligations under the New Credit Agreement, (ii) revised financial covenants consistent with NU's, the Company's and CL&P's financial forecasts, and (iii) an up front payment to the lenders in order to maintain commitments under the New Credit Agreement. Following such amendment, the Company is able to borrow up to approximately $90,000,000 (which may increase to approximately $150,000,000 with the provision of additional first mortgage bonds as collateral in an amount which would bring the total Company collateral to $150,000,000) and CL&P will be able to borrow up to approximately $225,000,000 (which may increase to approximately $313,750,000 with the provision of additional first mortgage bonds as collateral in an amount which would bring CL&P's total collateral to $313,750,000), subject to a total borrowing limit of $313,750,000 for all three borrowers. NU will be able to borrow up to $50,000,000 when each of the parties to the Agreement has maintained a consolidated operating income to consolidated interest expense ratio of at least 2.50 to 1 for two consecutive fiscal quarters. For information regarding issues related to financial covenants under the New Credit Agreement, see "--Financing Limitations" below.

               On April 17, 1997, the holders of approximately $38 million of notes issued by NU's real estate company (Rocky River Realty Company or RRR) notified RRR that it wished RRR to repurchase the notes. The notes are secured by real estate leases between RRR as lessor and Northeast Utilities Service Company (NUSCO) as lessee. The leases provide for the acceleration of rent equal to RRR's note obligations if RRR is unable to repay the obligation. On July 1, 1997, RRR received a commitment for the purchase of approximately $12 million of the notes.
     RRR repurchased the remaining $26 million of notes on July 14, 1997. The Company may be billed by NUSCO for its proportionate share of the accelerated lease obligations when RRR repurchases the notes. The Company does not expect the resolution of this matter to have a material adverse impact on its financial condition or liquidity. See "Notes to Financial Statements," Note 11G for further information.

               Total Company debt, including short term and capitalized lease obligations, was $458.6 million as of March 31, 1997, compared with $429.1 million as of December 31, 1996. For more information regarding Company financing, see the "Notes to Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

               In April, 1997, Moody's downgraded most of the securities ratings of the Company and CL&P because of the extended Millstone outages. In May, 1997, S&P downgraded the Company and CL&P securities as a result of the Connecticut legislature's failure to approve a utility restructuring bill during the recently completed legislative session. As a result, all Company securities are currently rated below investment grade by Moody's and S&P. These actions will adversely affect the availability and cost of funds for the Company.

     1997 Financing Requirements

               The Company's aggregate capital requirements for 1997, exclusive of requirements under the Niantic Bay Fuel Trust (NBFT) are approximately as follows:


                                        (Millions)
                        Construction          $31
                        Nuclear Fuel            1
                        Maturities             15
                                              ---
                        Total                 $47

               For further information on NBFT and the Company's financing of its nuclear fuel requirements, see "Leases" in the "Notes to Financial Statements." For further information on the Company's 1997 and five-year financing requirements, see "Long Term Debt" in the notes to the Company's Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." For further information concerning the Company's financing of operations, see "--Overview of Nuclear and Related Financial Matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Financing Limitations

               The Company's charter and many of its borrowing facilities contain financial limitations (as discussed more fully below) that must be satisfied before borrowings can be made and for outstanding borrowings to remain outstanding.

               The amount of short term borrowings that may be incurred by the Company is subject to periodic approval by the Commission under the Public Utility Holding Company Act of 1935 (Holding Company Act).

               As of January 1, 1997, the Company's maximum authorized short term borrowing limit was $150 million. At December 31, 1996, the Company had short term borrowings of $47 million outstanding. At March 31, 1997, the Company had short term borrowings of $90.9 million.

               The supplemental indentures under which NU issued $175 million in principal amount of 8.58 percent amortizing notes in December 1991 and $75 million in principal amount of 8.38 percent amortizing notes in March 1992 contain restrictions on dispositions of certain System companies' stock, limitations of liens on NU assets and restrictions on distributions on and acquisitions of NU stock. Under these provisions, neither NU nor the Company may dispose of voting stock of the Company other than to NU or another System company.

               The Company's charter contains preferred stock provisions restricting the amount of unsecured debt the Company may incur. As of March 31, 1997, the Company's charter permits the Company to incur an additional $28 million of unsecured debt.

               While not directly restricting the amount of short term debt that the Company, CL&P, RRR, NNECO and NU may incur, the revolving credit agreements to which the Company, CL&P, HWP, RRR, NNECO and NU are parties provide that the lenders are not required to make additional loans, and that the maturity of indebtedness can be accelerated, if NU (on a consolidated basis) does not meet a common equity ratio test that requires, in effect, that NU's consolidated common equity (as defined) be not less than 30 percent for any three consecutive fiscal quarters. At March 31, 1997, NU's common equity ratio was 32.7 percent.

               Additionally, under the New Credit Agreement, the Company is prohibited from incurring additional debt unless it is able to demonstrate, on a pro forma basis for the prior quarter and going forward, that its equity ratio will be at least 31 percent of its total capitalization through December 31, 1997 and 32 percent thereafter. At March 31, 1997, the Company's common equity ratio was 37.4 percent. Beginning in the fourth quarter of 1997, the Company must demonstrate that its ratio of operating income to interest expense will be at least 1.25 to 1 through December 31, 1997; 1.50 to 1 from January 1, 1998 through June 30, 1998; 2.00 to 1 from July 1, 1998 through September 30, 1998 and 2.50 to 1 thereafter. For the three month period ended March 31, 1997, the Company's interest coverage ratio (computed in accordance with the New Credit Agreement) was 1.5 to 1.

               The Indenture provides that additional bonds may not be issued, except for certain refunding purposes, unless earnings (as defined in the Indenture and before income taxes) are at least twice the pro forma annual interest charges on outstanding bonds and certain prior lien obligations and the bonds to be issued. The Company's 1996 earnings do not permit it to meet those earnings coverage tests, but as of May 31, 1997, the Company would be able to issue up to approximately $63.9 million of additional first mortgage bonds on the basis of previously issued but refunded bonds, without having to meet the earnings coverage test.

               The preferred stock provisions of the Company's charter also prohibit the issuance of additional preferred stock (except for refinancing purposes) unless income before interest charges (as defined and after income taxes and depreciation) is at least 1.5 times the pro forma annual interest charges on indebtedness and the annual dividend requirements on preferred stock that will be outstanding after the additional stock is issued. The Company is currently unable to issue additional preferred stock under these provisions.

               The supplemental indentures under which the Company's first mortgage bonds have been issued limit the amount of cash dividends and other distributions the Company can make to NU out of its retained earnings. As of March 31, 1997, the Company's unrestricted earned surplus was $57,949,978.

               Certain subsidiaries of NU, including the Company, have established a system for pooling System resources (Money Pool) to provide a more effective use of the cash resources of the System and to reduce outside short term borrowings. NUSCO administers the Money Pool as agent for the participating companies. Short term borrowing needs of the participating companies (except NU) are first met with available funds of other member companies, including funds borrowed by NU from third parties. NU may lend to, but not borrow from, the Money Pool. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate, except that borrowings based on loans from NU bear interest at NU's cost. Funds may be withdrawn or repaid to the Money Pool at any time without prior notice.

     Other Regulatory and Environmental Matters

     Environmental Regulation

               General

               The System and its subsidiaries are subject to federal, state and local regulations with respect to water quality, air quality, toxic substances, hazardous waste and other environmental matters. Similarly, the System's major generation and transmission facilities may not be constructed or significantly modified without a review by the applicable state agency of the environmental impact of the proposed construction or modification. Compliance with environmental laws and regulations, particularly air and water pollution control requirements, may limit operations or require substantial investments in new equipment at existing facilities. See "--Resource Plans" for a discussion of the System's construction plans.

               Surface Water Quality Requirements

               The Federal Clean Water Act (CWA) requires "point source" discharge of pollutants into navigable waters to obtain a National Pollutant Discharge Elimination System (NPDES) permit from the United States Environmental Protection Agency (EPA) or state environmental agency specifying the allowable quantity and characteristics of its effluent. System facilities have all required NPDES permits in effect. Compliance with NPDES and state water discharge permits has necessitated substantial expenditures and may require further expenditures because of additional requirements that could be imposed in the future. For information regarding ongoing criminal and civil investigations by the Office of the U.S. Attorney for the District of Connecticut and the Connecticut Attorney General related to allegations that there were some violations of certain facilities' NPDES permits, see "Legal Proceedings."

               The ultimate cost impact of the CWA and state water quality regulations on the Company cannot be estimated because of uncertainties such as the impact of changes to the effluent guidelines or water quality standards. Additional modifications, in some cases extensive and involving substantial cost, may ultimately be required for some or all of the Company's generating facilities.

               The Federal Oil Pollution Act of 1990 (OPA 90) sets out the requirements for facility response plans and periodic inspections of spill response equipment at facilities that can cause substantial harm to the environment by discharging oil or hazardous substances into the navigable waters of the United States and onto adjoining shorelines. The System companies, including the Company, are currently in compliance with the requirements of OPA 90.

               OPA 90 includes limits on the liability that may be imposed on persons deemed responsible for release of oil. The limits do not apply to oil spills caused by negligence or violation of laws or regulations. OPA 90 also does not preempt state laws regarding liability for oil spills. In general, the laws of the states in which the Company owns facilities and through which the Company transports oil could be interpreted to impose strict liability for the cost of remediating releases of oil and for damages caused by releases. The System currently carries general liability insurance in the total amount of $100 million per occurrence for oil spills.

               Air Quality Requirements

               The Clean Air Act Amendments of 1990 (CAAA) impose stringent requirements on emissions of sulfur dioxide (SO2) and nitrogen oxide (NOX) for the purpose of controlling acid rain and ground level ozone. In addition, the CAAA address the control of toxic air pollutants. Installation of continuous emissions monitors (CEMs) and expanded permitting provisions also are included.

               Existing and future federal and state air quality regulations, including recently proposed standards, could hinder or possibly preclude the construction of new, or the modification of existing, fossil units in the System's service area and could raise the capital and operating cost of existing units. The ultimate cost impact of these requirements on the System cannot be estimated because of uncertainties about how EPA and the states will implement various requirements of the CAAA.

               Nitrogen Oxide.  Title I of the CAAA identifies NOX emissions
               --------------
     as a precursor of ambient ozone. Connecticut, Massachusetts and New Hampshire, as well as other Northeastern states, currently exceed the ambient air quality standard for ozone. Pursuant to the CAAA, states exceeding the ozone standard must implement plans to address ozone nonattainment. All three states have issued final regulations to implement Phase I reduction requirements and the System has met these requirements. Compliance with Phase I requirements has cost the System a total of approximately $41 million including $1 million for the Company. Compliance has been achieved using a combination of currently available technology, combustion efficiency improvements and emissions trading. Compliance costs for Phase II, effective in 1999, are not expected to result in material additional costs for the Company.

               Sulfur Dioxide.  The CAAA mandates reductions in SO2 emissions to
               --------------
     control acid rain. These reductions are to occur in two phases. First, certain high SO2 emitting plants were required to reduce their emissions beginning in 1995. All Phase I units have been allocated SO2 allowances for the period 1995-1999. These allowances are freely tradable. One allowance entitles a source to emit one ton of SO2. No unit may emit more SO2 than the amount for which it has allowances. The only System units subject to the Phase I reduction requirements are PSNH's Merrimack Units 1 and 2. Newington Station in New Hampshire and Mt. Tom Station in Massachusetts are conditional Phase I units, which means that the System can decide to include these plants as Phase I units during any year and obtain allowances for that year. The System included these plants as Phase I units in 1996.

               On January 1, 2000, the start of Phase II, a nationwide cap of
     8.9 million tons per year of utility SO2 emissions will be imposed and existing units will be granted allowances to emit SO2. Most of the System companies' allocated allowances will substantially exceed their expected SO2 emissions for 2000 and subsequent years, except for PSNH, which expects to purchase additional SO2 allowances.

               New Hampshire and Massachusetts have each instituted acid rain control laws that limit SO2 emissions. The System is meeting the new SO2 limitations by using natural gas and/or lower sulfur coal in its plants. Under the existing fuel adjustment clauses in Connecticut, New Hampshire and Massachusetts, the System should be able to recover the additional fuel costs of compliance with the CAAA and state laws from its customers.

               Management does not believe that the acid rain provisions of the CAAA will have a significant impact on the System's overall costs or rates due to the very strict limits on SO2 emissions already imposed by Connecticut, New Hampshire and Massachusetts. In addition, management believes that Title IV of the CAAA (acid rain) requirements for NOX limitations will not have a significant impact on System costs due to the more stringent NOX limitations resulting from Title I of the CAAA discussed above.

               EPA, Connecticut, New Hampshire and Massachusetts regulations also include other air quality standards, emission standards and monitoring and testing and reporting requirements that apply to the System's generating stations. They require new or modified fossil fuel-fired electric generating units to operate within stringent emission limits. The System could incur additional costs to meet these requirements, which costs cannot be estimated at this time.

               Air Toxics.  Title III of the CAAA directed EPA to study air
               ----------
     toxics and mercury emissions from fossil fired steam electric generation units to determine if they should be regulated. EPA exempted these plants from the hazardous air pollutant program pending completion of the studies, expected in 1997 or 1998. Should EPA determine that such generating plants' emissions must be controlled to the same extent as emissions from other sources under Title III, the System, including the Company, could be required to make substantial capital expenditures to upgrade or replace pollution control equipment, but the amount of these expenditures cannot be readily estimated.

               Toxic Substances and Hazardous Waste Regulations

               PCBs.  Under the federal Toxic Substances Control Act of 1976
               ----
     (TSCA), EPA has issued regulations that control the use and disposal of polychlorinated biphenyls (PCBs). PCBs had been widely used as insulating fluids in many electric utility transformers and capacitors before TSCA prohibited any further manufacture of such PCB equipment. System companies have taken numerous steps to comply with these regulations and have incurred increased costs for disposal of used fluids and equipment that are subject to the regulations.

               In general, the System sends fluids with concentrations of PCBs equal to or higher than 500 ppm to an unaffiliated company to dispose of using approved methods. Electrical capacitors that contain PCB fluid are sent off-site to dispose of through burning in high temperature incinerators approved by EPA. The System disposes of solid wastes containing PCBs in secure chemical waste landfills.

               Asbestos.  Federal, Connecticut, New Hampshire and Massachusetts
               --------
     asbestos regulations have required the System to expend significant sums in the past on removal of asbestos, including measures to protect the health of workers and the general public and to properly dispose of asbestos wastes. Asbestos removal costs for the System are not expected to be material in 1997.

               RCRA.  Under the federal Resource Conservation and Recovery Act
               ----
     of 1976, as amended (RCRA), the generation, transportation, treatment, storage and disposal of hazardous wastes are subject to EPA regulations. Connecticut, New Hampshire and Massachusetts have adopted state regulations that parallel RCRA regulations but in some cases are more stringent. The procedures by which System companies handle, store, treat and dispose of hazardous wastes are regularly revised, where necessary, to comply with these regulations.

               Hazardous Waste Liability.  As many other industrial companies
               -------------------------
     have done in the past, System companies disposed of residues from operations by depositing or burying such materials on-site or disposing of them at off-site landfills or facilities. Typical materials disposed of include coal gasification waste, fuel oils, gasoline and other hazardous materials that might contain PCBs. It has since been determined that deposited or buried wastes, under certain circumstances, could cause groundwater contamination or create other environmental risks. The System has recorded a liability for what it believes is, based upon currently available information, its estimated environmental remediation costs for waste disposal sites for which the System companies expect to bear legal liability, and continues to evaluate the environmental impact of its former disposal practices. Under federal and state law, government agencies and private parties can attempt to impose liability on System companies for such past disposal. As of March 31, 1997, the liability recorded by the Company for its estimated environmental remediation costs for known sites needing remediation, including those sites described below, exclusive of recoveries from insurance or third parties, was approximately $1.9 million, which management has determined to be the most probable amount within the range of $1.9 million to $4.2 million. These costs could be significantly higher if alternative remedies become necessary.

               Under the federal Comprehensive Environmental, Response, Compensation and Liability Act of 1980, as amended, commonly known as Superfund, EPA has the authority to cleanup or order cleanup of hazardous waste sites and to impose the cleanup costs on parties deemed responsible for the hazardous waste activities on the sites. Responsible parties include the current owner of a site, past owners of a site at the time of waste disposal, waste transporters and waste generators. It is EPA's position that all responsible parties are jointly and severally liable, so that any single responsible party can be required to pay the entire costs of cleaning up the site. As a practical matter, however, the costs of cleanup are usually allocated by agreement of the parties, or by the courts on an equitable basis among the parties deemed responsible, and several federal appellate court decisions have rejected EPA's position on strict joint and several liability. Superfund also contains provisions that require System companies to report releases of specified quantities of hazardous materials and require notification of known hazardous waste disposal sites. System companies are in compliance with these reporting and notification requirements.

               The System currently is involved in two Superfund sites in Connecticut, one in Kentucky, one in New Jersey and two in New Hampshire. The level of study of each site and the information about the waste contributed to the site by the System and other parties differs from site to site. Where reliable information is available that permits the System to make a reasonable estimate of the expected total costs of remedial action and/or the System's likely share of remediation costs for a particular site, those cost estimates are provided below. All cost estimates were made in accordance with generally accepted accounting principles where remediation costs were probable and reasonably estimable. Any estimated costs disclosed for cleaning up the sites discussed below were determined without consideration of possible recoveries from third parties, including insurance recoveries. Where the System has not accrued a liability, the costs either were not material or there was insufficient information to accurately assess the System's exposure.

               At two Connecticut sites, the Beacon Heights and Laurel Park landfills, the major parties formed coalitions and joined as defendants a number of other parties including "Northeast Utilities (Connecticut Light and Power)". Litigation on both sites was consolidated in a single case in the federal district court. In 1993, the coalitions' claims against a number of defendants including NU (CL&P) were dismissed. In 1994, the Beacon Heights Coalition indicated that they would not pursue NU (CL&P) as a defendant. As a result, the Company does not expect to incur cleanup costs for the Beacon Heights site. Meanwhile, the coalitions appealed the 1993 federal district court dismissal, which was overturned. A petition for rehearing was filed and it is unlikely the district court will take further action until the petition is resolved. In any event, the Company's liability at the Laurel Park site is expected to be minimal because of the non-hazardous nature and small volume of the materials that were sent there.

               The System had sent a substantial volume of LLRW from Millstone 1, Millstone 2 and CY to the Maxey Flats nuclear waste disposal site in Fleming County, Kentucky. On April 18, 1996, the U.S. District Court for the Eastern District of Kentucky approved a consent decree between EPA and members of the Maxey Flats PRP Steering Committee, including System companies, and several federal government agencies, including DOE and the Department of Defense as well as the Commonwealth of Kentucky. The System has recorded a liability for future remediation costs for this site based on its share of ultimate remediation costs under the tentative agreement. The System's liability at the site has been assessed at slightly over $1 million.

               CL&P, as successor to The Hartford Electric Light Company (HELCO), has been named as one of over 100 defendants in a cost recovery action filed in the federal district court in New Jersey. Plaintiffs have not disclosed the amount of the recovery they are seeking and, due to the nature of HELCO's limited dealings with the plaintiffs, CL&P believes its liability is minimal.

               In addition to the remediation efforts for the above-mentioned Superfund sites, the System has been named as a PRP and is monitoring developments in connection with several state environmental actions, including the following relating to the Company.

               In Massachusetts, System companies have been designated by the Massachusetts Department of Environmental Protection (MDEP) as PRPs for twelve sites under MDEP's hazardous waste and spill remediation program.
     At two sites, the System may incur remediation costs that may be material to HWP depending on the remediation requirements. At one site, HWP has been identified by MDEP as one of three PRPs in a coal tar site in Holyoke, Massachusetts. HWP owned and operated the Holyoke Gas Works from 1859 to 1902. The site is located on the east side of Holyoke, adjacent to the Connecticut River and immediately downstream of HWP's Hadley Falls Station. MDEP has designated both the land and river deposit areas as priority waste disposal sites. Due to the presence of tar patches in the vicinity of the spawning habitat of the shortnose sturgeon--an endangered species--the National Oceanographic and Atmospheric Administration (NOAA) and National Marine Fisheries Service have taken an active role in overseeing site activities. Both MDEP and NOAA have notified the PRPs of the need to remove tar deposits from the river. During 1996, HWP conducted a pilot project to assess the feasibility and costs of tar removal. Results of this project are currently being evaluated. To date, HWP has spent approximately $1 million for river studies and construction costs related to the site. The total estimated costs for remediation of tar patches at this site range from approximately $1 to $4 million. Discussions of the results of the pilot study will be presented to the MDEP in early 1997.

               The second site is a former manufactured gas plant facility in Easthampton, Massachusetts. WMECO predecessor companies owned and operated the Easthampton Gas Works from 1864 to 1924. Previous investigations have identified coal tar deposits on the land portion of the site. During fall, 1996, the Company conducted additional investigative work in an adjacent pond. The results of this work are currently being analyzed. A report will be submitted to the MDEP in 1997 which will better define the extent of coal tar deposits in the pond. To date, the Company has spent approximately $200,000 for investigative work. The total estimated remediation costs for the site are estimated to range from $1 to $1.5 million.

               In the past, the System has received other claims from government agencies and third parties for the cost of remediating sites not currently owned by the System but affected by past System disposal activities and may receive more such claims in the future. The System expects that the costs of resolving claims for remediating sites about which it has been notified will not be material, but cannot estimate the costs with respect to sites about which it has not been notified.

               Electric and Magnetic Fields

               In recent years, published reports have discussed the possibility of adverse health effects from electric and magnetic fields (EMF) associated with electric transmission and distribution facilities and appliances and wiring in buildings and homes. Most researchers, as well as numerous scientific review panels considering all significant EMF epidemiological and laboratory research to date, agree that current information remains inconclusive, inconsistent and insufficient for risk assessment of EMF exposures. Most recently, a review issued in October 1996 by the U.S. National Academy of Sciences concluded "that the current body of evidence does not show that exposure to these fields presents a human-health hazard." Based on this information management does not believe that a causal relationship between EMF exposure and adverse health effects has been established or that significant capital expenditures are appropriate to minimize unsubstantiated risks. The System is closely monitoring research and government policy developments.

               The System supports further research into the subject and is voluntarily participating in the funding of the ongoing National EMF Research and Public Information Dissemination Program. If further investigation were to demonstrate that the present electricity delivery system is contributing to increased risk of cancer or other health problems, the industry could be faced with the difficult problem of delivering reliable electric service in a cost-effective manner while managing EMF exposures. In addition, if the courts were to conclude that individuals have been harmed and that utilities are liable for damages, the potential monetary exposure for all utilities, including the System companies, could be enormous. Without definitive scientific evidence of a causal relationship between EMF and health effects, and without reliable information about the kinds of changes in utilities' transmission and distribution systems that might be needed to address the problem, if one is found, no estimates of the cost impacts of remedial actions and liability awards are available.

               EMF has become increasingly important as a factor in facility siting decisions in many states, and local EMF concerns occasionally make the news when utilities propose new or changed facilities. In prior years, various bills involving EMF were introduced in the Massachusetts and Connecticut legislatures with no action taken. No such bills were introduced in either state in 1996.

               FERC Hydro Project Licensing

               Federal Power Act licenses may be issued for hydroelectric projects for terms of 30 to 50 years as determined by FERC. Upon the expiration of a license, any hydroelectric project so licensed is subject to reissuance by FERC to the existing licensee or to others upon payment to the licensee of the lesser of fair value or the net investment in the project plus severance damages less certain amounts earned by the licensee in excess of a reasonable rate of return. On December 31, 1993, the license for the Company's Gardners Falls Project expired. FERC has issued an annual license allowing the Gardners Falls project to continue operations pending completion of the relicensing process. The Final Environmental Impact Statement for the Gardners Falls Project indicated that minimum flow requirements, downstream fish passage facilities and recreational enhancements are needed at the Project and were recommended as conditions of a new license.

               The System companies hold FERC licenses for 19 hydroelectric projects aggregating approximately 1,375 MW of capacity, located in Connecticut, Massachusetts and New Hampshire.

               FERC has issued a notice indicating that it has authority to order project licensees to decommission projects that are no longer economic to operate. FERC has not required any such project decommissioning to date. The potential costs of decommissioning a project, however, could be substantial. It is likely that this FERC decision will be appealed if, and when, they attempt to exercise this authority.

                                       EMPLOYEES

               As of December 31, 1996, the System companies had 8,842 full and part-time employees on their payrolls, of which 497 were employed by the Company, 2,194 by CL&P, 1,279 by PSNH, 92 by HWP, 1,274 by NNECO, 2,692 by NUSCO and 814 by NAESCO. NU, NAEC, Charter Oak, Mode 1 and Select Energy Inc. have no employees.

               In 1995 and early 1996, the System implemented a program to reduce the nuclear organization's total workforce by approximately 220 employees, which included both early retirements and involuntary terminations. The pretax cost of the program was approximately $8.7 million. For information regarding the criminal investigations by the NRC's Office of Investigation and the Office of the U.S. Attorney for the District of Connecticut related to this workforce reduction, see "Legal Proceedings."

               In December 1996, the System announced a voluntary separation program affecting approximately 1,100 employees. The separations will be effected between April 1, 1997 and March 1, 1998. The estimated cost of the program is approximately $7 million.

               Approximately 2,200 employees of the Company, CL&P, PSNH, NAESCO and HWP are covered by 11 union agreements, which expire between October 1, 1997 and May 31, 1999.

                                       PROPERTIES

               The Company's principal plants and a major portion of its other properties are owned in fee, although one hydroelectric plant is leased.
     In addition, the Company has certain substation equipment, data processing equipment, nuclear fuel, nuclear control room simulators, vehicles, and office space that are leased. With few exceptions, the Company's lines are located on or under streets or highways, or on properties either owned or leased, or in which the Company has appropriate rights, easements, or permits from the owners.

               Substantially all of the Company's properties are subject to the lien of the Indenture, subject to the exceptions described herein. See "Description of the Bonds--Security." In addition, the Company's interest in Millstone 1 is subject to second liens for the benefit of lenders under agreements related to pollution control revenue bonds. Various of these properties are also subject to minor encumbrances which do not substantially impair the usefulness of the properties to the Company.

               The Company believes its properties to be well maintained and in good operating condition.

     Transmission and Distribution System

               At December 31, 1996, the System companies owned 103 transmission and 416 distribution substations that had an aggregate transformer capacity of 25,200,069 kilovolt amperes (kVa) and 9,127,367 kVa, respectively, 3,057 circuit miles of overhead transmission lines ranging from 69 kilovolt (kV) to 345 kV, and 192 cable miles of underground transmission lines ranging from 69 kV to 138 kV; 32,649 pole miles of overhead and 1,958 conduit bank miles of underground distribution lines; and 398,452 line transformers in service with an aggregate capacity of 16,472,221 kVa.

     Electric Generating Plants

               As of March 31, 1997, the electric generating plants, including leased property, of the Company and the Company's entitlements in the generating plants of the two operating Yankee Companies were as follows:


                                                                     Claimed
                                                        Year       Capability*
        Plant Name (Location)            Type         Installed    (kilowatts)
        ---------------------            ----         ---------    -----------

        Millstone (Waterford, CT)
        Unit 1                          Nuclear          1970          123,063
        Unit 2                          Nuclear          1975          166,155
        Unit 3                          Nuclear          1986          140,216
        ME Yankee (Wiscasset, ME)       Nuclear          1972           23,681
        VT Yankee (Vernon, VT)          Nuclear          1972           11,948
                                                                     ---------
        Total Nuclear-Steam Plants      (5 units)                      465,063
        Total Fossil-Steam Plants       (1 unit)         1957          107,000
        Total Hydro-Conventional        (27 units)       1904-34       110,910**
        Total Hydro-Pumped Storage      (4 units)        1972-73       205,200
        Total Internal Combustion       (3 units)        1968-69        60,500
                                                                     ---------
        Total WMECO Generating Plant    (40 units)                     948,673
                                                                     =========

     *  Claimed capability represents winter ratings as of March 31, 1997.

     ** Total Hydro-Conventional capability includes Cobble Mountain plant's
        33,960 KW which is leased from the City of Springfield, MA.

     Franchises

               For more information regarding recent regulatory and legislative decisions and initiatives that may affect the terms under which the Company provides electric service in its franchised territory, see "--Rates-- Electric Industry Restructuring in Massachusetts," and "Legal Proceedings."

               The Company is authorized by its charter to conduct its electric business in the territories served by it, and has locations in the public highways for transmission and distribution lines. Such locations are granted pursuant to the laws of Massachusetts by the Department of Public Works of Massachusetts or local municipal authorities and are of unlimited duration, but the rights thereby granted are not vested. Such locations are for specific lines only, and, for extensions of lines in public highways, further similar locations must be obtained from the Department of Public Works of Massachusetts or the local municipal authorities. In addition, the Company has been granted easements for its lines in the Massachusetts Turnpike by the Massachusetts Turnpike Authority.

               The Company is subject to the jurisdiction of the DPUC as a result of its interest in the Millstone units.

                               LEGAL PROCEEDINGS

Tax Litigation

      In 1991, the Town of Haddam performed a town-wide revaluation of the CYAPC property in that town. Based on the report of the engineering firm hired by the town to perform the revaluation, Haddam determined that the full fair-market value of the property, as of October 1, 1991, was $840 million. At that time, CY's net-book value was $245 million. On September 5, 1996, a Connecticut court ruled that Haddam had over-assessed CY at three and a half times its proper assessment. The decision set the plant's fair market value at $235 million. CYAPC estimated that the town owed it approximately $16.2 million in refunds, including accrued interest, for taxes that were overpaid from July 31, 1992 through July 31, 1996. On May 9, 1997, Haddam and CYAPC reached an agreement regarding the repayment of property taxes due CYAPC for the tax years beginning October 1, 1991 through October 1, 1995. Haddam has agreed to repay to CYAPC an amount totaling $13,990,000 which is inclusive of taxes and interest for those years. As part of this negotiated settlement, Haddam has paid CYAPC $2,000,000 and may bond all or part of the remaining $11,990,000.

Millstone 3--Potential Joint Owner Litigation

      This matter involves claims that the non-NU owners of Millstone 3 could potentially bring against the System companies for the costs associated with the current extended outage of this facility.

      The non-NU owners of Millstone 3 have been paying their monthly shares of the cost of that unit since it went out of service in March 1996, but have reserved their rights to contest whether the NU System companies have any responsibility for the additional costs the non-NU owners have borne as a result of the extended outage. No formal claims have been made, but it is possible that some or all of the non-NU owners will assert liability on the part of the System companies. The Company and CL&P, through NNECO as agent, operate Millstone 3 at cost, and without profit, under a Sharing Agreement that obligates them to utilize good utility operating practices and requires the joint owners to share the risk of employee negligence and other risks pro-rata in accordance with their ownership shares. The Sharing Agreement also provides that the Company and CL&P would only be liable for damages to the non-NU owners for a deliberate breach of the agreement pursuant to authorized corporate action. The non-NU owners have retained a team of technical and regulatory experts to review and monitor activities at Millstone 3. As representatives of Millstone 3 joint owners, NU is cooperating fully with the team.

NRC--Section 2.206 Petitions

      Spent Fuel Pool Off-Load Practices 2.206 Petition: In August 1995, a petition was filed with the NRC under Section 2.206 of the NRC's regulations by the organization We the People and a NUSCO employee. The petitioners maintained that NU's historic practice of off-loading the full reactor core at Millstone 1 resulted in spent fuel pool heat loads in excess of the pool's NRC-approved cooling capability, and asserted that the practice was a knowing and willful violation of NRC requirements. The petitioners also filed a supplemental petition concerning refueling practices at Millstone 2 and 3 and Seabrook Station.

      On December 26, 1996, the Acting Director of the Office of Nuclear Reactor Regulation issued a partial decision granting, in part, the petition. The decision, which is limited to the NRC staff's technical review of the issues raised by petitioners, concluded that the design of the spent fuel pool and related system at Millstone 1 was adequate, and that the full core off-load practices at that unit, Millstone 3 and Seabrook were safe. The petitioners' assertions regarding Millstone 2 were not substantiated. The Director further concluded that the regulatory actions taken by the NRC to date regarding the three Millstone units, including the imposition of an Independent Corrective Action Verification Program prior to restart, were broader than the actions requested by petitioners and thus constituted a partial grant of petitioners' request. Issues of wrongdoing raised in the petition remain under consideration by the NRC staff, and will not be addressed until after the U.S. Attorney has concluded its investigation of the spent fuel pool issues and decided whether to commence criminal proceedings. See "--NRC Office of Investigations and U.S. Attorney Investigations and Related Matters" below.

      In March 1997, a Section 2.206 petition was filed with the NRC seeking enforcement action and the placement of certain restrictions on the decommissioning activities at the CY nuclear power plant. Specifically, the petitioners requested that the NRC issue a civil monetary penalty to assure compliance with radiation protection requirements, and that CY's license be modified to prohibit any decommissioning activities for a six month period following any radiological contamination event. In addition, petitioners requested that CY be placed on the NRC's "watch list." Management is currently evaluating whether and how to respond to this petition.

      Other 2.206 Petitions: Two petitions under Section 2.206 have been filed with the NRC requesting various actions be taken with respect to the operating licenses for Millstone Units 1, 2 and 3 and CY, including revocation and suspension, and other enforcement action due to alleged mismanagement of the units and violations of NRC regulations that petitioners allege have jeopardized public health and safety. While management believes that the NRC is already addressing a number of the issues raised in the other petition, it cannot predict the ultimate outcome of these petitions.

NRC Office of Investigations and U.S. Attorney Investigations and Related
Matters

      The NRC's Office of Investigations (OI) has been examining various matters at Millstone and CY, including but not limited to procedural and technical compliance matters and employee concerns. One of these matters has been referred, and others may be referred, to the Office of the U.S. Attorney for the District of Connecticut (U.S. Attorney) for possible criminal prosecution. The referred matter concerns full core off-load procedures and related matters at Millstone (see "--NRC--Section 2.206 Petitions"). The U.S. Attorney is also reviewing possible criminal violations arising out of certain of NNECO's other activities at Millstone and CY, including the 1996 nuclear workforce reduction and its licensed operator training programs.

      The U.S. Attorney, together with the U.S. EPA and the Connecticut Attorney General, is also investigating possible criminal violations of federal environmental laws at certain NU facilities, including Millstone. NU has been informed by the government that it is a target of the investigation, but that no one in senior management is either a target or a subject of the investigation.

      Management does not believe that any System company or officer has engaged in conduct that would warrant a federal criminal prosecution. NU intends to fully cooperate with the OI and the U.S. Attorney in their ongoing investigations.

Connecticut DEP

      The Connecticut Department of Environmental Protection (DEP) has referred to the Connecticut Attorney General a series of alleged environmental violations at Millstone for a possible civil penalty action. Management does not believe that this action will have a material adverse impact on the System.

Other Legal Proceedings

      The following sections of this Prospectus discuss additional legal proceedings: see "Business--Overview of Nuclear Matters and Related Financial Matters" for information regarding NRC watch list issues; "Business--Rates" for information about the Company's rate and fuel clause adjustment clause proceedings, and various state restructuring proceedings; "Business--Electric Operations--Transmission Access and FERC Regulatory Changes" for information about proceedings relating to power and transmission issues; "Business--Electric Operations--Nuclear Generation" and "Business--Electric Operations--Nuclear Plant Performance and Regulatory Oversight" for information related to nuclear plant performance, nuclear fuel enrichment pricing, high-level and low-level radioactive waste disposal, decommissioning matters and NRC regulation; and "Business--Other Regulatory and Environmental Matters" for information about proceedings involving surface water and air quality, toxic substances and hazardous waste, electric and magnetic fields, licensing of hydroelectric projects, and other matters.

                          MANAGEMENT AND COMPENSATION

Executive Officers and Directors

      The following table sets forth certain information concerning the executive officers and directors of the Company as of the date of this Prospectus.


                                                                First Elected             First Elected
     Name               Positions  Held                          an Officer                 a Director
---------------         ---------------                          ----------                 ----------
Robert G. Abair          VP, CAO, D                               09/06/88                    01/01/89
John H. Forsgren         EVP, CFO, D                              02/01/96                    06/10/96
Bernard M. Fox           CH, D                                    05/15/81                    05/01/83
William T. Frain, Jr.    D                                           -                        02/01/94
Cheryl W. Grise          SVP, D                                   06/01/91                    01/01/94
Barry Ilberman           VP                                       02/01/89                        -
John B. Keane            VP, TR, D                                08/01/92                    08/01/92
Bruce D. Kenyon          P, D                                     09/03/96                    09/03/96
Francis L. Kinney        SVP                                      04/24/74                        -
Hugh C. MacKenzie        P, D                                     07/01/88                    06/06/90
John J. Roman            VP, CONT                                 04/01/92                        -
Robert P. Wax            SVP, SEC, AC, GC                         08/01/92                        -


Key:
----
AC      -  Assistant Clerk                                       EVP   -  Executive Vice President
CAO     -  Chief Administrative Officer                          GC    -  General Counsel
CEO     -  Chief Executive Officer                               P     -  President
CFO     -  Chief Financial Officer                               SEC   -  Secretary
CH      -  Chairman                                              SVP   -  Senior Vice President
CONT    -  Controller                                            TR    -  Treasurer
D       -  Director                                              VP    -  Vice President


       Name                       Age                Business Experience During Past 5 Years
-------------------               ---                ---------------------------------------
Robert G. Abair (1)               58                 Elected Vice President and Chief Administrative Officer of
                                                     WMECO in 1988.

John H. Forsgren (2)              50                 Elected Executive Vice President and Chief Financial Officer of NU, CL&P, PSNH,
                                                     WMECO and NAEC February, 1996; previously Managing Director of Chase Manhattan
                                                     Bank since 1995; and Senior Vice President-Chief Financial Officer of Euro
                                                     Disney, The Walt Disney Company.

Bernard M. Fox (3)                54                 Elected Chairman of the Board, President and Chief Executive Officer of NU,
                                                     Chairman of CL&P, PSNH, WMECO and NAEC, and Chief Executive Officer of PSNH and
                                                     NAEC in 1995; previously Vice Chairman of CL&P and WMECO, and Vice Chairman and
                                                     Chief Executive Officer of NAEC since 1994; Chief Executive Officer of NU,
                                                     CL&P, PSNH, WMECO and NAEC in 1993; President and Chief Operating Officer of
                                                     NU, CL&P and WMECO in 1990 and NAEC since 1991; Vice Chairman of PSNH since
                                                     1992.

William T. Frain, Jr.(4)          55                 Elected President and Chief Operating Officer of PSNH in 1994; previously
                                                     Senior Vice President of PSNH since 1992.

Cheryl W. Grise                   44                 Elected Senior Vice President and Chief Administrative Officer of CL&P, PSNH
                                                     and NAEC, and Senior Vice President of WMECO in 1995; previously Senior Vice
                                                     President-Human Resources and Administrative Services of CL&P, WMECO and NAEC
                                                     since 1994; Vice President-Human Resources of NAEC since 1992.

Barry Ilberman (5)                47                 Elected Vice President-Corporate and Environmental Affairs of CL&P, PSNH, WMECO
                                                     and NAEC in 1994; previously Vice President-Corporate Planning of CL&P, WMECO since 1992.

John B. Keane (6)                 50                 Elected Vice President and Treasurer of NU, CL&P, PSNH, WMECO and NAEC in 1993;
                                                     previously Vice President, Secretary and General Counsel-Corporate of NU, CL&P
                                                     and WMECO since 1992; Vice President, Assistant Secretary and General Counsel-
                                                     Corporate of PSNH and NAEC, Vice President, Secretary and General Counsel-
                                                     Corporate of NU and CL&P, and Vice President, Secretary, Assistant Clerk and
                                                     General Counsel-Corporate of WMECO since 1992.

Bruce D. Kenyon (7)               54                 President and Chief Executive Officer of NAEC and President-Nuclear Group of
                                                     CL&P, PSNH and WMECO since 1996; previously President and Chief Operating
                                                     Officer of South Carolina Electric and Gas Company from 1990.


Francis L. Kinney (8)             64                 Elected Senior Vice President-Governmental Affairs of CL&P, WMECO and NAEC in
                                                     1994; previously Vice President-Public Affairs of NAEC since 1992.

Hugh C. MacKenzie (9)             55                 Elected President-Retail Business Group of NU February, 1996 and President of
                                                     CL&P and WMECO in 1994; previously Senior Vice President-Customer Service
                                                     Operations of CL&P and WMECO since 1990.

John J. Roman                     43                 Elected Vice President and Controller of NU, CL&P, PSNH, WMECO and NAEC in
                                                     1995; previously Assistant Controller of CL&P, PSNH, WMECO and NAEC since 1992.


Robert P. Wax                     48                 Elected Senior Vice President, Secretary and General Counsel of NU, CL&P, PSNH,
                                                     NAEC and WMECO in 1997. Previously elected Vice President, Secretary and
                                                     General Counsel of PSNH and NAEC in 1994; elected Vice President, Secretary and
                                                     General Counsel of NU and CL&P and Vice President, Secretary, Assistant Clerk
                                                     and General Counsel of WMECO in 1993; previously Vice President, Assistant
                                                     Secretary and General Counsel of PSNH and NAEC since 1993; previously Vice
                                                     President and General Counsel-Regulatory of NU, CL&P, PSNH, WMECO and NAEC
                                                     since 1992.


(1)  Member-Advisory Committee, Bank of Boston Springfield/Pioneer
     Valley.
(2)  Director of Connecticut Yankee Atomic Power Company.
(3)  Director of The Institute of Living, the Institute of Nuclear
     Power Operations, the Connecticut Business and Industry Association, Fleet Financial Group, Inc., CIGNA Corporation, Connecticut Yankee Atomic Power Company, Edison Electric Institute, Hartford Hospital, The Dexter Corporation, a Trustee of Mount Holyoke College and The Hartford Courant Foundation and a Fellow and Founder of the American Leadership Forum.
(4) Director of the Business and Industry Association of New Hampshire, the Greater Manchester Chamber of Commerce; Trustee of Optima Health, Inc. and Saint Anselm College.
(5)  Director of Connecticut Yankee Atomic Power Company.
(6)  Director of Maine Yankee Atomic Power Company, Vermont Yankee
     Nuclear Power Corporation, Yankee Atomic Electric Company and Connecticut Yankee Atomic Power Company, Member-Advisory Committee, Fleet Bank Connecticut.
(7)  Trustee of Columbia College and Director of Connecticut Yankee
     Atomic Power Company.
(8)  Director of Mid-Conn Bank.
(9)  Director of Connecticut Yankee Atomic Power Company.

       There are no family relationships between any director or executive officer and any other director or executive officer of NU, the Company, CL&P, PSNH or NAEC.

Executive Compensation and Employment Agreements

      The Company does not directly compensate any executive officer. The following table presents the cash and non-cash compensation received by the CEO and the next four highest paid executive officers of the System (and indicates the position held by such officer in the Company), and by a retired executive officer who would have been among the five highest paid executive officers but for his retirement, in accordance with rules of the Securities and Exchange Commission (Commission):


                             Annual Compensation                   Long Term Compensation Awards
                                                                                    Options/   Payouts
                                                                         Re-        Stock      Long Term    All
                                                             Other       stricted   Appreci-   Incentive    Other
                                                             Annual      Stock      ation      Program      Compen-
Name and                               Salary                Compensa-   Awards     Rights     Payouts      sation($)
Principal Position           Year      ($)       Bonus($)    tion($)     ($)        (#)        ($)          (1)
--------------------------------------------------------------------------------------------------------------------
Bernard  M. Fox              1996     551,300       None       None      None       None       65,420       7,500
Chairman                     1995     551,300    246,168       None      None       None      130,165       7,350
(Note 2)                     1994     544,459    308,896       None      None       None      115,771       4,500

Bruce D. Kenyon              1996     144,231    400,000       None   499,762       None         None        None
President-Nuclear                                                                             (Note 3)
Group (Note 2)               1995        None       None       None      None       None         None        None
                             1994        None       None       None      None       None         None        None

John H. Forsgren             1996     305,577       None     62,390    80,380       None         None        None
Executive Vice President                                              (Note 4)   (Note 4)
and Chief Financial          1995        None       None       None      None       None         None        None
Officer (Note 2)             1994        None       None       None      None       None         None        None

Hugh C. MacKenzie            1996     264,904       None       None      None       None       19,834       7,500
President-Retail             1995     247,665    128,841       None      None       None       46,789       7,350
Business Group               1994     245,832    113,416       None      None       None       40,449       4,500
(Note 2)

Ted C. Feigenbaum            1996     248,858    (Note 5)      None      None       None       14,770       7,222


(Note 2)                     1995     185,300    126,002       None      None       None      None        5,553
                             1994     183,331     47,739       None      None       None      None        4,500

Robert E. Busch              1996     300,385       None       None      None       None    26,747    2,637,500
Formerly President-                                                                                    (Note 6)
Energy-Resources Group       1995     350,000    147,708       None      None       None    63,100        7,350
of NU, CL&P, WMECO           1994     346,122    173,366       None      None       None    44,073        4,500
and PSNH and formerly
President of NAEC
(Note 6)

Notes:

1. "All Other Compensation" consists of employer matching contributions under the Northeast Utilities Service Company 401(k) Plan, generally available to all eligible employees. It also includes, in the case of Mr. Busch, certain payments made to him pursuant to the terms of his separation agreement with Northeast Utilities Service Company (see Note 6).
2. See "Management and Compensation" for information on the directorships and officer positions held by each active individual named in the summary compensation table with each of the registrants.
3. The restricted stock will vest when Millstone Station is removed from the NRC's "watch list," provided that this occurs within three years of Mr. Kenyon's commencement of employment and the SRLP and INPO ratings of Seabrook Station have not materially changed from their 1996 levels. Dividends accruing on these shares are reinvested in additional shares subject to the same restrictions. At the end of 1996, Mr. Kenyon owned 39,585 restricted shares with a market value of $519,555, plus a $9,896 dividend that was reinvested into an additional 740 restricted shares on January 2, 1997.
4. The "other annual compensation" consists of tax payments on a restricted stock award. The restricted stock will vest on January 1, 1999. Dividends accruing on these shares are reinvested in additional shares subject to the same restrictions. At the end of 1996, Mr. Forsgren owned 5,305 restricted shares with a market value of $69,621, plus a $1,326 dividend that was reinvested into an additional 99 restricted shares on January 2, 1997.
5. Awards under the 1996 short term incentive program of the Northeast Utilities Executive Incentive Plan have not yet been made. Based on preliminary estimates of corporate performance, no short term awards will be made.
6. Mr. Busch left the Company during 1996. Pursuant to his separation agreement with Northeast Utilities Service Company, Mr. Busch received cash payments of $880,000 during 1996 and $220,000 during 1997, a supplemental retirement benefit with a present value of $1,400,000, continued medical coverage for himself and his family with a present value of $100,000 and career planning with a value of $30,000. See "Employment Contracts and Termination of Employment Arrangements," below.

Pension Benefits

      The following table shows the estimated annual retirement benefits payable to an executive officer of the registrant upon retirement, assuming that retirement occurs at age 65 and that the officer is at that time not only eligible for a pension benefit under the Northeast Utilities Service Company Retirement Plan (the Retirement Plan) but also eligible for the make-whole benefit and the target benefit under the Supplemental Executive Retirement Plan for Officers of Northeast Utilities System Companies (the Supplemental Plan). The Supplemental Plan is a non-qualified pension plan providing supplemental retirement income to system officers. The make-whole benefit under the Supplemental Plan, available to all officers, makes up for benefits lost through application of certain tax code limitations on the benefits that may be provided under the Retirement Plan, and includes as "compensation" awards under the Executive Incentive Compensation Program and the Executive Incentive Plan and deferred compensation (as earned). The target benefit further supplements these benefits and is available to officers at the Senior Vice President level and higher who are selected by the Board of Trustees of Northeast Utilities to participate in the target benefit and who remain in the employ of Northeast Utilities companies until at least age 60 (unless the Board of Trustees sets an earlier age). Each of the executive officers of Northeast Utilities named in the Summary Compensation Table is currently eligible for a target benefit, except Mr. Kenyon, whose Employment Agreement provides a specially calculated retirement benefit, based on his previous arrangement with South Carolina Electric and Gas. If Mr. Kenyon retires with at least three but less than five years of service with NU, he will be deemed to have five years of service. In addition, if Mr. Kenyon retires with at least three years of service with NU, he will receive a lump sum payment of $500,000.

      The benefits presented below are based on a straight life annuity beginning at age 65 and do not take into account any reduction for joint and survivorship annuity payments.

Annual Target Benefit


Final Average
Compensation                    Years of Credited Service
------------                    -------------------------

                  15            20           25           30           35
                  --            --           --           --           --
  $200,000     $ 72,000      $ 96,000     $120,000     $120,000     $120,000
   250,000       90,000       120,000      150,000      150,000      150,000
   300,000      108,000       144,000      180,000      180,000      180,000
   350,000      126,000       168,000      210,000      210,000      210,000
   400,000      144,000       192,000      240,000      240,000      240,000
   450,000      162,000       216,000      270,000      270,000      270,000
   500,000      180,000       240,000      300,000      300,000      300,000
   600,000      216,000       288,000      360,000      360,000      360,000
   700,000      252,000       336,000      420,000      420,000      420,000
   800,000      288,000       384,000      480,000      480,000      480,000
   900,000      324,000       432,000      540,000      540,000      540,000
 1,000,000      360,000       480,000      600,000      600,000      600,000
 1,100,000      396,000       528,000      660,000      660,000      660,000
 1,200,000      432,000       576,000      720,000      720,000      720,000

      Final average compensation for purposes of calculating the target benefit is the highest average annual compensation of the participant during any 36 consecutive months compensation was earned. Compensation taken into account under the target benefit described above includes salary, bonus, restricted stock awards, and long term incentive payouts shown in the Summary Compensation Table, but does not include employer matching contributions under the 401(k) Plan. In the event that an officer's employment terminates because of disability, the retirement benefits shown above would be offset by the amount of any disability benefits payable to the recipient that are attributable to contributions made by NU and its subsidiaries under long term disability plans and policies.

      As of December 31, 1996, the five executive officers named in the Summary Compensation Table had the following years of credited service for retirement compensation purposes: Mr. Fox-32, Mr. Kenyon-0, Mr. Forsgren-0, Mr. MacKenzie-31, and Mr. Feigenbaum-10. Assuming that retirement were to occur at age 65 for these officers, retirement would occur with 43, 11, 15, 41 and 29 years of credited service, respectively. Mr. Fox has announced that he will retire in the second half of 1997.

Employment Contracts and Termination of Employment Arrangements

Officer Agreements

      NUSCO has entered into employment agreements (the Officer Agreements) with each of the named executive officers (except for Mr. Fox--see separate description below) and certain other executive officers and directors of the registrants. The Officer Agreements are also binding on NU and on each majority-owned subsidiary of NU with at least fifty employees on its direct payroll.

      Each Officer Agreement obligates the officer to perform such duties as may be directed by the NUSCO Board of Directors or the NU Board, protect the System's confidential information, and refrain, while employed by the System and for a period of time thereafter, from competing with the Company in a specified geographic area. Each Officer Agreement provides that the officer's base salary will not be reduced below certain levels without the consent of the officer, that the officer will participate in specified benefits under the Supplemental Executive Retirement Plan (see Pension Benefits, above), in the applicable divisional officer executive incentive programs or the Stock Price Recovery Program, as the case may be, under the Executive Incentive Plan (see Report on Executive Compensation, above), and, beginning on January 1, 1999, if the employment term has not ended, in each short term and long term incentive compensation program established by the System for such senior level executives generally, at an incentive opportunity level not less than that in effect for the officer as of January 1, 1996 (or January 1, 1997 for certain officers).

      Each Officer Agreement provides for automatic one-year extensions of the employment term unless at least six months' notice of non-renewal is given by either party. The employment term may also be ended by the System for "cause," as defined, at any time (in which case no target benefit, if any, shall be due the officer under the Supplemental Executive Retirement Plan), or by the officer on thirty days prior written notice for any reason. Absent "cause," the System may remove the officer from his or her position on sixty days prior written notice, but in the event the officer is so removed and signs a release of all claims against the System, the officer will receive one or two years' base salary and annual incentive payments, specified employee welfare and pension benefits, and vesting of stock appreciation rights, options and restricted stock.

      Under the terms of an Officer Agreement, upon any termination of employment of the officer within two years following a change in control, as defined, if the officer signs a release of all claims against the System the officer will be entitled to certain payments including two or three times base salary and annual incentive payments, specified employee welfare and pension benefits, and vesting of stock appreciation rights, options and restricted stock. Certain of the change in control provisions may be modified by the Board of Trustees prior to a change in control, on at least two years' notice to the affected officer(s).

      Besides the terms described above, Mr. Forsgren's Officer Agreement provides for a starting salary of $350,000 per year and a $100,000 restricted stock grant. Mr. Feigenbaum's Officer Agreement provides for a starting salary of $250,000 per year. Mr. Kenyon's Officer Agreement provides for an initial starting salary of at $500,000 per year, a $500,000 restricted stock grant and a $400,000 cash signing bonus (See Summary Compensation Table, above). Mr. Kenyon's Officer Agreement also provides for a special retirement benefit (described above in Pension Benefits) instead of a target benefit and a make-whole benefit under the Supplemental Plan, and a special short term incentive compensation program in lieu of a portion of the Stock Price Recovery Program. Under this incentive program Mr. Kenyon will be eligible to receive a payment up to 100 percent of base salary depending on his fulfillment of certain incentive goals for each of the years ending August 31, 1997 and August 31, 1998, and for the 16 month period ended December 31, 1999.

Transition and Retirement Agreement

      In 1992, NU entered into an agreement with Mr. Fox (the 1992 Agreement) to provide for an orderly chief executive officer succession. The agreement states that if Mr. Fox is terminated without cause, he will be entitled to two years' base pay; specified employee welfare benefits; a supplemental retirement benefit equal to the difference between the target benefit he would be entitled to receive if he had reached the age of 55 on the termination date and the actual target benefit to which he is entitled as of the termination date; and a target benefit under the Supplemental Executive Retirement Plan, notwithstanding that he might not have reached age 60 on the termination date and notwithstanding other forfeiture provisions of that plan.

      In January 1997, NU entered into a Transition and Retirement Agreement (the Transition Agreement) with Mr. Fox to reflect his election to retire on the later of August 1, 1997 and the date his successor is elected. The Transition Agreement is intended to supersede the 1992 Agreement at the time of Mr. Fox's retirement. The Transition Agreement obligates Mr. Fox to maintain the confidentiality of System information during his employment and following his retirement, and not to compete with the System for certain periods of time in specified geographic areas.

      The Transition Agreement provides that Mr. Fox will be engaged as a consultant to the Board of Trustees of NU for 24 months following his retirement, with a fee of $500,000 for the first 12 months and $300,000 for the second 12 months, payable in full notwithstanding Mr. Fox's death or disability during such period or the occurrence of a change in control, as defined. The Transition Agreement also provides that Mr. Fox will be entitled to a target benefit under the Supplemental Executive Retirement Plan (actuarially reduced, if applicable, to reflect payments beginning prior to age 57), and for vesting of all stock appreciation rights granted to him in the Stock Price Recovery Program. All payments and benefits under the Transition Agreement are conditioned on Mr. Fox signing a release of claims against the System "and all related parties" with respect to matters arising out of his employment with the System, and the System releasing Mr. Fox from all civil liability which may arise from his being or having been a Trustee or officer of NU and its subsidiaries, except for any liability which has been or may be asserted against Mr. Fox by the System as the result of an investigation conducted upon the demand of a shareholder or by a shareholder on behalf of the System. Both the 1992 Agreement and the Transition Agreement are binding on each majority-owned subsidiary of NU with at least fifty employees on its direct payroll.

Separation Agreement

      NUSCO entered into a Separation Agreement with Mr. Busch in August 1996 in connection with the termination of Mr. Busch's employment. The agreement provided for a severance payment of two times annual compensation, and specified supplemental employee welfare and pension benefits. It provides for confidentiality restrictions on Mr. Busch and a two year non-competition period in specified geographic locations. It includes a release by Mr. Busch of claims against the System and a release by the System of claims against Mr. Busch, except such as might be brought as the result of an investigation conducted upon the demand of a shareholder or on behalf of the System by shareholders. NUSCO's obligations under this agreement are binding on each majority-owned subsidiary of NU with at least fifty employees on its direct payroll.

      The descriptions of the various agreements set forth above are for purpose of disclosure in accordance with the disclosure rules of the Commission and shall not be controlling on any party; the actual terms of the agreements themselves determine the rights and obligations of the parties.

Compensation of Directors

      No Director of the Company receives any compensation for service as a Director.

                           DESCRIPTION OF THE BONDS

The Indenture and the Trustee

      The Bonds are to be issued under and secured by the First Mortgage Indenture and Deed of Trust dated as of August 1, 1954 between the Company and State Street Bank and Trust Company, Successor Trustee (the Trustee) (hereinafter referred to as the Original Indenture) and the eightieth indenture supplemental thereto (which is hereinafter referred to as the New Supplemental Indenture). Copies of the Original Indenture and of the First, Twenty-fourth, Twenty-sixth, Thirty-fifth, Seventy-first, Seventy-second, Seventy-fourth, Seventy-fifth and Seventy-ninth Supplemental Indentures and the form of the New Supplemental Indenture (herein collectively referred to as the Indenture) have been filed as exhibits to, or incorporated by reference in, the registration statement of which this Prospectus is a part (the Registration Statement). The summary description of the provisions of the Indenture which follows does not purport to be complete or to cover all the provisions thereof. The following summary is qualified in its entirety by express reference to the provisions of the Indenture and by reference also to the definitions contained therein, under which many of the terms used have restrictive meanings. Article and section references herein are to provisions of the Original Indenture as heretofore amended unless otherwise indicated.

      The Trustee acts as a depository bank of, makes loans to, and performs other services for the Company and other companies in the System in the ordinary course of business.

General Terms of Bonds

      The Bonds will mature on July 1, 2001, and will bear interest from the date of original issuance at the rate per annum set forth on the cover of this Prospectus. Interest will be payable semiannually on January 1 and July 1, commencing January 1, 1998 at the principal corporate trust office of the Trustee in Boston, Massachusetts, to registered owners at the close of business on the December 15 or June 15, as the case may be, preceding such January 1 or July 1 or if such record date is a legal holiday or a day on which banks are authorized to close in Boston, Massachusetts, on the next preceding banking day.

      The Bonds are to be issued only in the form of fully registered bonds without coupons in denominations of $1,000 or multiples thereof and may be presented for exchange for a like aggregate principal amount of the same series of Bonds of other authorized denominations and for transfer at the principal corporate trust office of the Trustee in Boston, Massachusetts, without payment in either case of any charge other than for any tax or other governmental charges required to be paid by the Company.

      The Bonds will be issued initially under a book-entry only system in the form of one fully registered certificate, registered in the name of Cede & Co., as registered bondholder and nominee of the DTC, New York, New York. DTC will act as securities depository for the Bonds. So long as Cede & Co., as nominee of DTC, or any successor nominee of DTC, is the registered bondholder of the Bonds, references herein and in the Prospectus to the bondholders or registered owners of the Bonds will mean Cede & Co. or such successor nominee. See "Book-Entry Only System" for certain information regarding DTC and the book-entry only system.

      The Indenture does not contain any covenants or other provisions that are specifically intended to afford holders of the Bonds special protection in the event of a highly leveraged transaction.

Security

      In the opinion of counsel for the Company, the Indenture constitutes a first mortgage (except for encumbrances stated in the granting clauses thereof, of Schedule A thereto and Permitted Encumbrances) on all property now owned by the Company (other than certain property hereinafter referred to) and on all the rents, earnings and income thereof, but prior to a default the Company may retain possession of the mortgaged property and take the rents, earnings and income thereof. Certain property is specifically excepted in the granting clauses of the Indenture, consisting principally of the following: cash, receivables, contracts, securities, legal claims and claims for tax refunds; office furniture and equipment; vehicles and their related equipment; materials, merchandise and supplies held for sale in the ordinary conduct of business; materials and supplies, fuel and other personal property which are consumable (otherwise than by ordinary wear and tear) in the operation of the plants and systems of the Company; materials or supplies used as components in the construction of electric utility or steam plant and held in advance of use thereof for such purpose; the last day of the term of any lease; all property, leasehold interests, permits, licenses, franchises and rights which may not legally be subjected to the lien of the Indenture or which cannot be so subjected without the consent of other parties whose consent is not secured; and all small tools and equipment and machinery of portable size. The property so subject to the lien of the Indenture includes the Company's interest in all the physical properties referred to under "Properties" above except the Cobble Mountain Plant and the generating plants of the four regional nuclear generating companies. The Indenture contains after-acquired property clauses which, in the opinion of counsel for the

Company, will be effective as to the personal property covered thereby when acquired by the Company. Insofar as such clauses apply to after-acquired real property they may, in the opinion of counsel, be effective only upon the filing and recording of a supplemental indenture in respect of any such real property. (The granting clause, (S) 1.02 and Article VII.)

      Under certain limited circumstances, the lien of the Indenture could be subordinated to a lien in favor of the Commonwealth of Massachusetts pursuant to the Massachusetts Oil and Hazardous Materials Release Prevention and Response Act, commonly known as the Massachusetts Superfund. This law creates a lien effective against all real and personal property of the site owner in favor of the Commonwealth of Massachusetts for up to three times the Commonwealth's cost incurred for cleaning up a hazardous waste site. The law also contains a so-called "super-lien" provision under which the statutory lien is superior to all other encumbrances, both existing and future, on the site of release of the hazardous waste.

      Also, under certain limited circumstances, the lien of the Indenture on real property in Connecticut acquired by the Company after June 3, 1985, could be subordinated to a lien in favor of the State of Connecticut pursuant to a Connecticut law (Connecticut General Statutes section 22a-452a) providing for such a lien for reimbursement for expenses incurred in containing, removing or mitigating hazardous waste. The principal real property interests owned by the Company in Connecticut are the Company's joint ownership interests in the Millstone nuclear electric generating units, substantially all of which were acquired before June 3, 1985.

      The Bonds will rank equally as to security with the bonds now outstanding, and any additional bonds of other series issued, under the Indenture as from time to time supplemented, and will have priority as to mortgage security over any other debt of the Company, except for debt secured by Permitted Encumbrances, and except for debt secured by liens of after acquired property existing at the time of acquisition thereof or created contemporaneously to secure or raise a part of the purchase price thereof which debt under the Indenture may not exceed 60% of the Cost or Fair Value of such property, whichever is less. ((S)(S) 4.09 and 4.10.)

      If the Trustee exercises its rights to foreclose on the collateral, the transferral of required governmental approvals to a purchaser or new operator of the Company's generating facilities, particularly nuclear and hydro generating facilities, will require additional governmental proceedings and consequent delays. There can be no assurance that such transfers would be approved.

Redemption Provisions

      The Bonds will be redeemable in whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield, plus in each case accrued interest to the date of redemption (the Redemption Date).

      "Treasury Yield" means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker having a maturity comparable to the remaining term of the Bonds that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Bonds.

     "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing selected by the Company and appointed by the Trustee.

     "Comparable Treasury Price" means, with respect to any Redemption Date
(i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such Redemption Date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities," or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day (A) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all such Quotations.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such Redemption Date.

     "Reference Treasury Dealer" means each of Morgan Stanley & Co. Incorporated, Salomon Brothers Inc and another Primary Treasury Dealer (as defined herein) at the option of the Company, provided, however, that if
                                              --------  -------
any of the foregoing shall cease to be a primary U.S. Government Securities dealer in New York City (a Primary Treasury Dealer), the Company shall substitute therefor another Primary Treasury Dealer.

     Holders of Bonds to be redeemed will receive notice thereof sent by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption (which notice may state that it is subject to the receipt of redemption moneys by the Trustee on or before the date fixed for redemption and which notice shall be of no effect unless such moneys are so received on or before such date).

Issuance of Additional Bonds; Earnings Coverages

     The aggregate principal amount of bonds which may be issued under the Indenture is not limited by its terms. Additional bonds may be issued under the Indenture (a) to the extent of 60% of the lesser of the Cost or Fair Value (at date of acquisition) of Available Net Property Additions ((S) 3.08), (b) against the deposit of cash equal to the principal amount of bonds to be issued
((S) 3.05), and (c) to refund other bonds theretofore outstanding under the Indenture ((S) 3.04). Such additional bonds, however, may be issued under
(S)(S) 3.05 and 3.08 and in the case of certain refundings under (S) 3.04 only if the net earnings as defined have been at least twice the annual interest charges on all bonds outstanding, including the additional bonds applied for but excluding bonds to be redeemed from the proceeds of such additional bonds, and all prior lien obligations. Because the Company is issuing the Bonds pursuant to
(S)3.04 of the Indenture in an aggregate principal amount equal to an aggregate principal amount of bonds that have been previously redeemed or retired and the total annual interest requirements of the Bonds do not exceed the total annual interest requirements of such bonds that have been previously redeemed or retired, the Company is not required to satisfy the earnings coverage provisions of the Indenture to issue the Bonds. The Company currently does not satisfy the earnings coverage requirement (as defined in the Indenture).

     As of March 31, 1997, the Available Net Property Additions ((S) 3.08) against which additional bonds might be issued was approximately $122,815,042, sufficient to permit the issue of approximately $73,689,025 aggregate principal amount of additional bonds. The aggregate amount of First Mortgage Bonds outstanding on March 31, 1997 was $244.8 million.

     Money received by the Trustee upon the issue of additional bonds against cash may be withdrawn by the Company, while not in default, in amounts equal to 60% of Available Net Property Additions based on the Cost or Fair Value to the Company at the date of acquisition, whichever is less, and if not so withdrawn within three years, shall be applied by the Trustee to the redemption of bonds of the series in respect of the issue of which it was deposited. ((S)(S) 1.02, 1.03, 3.06 and 3.07)

Maintenance of Property

     The Indenture contains a general maintenance covenant. The Company is required by the Indenture in each fiscal year to charge to current earnings and to credit to a depreciation reserve an amount not less than 2.1% of the average of the beginning and ending balances for such year of the total plant and equipment devoted to utility operation of the Company, exclusive of undepreciable real estate and rights therein and of unfinished construction. Inspection by an engineer is required annually, and the Company covenants that it will make good any maintenance deficiency and record retirements as called for by the engineer's certificate. ((S)(S) 4.06 and 4.12 of the Original Indenture and (S) 7.02 of the First Supplemental Indenture.)

Replacement Fund

     The Indenture contains a Replacement Fund Requirement effective
January 1, 1967, pursuant to which the Company is required to make, in each calendar year, expenditures for Property Additions in an amount equal to 2.25% of the average of the amounts of its Depreciable Property at the beginning and end of the year and, if it fails so to do, to make up such deficiency on or before May 1 of the ensuing calendar year by (a) depositing cash with the Trustee, or (b) depositing outstanding bonds with the Trustee at 100% of the principal amount thereof, or (c) allocating Available Net Property Additions in an amount equal to 100% thereof. Any cash or bonds so deposited may be withdrawn and any Available Net Property Additions so allocated may be reinstated, to the extent that any such deficiency is made up during an ensuing calendar year. ((S)(S) 1.02(30) and 4.17 of the Original Indenture as supplemented by Article VII(d) and (i) of the Twenty-fourth Supplemental Indenture.) The Replacement Fund credit at March 31, 1997 was $419,589,076.

Dividend Restrictions

     The Indenture contains restrictions on the payment of dividends, which were included in Supplemental Indentures at the time of the issuance of prior series of bonds. The Sixty-fifth Supplemental Indenture, which contains restrictions applicable so long as any Series G bonds are outstanding, currently contains the most restrictive provision. Under this provision, the aggregate amount which may be declared, paid or otherwise applied by the Company as dividends or other distributions on its common stock (other than by way of stock dividends or when an equal amount of cash is received concurrently as a capital contribution or on the sale of common stock) or on the purchase or other acquisition of common stock may not exceed (i) retained earnings accumulated after December 31, 1967, plus (ii) $3,750,000, plus (iii) such further amount as may be authorized by the Commission under the Holding Company Act, less (iv) preferred dividends, but not common dividends, accrued subsequent to December 31, 1967, and also less (v) the amount, if any, by which the Replacement Fund Requirement exceeds depreciation charges to income or retained earnings. Pursuant to those provisions, unrestricted retained earnings at March 31, 1997 amounted to approximately $57,949,978. The Series G bonds mature on March 1, 1998, after which no restrictive dividend limitations will be applicable under the Indenture.

Default

     The Indenture provides that the following events will constitute "events of default" thereunder: failure to pay principal; failure for 30 days to pay interest; failure for 60 days to make any payment in respect of the Improvement Fund or Replacement Fund; failure to perform any of the other Indenture covenants for 60 days after notice to the Company; and certain events in bankruptcy, insolvency or receivership ((S) 9.01). The Indenture requires the Company to deliver to the Trustee an annual officers' certificate as to compliance by the Company with its covenants under the Indenture ((S) 4.15).

     The Indenture provides that the holders of a majority in principal amount of the bonds outstanding may direct the time, method and place of conducting any proceedings for the enforcement of the Indenture; provided, however, that the Trustee shall have the right to decline to follow any such direction if it shall be advised by counsel that the action or proceeding so directed may not lawfully be taken or if the Trustee is not sufficiently indemnified for any expenditures in any action or proceeding so directed ((S) 9.16).

Issuance of Additional Bonds Based on Retired or Redeemed Bonds

     In the future, the Company may seek to amend (S)3.04(h) of the Indenture which requires the Company to satisfy the earnings coverage provisions of the Indenture to issue additional first mortgage bonds based on retired or redeemed bonds if the total annual interest requirements of the bonds to be issued exceeds the total annual interest requirements of the bonds retired or redeemed. This amendment of the Indenture would provide that, under (S)3.04(h), the Company would be required to satisfy the earnings coverage provision of the Indenture only if (i) the total annual interest requirements of the bonds to be issued exceed the total annual interest requirements of bonds to be retired or redeemed, and (ii) such bonds to be retired or redeemed are then outstanding and mature more than two years from the issuance of the additional bonds. The Supplemental Indenture under which the Bonds will be issued will provide that the holders of the Bonds will be deemed to have given their written consent to such amendment. The consent of 70 percent in principal amount of all bonds outstanding would be required to effect the amendment.

Other Restrictions Upon Issuance of Debt

     In addition to the foregoing restrictions, there are additional limitations upon the creation and/or issuance by the Company of long term debt securities. Under the Company's revolving bank loan agreement, the lenders are not required to make additional loans or the maturity of indebtedness can be accelerated if the Company does not meet an equity ratio that requires, in effect, that the Company's common equity (as defined) be at least 31 percent of its total capitalization through December 31, 1997 and 32 percent thereafter. At March 31, 1997, the Company's common equity ratio was 37.4 percent. Beginning in the third quarter of 1997, the Company must demonstrate that its ratio of operating income to interest expense be at least 1.25 to 1 through December 31, 1997; 1.50 to 1 from January 1, 1998 through June 30, 1998; 2.00 to 1 from July 1, 1998 through September 30, 1998 and 2.50 to 1 thereafter. For the three month period ended March 31, 1997, the Company's interest coverage ratio was 1.5 to 1.

Modification or Amendment of the Indenture

     The Indenture may be modified or amended, without the consent of the bondholders, to add restrictions on the issue of additional bonds or additional covenants by the Company, to convey additional property to the Trustee or correct or amplify the description of the mortgaged property; to correct ambiguities, defects or inconsistencies in the Indenture; or to provide for separate or co-Trustees or for meetings of bondholders. The Indenture may be modified or amended in any respect on 30 days notice published and sent postage prepaid to registered owners of bonds and with the written consent of holders of at least 70% in principal amount of all bonds issued under the Indenture then outstanding; provided that, among other things, no such modification or amendment shall permit any change in the principal amount or premium, any extension of the maturity, or reduction of the rate, or extension of the time of payment for interest, or in any way affect or impair the obligations of the Company in respect of principal or interest on any bond issued under the Indenture then outstanding without the written consent of the holder thereof, or affect the rights of one or more series of bonds differently from other series except upon the written consent of at least 70% in principal amount of the bonds of each series so affected then outstanding, or permit the creation, except as expressly authorized in the Indenture, of any mortgage or other lien prior to or on parity with the lien of the Indenture or change any of the percentages of holders of bonds required for the taking of any action to modify or amend the Indenture. (Article XVI.)

                            BOOK-ENTRY ONLY SYSTEM

     The description which follows of the procedures and recordkeeping with respect to beneficial ownership interests in the Bonds, payments of principal of, and premium, if any, and interest on, the Bonds to DTC and its Participants or Beneficial Owners, in each case as defined below, confirmation and transfer of beneficial ownership interests in the Bonds and other related transactions by and among DTC, the DTC Participants and Beneficial Owners is based solely on information furnished by DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (Participants) deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants (Direct Participants) include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange. Inc. and the National

Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (indirect Participants). The rules applicable to DTC and its Participants are on file with the Commission.

     Purchases of Bonds under the DTC system must be made by or though Direct Participants, which will receive a credit for the Bonds on DTC's records. The ownership interest of each actual purchaser of Bonds (Beneficial Owner) is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction as well as periodic statements of their holdings from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Bonds are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Bonds, except in the event that use of the book-entry system for the Bonds is discontinued. SO LONG AS CEDE & CO., AS NOMINEE FOR DTC, IS THE SOLE HOLDER OF THE BONDS, THE TRUSTEE SHALL TREAT CEDE & CO. AS THE ONLY HOLDER OF THE BONDS FOR ALL PURPOSES UNDER THE INDENTURE, INCLUDING RECEIPT OF ALL PRINCIPAL OF, AND PREMIUM, IF ANY, AND INTEREST ON SUCH BONDS, RECEIPT OF NOTICES, AND VOTING AND REQUESTING OR DIRECTING THE TRUSTEE TO TAKE OR NOT TO TAKE, OR CONSENTING TO, CERTAIN ACTIONS UNDER THE INDENTURE.

     To facilitate subsequent transfers, all Bonds deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Bonds with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Bonds; DTC's records reflect only the identity of the Direct Participants to whose accounts such Bonds are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices, if any, shall be sent to Cede & Co. If less than all of the bonds within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

     Neither DTC nor Cede & Co. will consent or vote with respect to the Bonds. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal of, and premium, if any, and interest payments on the Bonds will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, and premium, if any, and interest to DTC is the responsibility of the Company or the Trustee (with funds provided by the Company), disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depository with respect to the Bonds at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, individual bond certificates are required to be printed and delivered.

     The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, individual bond certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable (including DTC), but the Company takes no responsibility for the accuracy thereof.

     THE COMPANY, THE UNDERWRITERS AND THE TRUSTEE HAVE NO RESPONSIBILITY OR OBLIGATION TO THE DTC PARTICIPANTS OR THE BENEFICIAL OWNERS WITH RESPECT TO
(A) THE ACCURACY OF ANY RECORDS MAINTAINED BY DTC OR ANY DTC PARTICIPANT,
(B) THE PAYMENT BY ANY DTC PARTICIPANT OF ANY AMOUNT DUE TO ANY BENEFICIAL OWNER IN RESPECT OF THE PRINCIPAL OF, AND PREMIUM, IF ANY, AND INTEREST ON, THE BONDS;
(C) THE DELIVERY OR TIMELINESS OF DELIVERY BY DTC TO ANY DTC PARTICIPANT OR BY ANY DTC PARTICIPANT TO ANY BENEFICIAL OWNER OF ANY NOTICE WHICH IS REQUIRED OR PERMITTED UNDER THE TERMS OF THE INDENTURE TO BE GIVEN TO HOLDERS OF THE BONDS; OR (D) ANY OTHER ACTION TAKEN BY DTC OR ITS NOMINEE, CEDE & CO., AS HOLDER OF THE BONDS.

                                 UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated July __, 1997, Morgan Stanley & Co. Incorporated and Salomon Brothers Inc (the Underwriters) have severally agreed to purchase from the Company, and the Company has agreed to sell to them, severally, the respective principal amounts of the Bonds set forth opposite their respective names below.

                    Name                          Principal Amount of Bonds
                    ----                          -------------------------

     Morgan Stanley & Co. Incorporated..........          $
     Salomon Brothers Inc.......................
                                                          -----------
                                                          $60,000,000
                                                          ===========

     The Underwriting Agreement provides that the obligation of the Underwriters to pay for and accept delivery of the Bonds is subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters' obligations are such that they are committed to take and pay for all of the Bonds offered hereby if any are taken, provided, that under certain circumstances involving a default of an Underwriter, less than all of the Bonds may be purchased. Default by one Underwriter would not relieve the non-defaulting Underwriter from its several obligations, and in the event of such a default, the non-defaulting Underwriter may be required by the Company to purchase the principal amount of Bonds that it has severally agreed to purchase and, in addition, to purchase the principal amount of the Bonds that the defaulting Underwriter shall have failed to purchase up to a principal amount equal to one-ninth of the principal amount of the Bonds that such non-defaulting Underwriter has otherwise agreed to purchase.

     The Underwriters initially propose to offer part of the Bonds directly to the public at the public offering price set forth on the cover of this Prospectus and part to certain dealers at a price which represents a concession not in excess of _____% of the principal amount of the Bonds. The Underwriters may allow, and such dealers may reallow, a concession not in excess of _____% of the principal amount of the Bonds to certain other dealers. After the initial public offering, the public offering price and concessions may be changed.

     The Bonds are a new issue of securities with no established trading market, and the Company does not intend to apply for listing of the Bonds on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Bonds, as permitted by applicable law and regulations. The Underwriters are not obligated, however, to make a market in the Bonds, and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of the trading market for the Bonds.

     In order to facilitate the offering of the Bonds, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Bonds. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Bonds for their own account. In addition, to cover overallotments or to stabilize the price of the Bonds, the Underwriters may bid for, and purchase, the Bonds in an open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Bonds in the offering, if the syndicate repurchases previously distributed Bonds in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Bonds above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                           LEGAL MATTERS AND EXPERTS

     Legal matters in connection with the issue of the Bonds will be passed upon for the Company by Robert P. Wax, Esq., Senior Vice President, Secretary and General Counsel of the Company, or Jeffrey C. Miller, Esq., Assistant General Counsel of Northeast Utilities Service Company. Certain legal matters relating to the Bonds will be passed upon for the Underwriters by Winthrop, Stimson, Putnam & Roberts, One Battery Park Plaza, New York, New York.

     Statements of law and legal conclusions herein and in the Registration Statement pertaining to the description of the Bonds have been reviewed by Mr. Miller. Certain statements of law and legal conclusions set forth with respect to short term borrowing authority and the earnings coverage requirement of the Indenture and preferred stock provisions of the Company, its franchises, its participation in joint projects, the laws and regulations to which it is or may be subject, and litigation and legal proceedings, have been reviewed by Mr. Miller and said statements are made upon his authority as an expert.

     The Company's audited financial statements included in this Prospectus and schedules related thereto incorporated by reference in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, which have also been included or incorporated by reference herein or therein, in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                               GLOSSARY OF TERMS

     The following is a glossary of frequently used abbreviations or acronyms that are found throughout this Prospectus:

COMPANIES

NU..........................................     Northeast Utilities
CL&P........................................     The Connecticut Light and Power Company
Charter Oak or COE..........................     Charter Oak Energy, Inc.
WMECO or the Company........................     Western Massachusetts Electric Company
HWP.........................................     Holyoke Water Power Company
NUSCO or the Service Company................     Northeast Utilities Service Company
NNECO.......................................     Northeast Nuclear Energy Company
NAEC........................................     North Atlantic Energy Corporation
NAESCO......................................     North Atlantic Energy Service Corporation
PSNH........................................     Public Service Company of New Hampshire
RRR.........................................     The Rocky River Realty Company
Mode 1......................................     Mode 1 Communications, Inc.
System......................................     The Northeast Utilities System
CYAPC.......................................     Connecticut Yankee Atomic Power Company
MYAPC.......................................     Maine Yankee Atomic Power Company
VYNPC.......................................     Vermont Yankee Nuclear Power Corporation
the Yankee Companies........................     CYAPC, MYAPC, VYNPC, and YAEC


GENERATING UNITS

Millstone 1.................................     Millstone Unit No. 1, a  660-MW nuclear generating
                                                 unit completed in 1970
Millstone 2.................................     Millstone Unit No. 2, an 870-MW nuclear electric
                                                 generating unit completed in 1975.
Millstone 3.................................     Millstone Unit No. 3, a 1,154-MW nuclear electric
                                                 generating unit completed in 1986
Seabrook or Seabrook 1......................     Seabrook Unit No. 1, a 1,148-MW nuclear electric
                                                 generating unit completed in 1986.  Seabrook 1 went
                                                 into service in 1990.


REGULATORS

Commission..................................     Securities and Exchange Commission
DOE.........................................     U.S. Department of Energy
DPU.........................................     Massachusetts Department of Public Utilities
DPUC........................................     Connecticut Department of Public Utility Control
MDEP........................................     Massachusetts Department of Environmental
                                                 Protection
CDEP........................................     Connecticut Department of Environmental Protection
EPA.........................................     U.S. Environmental Protection Agency
FERC........................................     Federal Energy Regulatory Commission
NHDES.......................................     New Hampshire Department of Environmental Services
NHPUC.......................................     New Hampshire Public Utilities Commission
NRC.........................................     Nuclear Regulatory Commission

OTHER

Holding Company Act.........................     Public Utility Holding Company Act of 1935
CAAA........................................     Clean Air Act Amendments of 1990
DSM.........................................     Demand-Side Management
Energy Act..................................     Energy Policy Act of 1992
EWG.........................................     Exempt wholesale generator
FAC.........................................     Fuel Adjustment Clause
IRM.........................................     Integrated resource management
kWh.........................................     Kilowatt-hour
MW..........................................     Megawatt
NBFT........................................     Niantic Bay Fuel Trust, lessor of nuclear fuel
                                                 used by CL&P and WMECO
NEPOOL......................................     New England Power Pool
NUGs........................................     Nonutility generators

NUG&T.......................................     Northeast Utilities Generation and Transmission
                                                 agreement
QF..........................................     Qualifying facility

                     WESTERN MASSACHUSETTS ELECTRIC COMPANY
                         INDEX TO FINANCIAL STATEMENTS


Report of Independent Public Accountants.....................................F-2

Balance Sheets as of December 31, 1996 and 1995
 and March 31, 1997 (unaudited)........................................F-3 - F-4

Statements of Income for the years ended
 December 31, 1996, 1995 and 1994 and the
 three months ended March 31, 1997 (unaudited)
 and 1996 (unaudited)........................................................F-5

Statements of Cash Flows for the years ended
 December 31, 1996, 1995 and 1994 and the
 three months ended March 31, 1997 (unaudited)
 and 1996 (unaudited)........................................................F-6

Statements of Common Stockholder's Equity
 for the years ended December 31, 1996,
 1995 and 1994 and three months
 ended March 31, 1997 (unaudited)............................................F-7

                    Report Of Independent Public Accountants

To the Board of Directors
 of Western Massachusetts Electric Company:

We have audited the accompanying balance sheets of Western Massachusetts Electric Company (a Massachusetts corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 1996 and 1995, and the related statements of income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Massachusetts Electric Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            /s/ ARTHUR ANDERSEN LLP

                                                ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 21, 1997

                    WESTERN MASSACHUSETTS ELECTRIC COMPANY

                                BALANCE SHEETS


                                                                        March 31,
                                                                          1997                    At December 31,
                                                                     ----------------    -----------------------------------
                                                                       (Unaudited)            1996               1995
                                                                     ----------------         ----               ----
                                                                                      (Thousands of Dollars)

ASSETS
------
Utility Plant, at original cost:
  Electric......................................................       $  1,261,681        $  1,257,097        $  1,234,738

    Less: Accumulated provision for
          depreciation (Note 1F)................................            514,412             503,989             462,872
                                                                    ----------------     ---------------   -----------------
                                                                            747,269             753,108             771,866
  Construction work in progress.................................             16,640              15,968              18,957
  Nuclear fuel, net.............................................             30,470              30,296              31,574
                                                                    ----------------     ---------------   -----------------
    Total net utility plant.....................................            794,379             799,372             822,397
                                                                    ----------------     ---------------   -----------------

Other Property and Investments:
  Nuclear decommissioning trusts, at market.....................             86,720              83,611              69,903
  Investments in regional nuclear generating
   companies, at equity (Note 1E)...............................             15,845              15,448              14,820
  Other, at cost................................................              4,369               4,367               4,018
                                                                    ----------------     ---------------   -----------------
                                                                            106,934             103,426              88,741
                                                                    ----------------     ---------------   -----------------


Current Assets:
  Cash..........................................................                 47                  67                 202
  Receivables, net..............................................             37,911              40,168              42,164
  Accounts receivable from affiliated companies.................              3,411               3,525                 951
  Accrued utility revenues......................................             11,280              12,394              11,119
  Fuel, materials, and supplies, at average cost................              5,137               5,317               5,114
  Recoverable energy costs, net--current portion................             16,770                 576               2,595
  Prepayments and other.........................................             13,590              11,686               6,581
                                                                    ----------------     ---------------   -----------------
                                                                             88,146              73,733              68,726
                                                                    ----------------     ---------------   -----------------

Deferred Charges:
  Regulatory assets (Note 1H)...................................            182,007             210,852             160,986
  Unamortized debt expense......................................              1,785               1,866               1,496
  Other.........................................................                510                 888                   -
                                                                    ----------------     ---------------   -----------------
                                                                            184,302             213,606             162,482
                                                                    ----------------     ---------------   -----------------

                                                                    ----------------     ---------------   -----------------
     Total Assets...............................................       $  1,173,761        $  1,190,137        $  1,142,346
                                                                    ================     ===============   =================


The accompanying notes are an integral part of these financial statements.

                    WESTERN MASSACHUSETTS ELECTRIC COMPANY

                                BALANCE SHEETS

                                                                        March 31,
                                                                           1997                      At December 31,
                                                                     -----------------   ---------------------------------------
                                                                       (Unaudited)              1996                  1995
                                                                     -----------------          ----                  ----
                                                                                         (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock--$25 par value. Authorized
  and outstanding 1,072,471 shares...........................                  26,812      $        26,812      $         26,812
  Capital surplus, paid in...................................                 150,976              150,911               150,182
  Retained earnings..........................................                  79,413               97,045               115,296
                                                                     -----------------    -----------------     -----------------
           Total common stockholder's equity.................                 257,201              274,768               292,290
  Preferred stock not subject to mandatory redemption........                  20,000               20,000                53,500
  Preferred stock subject to mandatory redemption............                  19,500               21,000                22,500
  Long-term debt.............................................                 325,443              334,742               347,470
                                                                     -----------------    -----------------     -----------------
           Total capitalization..............................                 622,144              650,510               715,760
                                                                     -----------------    -----------------     -----------------


Obligations Under Capital Leases (Note 8)....................                  29,460               29,269                20,855
                                                                     -----------------    -----------------     -----------------

Current Liabilities:
  Notes payable to banks.....................................                  15,000                  -                     -
  Notes payable to affiliated companies......................                  75,900               47,400                24,050
  Long-term debt and preferred stock--current portion........                  11,300               14,700                 1,500
  Obligations under capital leases--current
   portion...................................................                   2,965                2,965                15,156
  Accounts payable...........................................                  15,959               26,698                14,475
  Accounts payable to affiliated companies...................                  15,550               20,256                11,604
  Accrued taxes..............................................                   7,581                  881                 1,686
  Accrued interest...........................................                   4,266                5,643                 5,670
  Nuclear compliance (Note 11B)..............................                   6,550               11,800                   -
  Other......................................................                   3,178                4,754                 7,768
                                                                     -----------------    -----------------     -----------------
                                                                              158,249              135,097                81,909
                                                                     -----------------    -----------------     -----------------

Deferred Credits:
  Accumulated deferred income taxes (Note 1I)................                 237,168              245,253               259,595
  Accumulated deferred investment tax credits................                  25,200               24,833                26,302
  Deferred contractual obligations (Note 2)..................                  79,651               84,598                18,814
  Other......................................................                  21,889               20,577                19,111
                                                                     -----------------    -----------------     -----------------
                                                                              363,908              375,261               323,822
                                                                     -----------------    -----------------     -----------------


Commitments and Contingencies (Note 11)





           Total Capitalization and Liabilities..............           $   1,173,761       $    1,190,137        $    1,142,346
                                                                     =================    =================     =================

The accompanying notes are an integral part of these financial statements.

                    WESTERN MASSACHUSETTS ELECTRIC COMPANY

                             STATEMENTS OF INCOME


                                                    For Three Months Ended
                                                           March 31,                     For the Years Ended December 31,
                                                  ----------------------------  ---------------------------------------------------
                                                      1997           1996            1996              1995              1994
                                                      ----           ----            ----              ----              ----
                                                          (Unaudited)
                                                                                  (Thousands of Dollars)
Operating Revenues.............................     $  106,054      $ 114,797    $     421,337     $     420,434     $     421,477
                                                  -------------  -------------  ---------------   ---------------   ---------------

Operating Expenses:
  Operation --
     Fuel, purchased and net interchange power.         40,974         25,820          115,664            86,738            67,365
     Other.....................................         26,683         41,226          148,724           143,000           130,683
  Maintenance..................................         16,485          9,616           56,201            37,447            35,430
  Depreciation.................................         10,182          9,785           39,710            37,924            36,885
  Amortization of regulatory assets, net.......          1,615          3,018            9,170            19,562            29,118
  Federal and state income taxes (Note 7)......            793          6,085            5,995            14,060            32,653
  Taxes other than income taxes................          5,457          5,555           19,850            18,639            18,403
                                                  -------------  -------------  ---------------   ---------------   ---------------
        Total operating expenses...............        102,189        101,105          395,314           357,370           350,537
                                                  -------------  -------------  ---------------   ---------------   ---------------

Operating Income...............................          3,865         13,692           26,023            63,064            70,940
                                                  -------------  -------------  ---------------   ---------------   ---------------

Other Income:
  Equity in earnings of regional nuclear
    generating companies.......................            493            500            1,800             1,771             2,031
  Other, net...................................            570            (87)           1,153             1,232             3,687
  Income taxes.................................             72            178            1,068               262               (71)
                                                  -------------  -------------  ---------------   ---------------   ---------------
        Other income, net......................          1,135            591            4,021             3,265             5,647
                                                  -------------  -------------  ---------------   ---------------   ---------------

        Income before interest charges.........          5,000         14,283           30,044            66,329            76,587
                                                  -------------  -------------  ---------------   ---------------   ---------------

Interest Charges:
  Interest on long-term debt...................          5,973          5,979           24,094            26,840            27,678
  Other interest...............................            870            195            2,028               356              (548)
                                                  -------------  -------------  ---------------   ---------------   ---------------
        Interest charges, net..................          6,843          6,174           26,122            27,196            27,130
                                                  -------------  -------------  ---------------   ---------------   ---------------

                                                  =============  =============  ===============   ===============   ===============
Net (Loss) Income..............................    $    (1,843)  $      8,109    $       3,922   $        39,133    $       49,457
                                                  =============  =============  ===============   ===============   ===============


The accompanying notes are an integral part of these financial statements.

                    WESTERN MASSACHUSETTS ELECTRIC COMPANY

                            STATEMENTS OF CASH FLOWS

                                                          For the Three Months Ended
                                                                   March 31,                 For the Years Ended December 31,
                                                          --------------------------  ----------------------------------------------
                                                              1997           1996          1996            1995          1994
                                                              ----           ----          ----            ----          ----
                                                                  (Unaudited)
                                                                                      (Thousands of Dollars)
Operating Activities:
  Net (Loss) Income........................................$   (1,843)      $ 8,109    $     3,922       $ 39,133    $    49,457
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation...........................................    10,182         9,785         39,710         37,924         36,885
    Deferred income taxes and investment tax credits, net..     1,252        (3,234)        (3,439)         3,418         10,256
    Deferred Millstone 3 return............................       -             -              -            7,146         13,427
    Recoverable energy costs, net of amortization..........     1,316         2,527        (10,517)         1,285         (8,622)
    Nuclear compliance, net................................    (5,250)        7,105         11,800            -              -
    Deferred nuclear refueling outage, net of amortization.     2,206        (3,000)         6,188         (8,857)        (1,016)
    Other sources of cash..................................     3,776        10,059         21,248         32,266         28,569
    Other uses of cash.....................................    (5,791)       (2,790)       (10,270)        (8,039)       (23,701)
  Changes in working capital:
    Receivables and accrued utility revenues...............     3,485            77         (1,853)        (1,933)         6,470
    Fuel, materials and supplies...........................       180          (120)          (203)          (285)         2,228
    Accounts payable.......................................   (15,445)       (7,487)        20,875        (11,669)         8,239
    Accrued taxes..........................................     6,700         8,875           (805)        (3,474)        (1,862)
    Other working capital (excludes cash)..................    (4,857)           (2)        (8,144)         1,256         (2,991)
                                                           -----------    ----------   ------------   ------------  -------------
Net cash flows (used for) from operating activities........    (4,089)       29,904         68,512         88,171        117,339
                                                           -----------    ----------   ------------   ------------  -------------
Financing Activities:
  Issuance of long-term debt...............................       -             -              -              -           90,000
  Net increase (decrease) in short-term debt...............    43,500       (11,000)        23,350         24,050         (6,000)
  Reacquisitions and retirements of long-term debt.........   (14,700)          -              -          (34,550)      (104,169)
  Reacquisitions and retirements of preferred stock........       -          (1,500)       (36,500)       (15,675)        (7,325)
  Cash dividends on preferred stock........................      (785)       (1,224)        (5,305)        (4,944)        (5,897)
  Cash dividends on common stock...........................   (15,004)       (8,987)       (16,494)       (30,223)       (29,514)
                                                           -----------    ----------   ------------   ------------  -------------
Net cash flows from (used for) financing activities........    13,011       (22,711)       (34,949)       (61,342)       (62,905)
                                                           -----------    ----------   ------------   ------------  -------------
Investment Activities:
  Investment in plant:
    Electric utility plant.................................    (6,056)       (4,731)       (23,468)       (27,084)       (32,680)
    Nuclear fuel...........................................       (30)           (3)           541             75         (4,928)
                                                           -----------    ----------   ------------   ------------  -------------
  Net cash flows used for investments in plant.............    (6,086)       (4,734)       (22,927)       (27,009)       (37,608)
  NU System Money Pool.....................................       -               -            -            8,750         (8,750)
  Investment in nuclear decommissioning trusts.............    (2,455)       (2,231)        (9,794)        (8,503)        (7,761)
  Other investment activities, net.........................      (401)         (333)          (977)            46           (395)
                                                           -----------    ----------   ------------   ------------  -------------
Net cash flows used for investments........................    (8,942)       (7,298)       (33,698)       (26,716)       (54,514)
                                                           -----------    ----------   ------------   ------------  -------------
Net (Decrease) Increase In Cash For The Period.............       (20)         (105)          (135)           113            (80)
Cash - beginning of period.................................        67           202            202             89            169
                                                           -----------    ----------   ------------   ------------  -------------
Cash - end of period.......................................$       47     $      97    $        67    $       202   $         89
                                                           ===========    ==========   ============   ============  =============

Supplemental Cash Flow Information:
Cash paid during the year for:
  Interest, net of amounts capitalized.....................                            $    21,725    $    25,551   $     25,174
                                                                                       ============   ============  =============

  Income taxes.............................................                            $     7,816    $    14,385   $      30,040
                                                                                       ============   ============  =============

Increase in obligations:
  Niantic Bay Fuel Trust...................................                            $       669    $     7,851   $      12,237
                                                                                       ============   ============  =============

The accompanying notes are an integral part of these financial statements.

                     WESTERN MASSACHUSETTS ELECTRIC COMPANY

                    STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


                                                                               Capital           Retained
                                                              Common           Surplus,          Earnings
                                                               Stock           Paid In             (a)             Total
                                                          --------------   ---------------   ---------------   ---------------
                                                                                 (Thousands of Dollars)
Balance at January 1, 1994..............................   $     26,812     $     149,319     $      97,627     $     273,758

    Net income for 1994.................................                                             49,457            49,457
    Cash dividends on preferred stock...................                                             (5,897)           (5,897)
    Cash dividends on common stock......................                                            (29,514)          (29,514)
    Loss on the retirement of preferred stock...........                                                (87)              (87)
    Capital stock expenses, net.........................                              364                                 364
                                                          --------------   ---------------   ---------------   ---------------

Balance at December 31, 1994............................         26,812           149,683           111,586           288,081

    Net income for 1995.................................                                             39,133            39,133
    Cash dividends on preferred stock...................                                             (4,944)           (4,944)
    Cash dividends on common stock......................                                            (30,223)          (30,223)
    Loss on the retirement of preferred stock...........                                               (256)             (256)
    Capital stock expenses, net.........................                              499                                 499
                                                          --------------   ---------------   ---------------   ---------------

Balance at December 31, 1995............................         26,812           150,182           115,296           292,290

    Net income for 1996.................................                                              3,922             3,922
    Cash dividends on preferred stock...................                                             (5,305)           (5,305)
    Cash dividends on common stock......................                                            (16,494)          (16,494)
    Loss on the retirement of preferred stock...........                                               (374)             (374)
    Capital stock expenses, net.........................                              729                                 729
                                                          --------------   ---------------   ---------------   ---------------

Balance at December 31, 1996............................         26,812           150,911            97,045           274,768

    Net loss for three months ended March 31, 1997......                                             (1,843)           (1,843)
    Cash dividends on preferred stock...................                                               (785)             (785)
    Cash dividends on common stock......................                                            (15,004)          (15,004)
    Capital stock expenses, net.........................                               65                                  65
                                                          --------------   ---------------   ---------------   ---------------

Balance at March 31, 1997 (unaudited)...................   $     26,812     $     150,976     $      79,413     $     257,201
                                                          ==============   ===============   ===============   ===============


(a) The company has dividend restrictions imposed by its long-term debt agreements. At March 31, 1997 and December 31, 1996, these restrictions totaled approximately $21.5 million.

The accompanying notes are an integral part of these financial statements.

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.   About Western Massachusetts Electric Company
          Western Massachusetts Electric Company (WMECO or the company), The Connecticut Light and Power Company (CL&P), Holyoke Water Power Company (HWP), Public Service Company of New Hampshire (PSNH), and North Atlantic Energy Corporation (NAEC) are the operating subsidiaries comprising the Northeast Utilities system (the system) and are wholly owned by Northeast Utilities (NU).

          The system furnishes retail electric service in Connecticut, New Hampshire, and western Massachusetts through CL&P, PSNH, WMECO, and HWP. The fifth subsidiary, NAEC, sells all of its capacity to PSNH. In addition to its retail service, the system furnishes firm and other wholesale electric services to various municipalities and other utilities. The system serves about 30 percent of New England's electric needs and is one of the 20 largest electric utility systems in the country as measured by revenues.

          Other wholly owned subsidiaries of NU provide support services for the system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing, and other services to the system companies. Northeast Nuclear Energy Company (NNECO) acts as an agent for system companies in operating the Millstone nuclear generating facilities.

     B.   Presentation
          General: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Certain reclassifications of prior periods' data have been made to conform with the current period's presentation.

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


          All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity, and are subject to approval by various federal and state regulatory agencies.

          Unaudited Interim Financial Statements: In the opinion of the company, the accompanying interim financial statements contain all adjustments necessary to present fairly the financial position as of March 31, 1997, the results of operations for the three-month periods ended March 31, 1997 and 1996, and the statements of cash flows for the three-month periods ended March 31, 1997 and 1996. All adjustments are of a normal, recurring, nature except those described below in Note 11B. The results of operations for the three-month periods ended March 31, 1997 and 1996 are not necessarily indicative of the results expected for a full year.

          Certain notes to financial statements have not been updated for the interim periods because there have been no significant events.

     C.   Public Utility Regulation
          NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and it and its subsidiaries, including the company, are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The company is subject to further regulation for rates, accounting, and other matters by the FERC and/or the Massachusetts Department of Public Utilities (DPU).

     D.   New Accounting Standards
          The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which established accounting standards for evaluating and recording asset impairment. The company adopted SFAS 121 as of January 1, 1996. See Note 1H, "Summary of Significant Accounting Policies - Regulatory Accounting and Assets" for further information on the regulatory impacts of the company's adoption of SFAS 121.

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


          See Note 10, "Sale of Customer Receivables," and Note 11C, "Commitments and Contingencies-Environmental Matters," for information on newly issued accounting and reporting standards related to those specific areas.

          The FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure" in February 1997. SFAS 129 will be effective for 1997 year-end reporting. Management believes that the implementation of SFAS 129 will not have a material impact on WMECO's financial position or its results of operations.

     E.   Investments and Jointly Owned Electric Utility Plant
          Regional Nuclear Generating Companies: WMECO owns common stock of four regional nuclear generating companies (Yankee companies). The Yankee companies, with the company's ownership interests, are:

          Connecticut Yankee Atomic Power Company (a) (CY)................. 9.5%
          Yankee Atomic Electric Company (a) (YAEC)........................ 7.0
          Maine Yankee Atomic Power Company (MY)........................... 3.0
          Vermont Yankee Nuclear Power Corporation (VY).................... 2.5


          (a) YAEC's and CY's nuclear power plants were shut down permanently on February 26, 1992 and December 4, 1996, respectively.

          WMECO's investments in the Yankee companies are accounted for on the equity basis due to the company's ability to exercise significant influence over their operating and financial policies.

          WMECO's investments in the Yankee companies at December 31, 1996 are:


                                                          (Thousands of Dollars)

          Connecticut Yankee Atomic Power Company....................... $10,165
          Yankee Atomic Electric Company................................   1,673
          Maine Yankee Atomic Power Company.............................   2,247
          Vermont Yankee Nuclear Power Corporation......................   1,363
                                                                         -------
                                                                         $15,448
                                                                         =======

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited).


          The electricity produced by MY and VY is committed substantially on the basis of ownership interests and is billed pursuant to contractual agreements. Under ownership agreements with the Yankee companies, WMECO may be asked to provide direct or indirect financial support for one or more of the companies. For more information on these agreements, see Note 11F, "Commitments and Contingencies -Long-Term Contractual Arrangements." For more information on the Yankee companies, see Note 2, "Nuclear Decommissioning" and Note 11B, "Commitments and Contingencies - Nuclear Performance."

          Millstone 1: WMECO has a 19 percent joint-ownership interest in Millstone 1, a 660-megawatt (MW) nuclear generating unit. As of December 31, 1996 and 1995, plant-in-service included approximately $90.2 million and $87.4 million, respectively, and the accumulated provision for depreciation included approximately $37.2 million and $34.5 million, respectively, for WMECO's share of Millstone 1. WMECO's share of Millstone 1 expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

          Millstone 2: WMECO has a 19 percent joint-ownership interest in Millstone 2, an 870-MW nuclear generating unit. As of December 31, 1996 and 1995, plant-in-service included approximately $161.4 million and $160.0 million, respectively, and the accumulated provision for depreciation included approximately $51.7 million and $45.8 million, respectively, for WMECO's share of Millstone 2. WMECO's share of Millstone 2 expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

          Millstone 3: WMECO has a 12.24 percent joint-ownership interest in Millstone 3, a 1,154-MW nuclear generating unit. As of December 31, 1996 and 1995, plant-in-service included approximately $377.7 million and the accumulated provision for depreciation included approximately $99.8 million and $90.6 million, respectively, for WMECO's share of Millstone 3. WMECO's share of Millstone 3 expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

          For more information regarding the Millstone units, see Note 11B, "Commitments and Contingencies - Nuclear Performance."

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


     F.   Depreciation
          The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency. Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.2 percent in 1996 and
          3.1 percent in 1995 and 1994. See Note 2, "Nuclear Decommissioning," for information on nuclear plant decommissioning.

          WMECO's non-nuclear generating facilities have limited service lives. Plant may be retired in place or dismantled based upon expected future needs, the economics of the closure and environmental concerns. The costs of closure and removal are incremental costs and, for financial reporting purposes, are accrued over the life of the asset as part of depreciation. At December 31, 1996, the accumulated provision for depreciation included approximately $3.2 million accrued for the cost of removal, net of salvage for non-nuclear generation property.

     G.   Revenues
          Other than revenues under fixed-rate agreements negotiated with certain wholesale, industrial and commercial customers, utility revenues are based on authorized rates applied to each customer's use of electricity. In general, rates can be changed only through a formal proceeding before the appropriate regulatory commission. At the end of each accounting period, WMECO accrues an estimate for the amount of energy delivered but unbilled.

     H.   Regulatory Accounting and Assets
          The accounting policies of WMECO and the accompanying financial statements conform to generally accepted accounting principles applicable to rate regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered through future revenues. Through their actions, regulators may also reduce or eliminate the value of an asset, or create a liability. If any portion of the company's operations were no longer

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


          subject to the provisions of SFAS 71, as a result of a change in the cost-of-service based regulatory structure or the effects of competition, the company would be required to write off related regulatory assets and liabilities.

          Recently, the SEC has questioned the ability of certain utilities to remain on SFAS 71 in light of state legislation regarding the transition to retail competition. The industry expects guidance on this issue from FASB's Emerging Issues Task Force in the near future. While there are restructuring initiatives pending in the NU system companies' respective jurisdictions, WMECO is not yet subject to a transition plan.

          The company continues to believe that its use of regulatory accounting remains appropriate.

          SFAS 121 requires the evaluation of long-lived assets, including regulatory assets, for impairment when certain events occur or when conditions exist that indicate the carrying amounts of assets may not be recoverable. SFAS 121 requires that any long-lived assets which are no longer probable of recovery through future revenues be revalued based on estimated future cash flows. If the revaluation is less than the book value of the asset, an impairment loss would be charged to earnings. The implementation of SFAS 121 did not have a material impact on the company's financial position or results of operations as of March 31, 1997 and December 31, 1996. Management continues to believe that it is probable that the company will recover its investments in long-lived assets through future revenues. This conclusion may change in the future as competitive factors influence wholesale and retail pricing in electric utility industry or if the cost-of-service based regulatory structure were to change.

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


          The components of WMECO's regulatory assets are as follows:

                                                  March 31,      December 31,
                                                    1997        1996      1995
                                                    ----        ----      ----
                                                 (Unaudited)
                                                      (Thousands of Dollars)
          Income taxes, net (Note 1I)              $ 67,542   $ 71,519  $ 87,829
          Unrecovered contractual obligations
           (Note 2)                                  79,651     84,598    18,814

          Amortizable property investment -
           Millstone 3                                    -          -     5,600

          Recoverable energy costs (Note 1J)              -     17,510     4,974
          Other                                      34,814     37,225    43,769
                                                   --------   --------  --------
                                                   $182,007   $210,852  $160,986
                                                   ========   ========  ========

          For more information on the company's regulatory environment and the potential impacts of restructuring, see Note 11A, "Commitments and Contingencies-Restructuring," and Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

     I.   Income Taxes
          The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the ratemaking treatment of the applicable regulatory commissions. The adoption of SFAS 109, "Accounting for Income Taxes," in 1993 increased the company's net deferred tax obligation. As it is probable that the increase in deferred tax liabilities will be recovered from customers through rates, WMECO established a regulatory asset. See Note 7, "Income Tax Expense" for the components of income tax expense.

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


          The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, which give rise to the accumulated deferred tax obligation is as follows:

                                              March 31,      December 31,
                                                1997        1996       1995
                                                ----        ----       ----
                                             (Unaudited)
                                                   (Thousands of Dollars)
          Accelerated depreciation and
          other plant-related differences      $217,950   $218,389   $222,520

          Regulatory assets -
          income tax gross up                    28,747     29,457     34,540

          Other                                  (9,529)    (2,593)     2,535
                                               --------   --------   --------
                                               $237,168   $245,253   $259,595
                                               ========   ========   ========

     J.   Recoverable Energy Costs
          Under the Energy Policy Act of 1992 (Energy Act), WMECO is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates, like any other fuel cost. WMECO is currently recovering these costs through rates. As of March 31, 1997 and December 31, 1996, the company's total D&D deferrals were approximately $11 million.

          For additional information regarding recoverable energy costs see the MD&A.

     K.   Spent Nuclear Fuel Disposal Costs
          Under the Nuclear Waste Policy Act of 1982, WMECO must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983 are billed currently to customers and paid to the DOE on a quarterly basis. For nuclear fuel used to generate electricity prior to April 7, 1983 (prior-period fuel), payment must be made prior to the first delivery of spent fuel to the DOE. The DOE was originally scheduled to begin accepting delivery of spent fuel in 1998. However, delays in

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


           identifying a permanent storage site have continually postponed plans for the DOE's long-term storage and disposal site. The DOE's current estimate for an available site is 2010.

           Until such payment is made, the outstanding balance will continue to accrue interest at the three-month Treasury Bill Yield Rate. At December 31, 1996, fees due to the DOE for the disposal of prior-period fuel were approximately $37.1 million, including interest costs of $21.5 million. At March 31, 1997, fees due to the DOE for the disposal of prior-period fuel were approximately $37.5 million, including interest costs of $21.9 million. As of March 31, 1997, all fees had been collected through rates.

2.   NUCLEAR DECOMMISSIONING

     WMECO's nuclear power plants have service lives that are expected to end during the years 2010 through 2025. Upon retirement, these units must be decommissioned. The company's 1996 decommissioning study concluded that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning the three Millstone units. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology and inflation.

     The estimated cost of decommissioning WMECO's ownership share of Millstone 1, 2, and 3, in year-end 1996 dollars, is $74.1 million, $65.5 million, and $56.6 million, respectively. The Millstone units decommissioning costs will be increased annually by their respective escalation rates. Nuclear decommissioning costs are accrued over the expected service life of the units and are included in depreciation expense on the Statements of Income. Nuclear decommissioning costs amounted to $6.2 million in 1996, $5.0 million in 1995, and $4.8 million in 1994. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Balance Sheets. At March 31, 1997 and December 31, 1996, the balance in the accumulated reserve for decommissioning amounted to $86.7 million and $83.6 million, respectively.

     WMECO has established external decommissioning trusts through a trustee for its portion of the costs of decommissioning Millstone 1, 2, and 3. Funding of the estimated decommissioning costs assumes levelized collections for the Millstone units and after-tax earnings on the Millstone decommissioning funds of 5.8 percent.

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


     As of March 31, 1997 and December 31, 1996, WMECO has collected, through rates, $55.1 million and $53.5 million, respectively, toward the future decommissioning costs of its share of the Millstone units, all of which has been transferred to external decommissioning trusts. Earnings on the decommissioning trusts increase the decommissioning trust balance and the accumulated reserve for decommissioning. Unrealized gains and losses associated with the decommissioning trusts also impact the balance of the trusts accumulated reserve for decommissioning.

     Changes in requirements or technology, the timing of funding or dismantling, or adoption of a decommissioning method other than immediate dismantlement would change decommissioning cost estimates and the amounts required to be recovered. WMECO attempts to recover sufficient amounts through its allowed rates to cover its expected decommissioning costs. Only the portion of currently estimated total decommissioning costs that has been accepted by regulatory agencies is reflected in rates of the company. Based on present estimates and assuming its nuclear units operate to the end of their respective license periods, the company expects that the decommissioning trusts will be substantially funded when the units are retired from service.

     MY and VY: Each Yankee company owns a single nuclear generating unit. MY and VY have service lives that are expected to end in 2008 and 2012, respectively. The estimated cost, in year-end 1996 dollars, of decommissioning WMECO's ownership share of units owned and operated by MY and VY is $11.1 million and $9.1 million, respectively. Under the terms of the contracts with the Yankee companies, the shareholder-sponsors are responsible for their proportionate share of the operating costs of each unit, including decommissioning. The nuclear decommissioning costs of the Yankee companies are included as part of the cost of power purchased by WMECO.

     On May 27, 1997, MY announced that it was considering permanent closure of the plant based on economic concerns and uncertainty about the operation of the plant. MY disclosed that it would reduce spending to a level that would preserve the option of restarting the plant or closing it.

     For further information on MY, see Note 11B, "Commitments and Contingencies - Nuclear Performance."

     CY and YAEC: On December 4, 1996, the board of directors of CY voted unanimously to cease permanently the production of power at its nuclear plant. The system companies relied on CY for approximately 3 percent of their capacity.

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


     CY has undertaken a number of regulatory filings intended to implement the decommissioning and the recovery of remaining assets of CY. During late December, 1996, CY filed an amendment to its power contracts to clarify the obligations of its purchasing utilities following the decision to cease power production. At December 31, 1996, the estimated obligation, including decommissioning amounted to $762.8 million of which WMECO's share was approximately $72.5 million.

     On February 27, 1997, FERC approved an order for hearing which, among other things, accepted CY's contract amendments for filing and suspended the new rates for a nominal period. The new rates became effective March 1, 1997, subject to refund. At March 31, 1997, WMECO's share of the CY unrecovered contractual obligation, which also has been recorded as a regulatory asset, was $68.4 million.

     YAEC is in the process of decommissioning its nuclear facility. At December 31, 1996, the estimated remaining costs, including decommissioning, amounted to $173.3 million of which the company's share was approximately $12.1 million. At March 31, 1997, WMECO's share of the YAEC unrecovered obligation was approximately $11.3 million.

     Management expects that WMECO will continue to be allowed to recover these costs from its customers. Accordingly, WMECO has recognized these costs as regulatory assets, with corresponding obligations, on its Balance Sheets.

     Proposed Accounting: The staff of the SEC has questioned certain of the current accounting practices of the electric utility industry, including the company, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating units in the financial statements. In response to these questions, FASB agreed to review the accounting for removal costs, including decommissioning, and issued a proposed statement entitled "Accounting for Liabilities Related to Closure or Removal of Long-Lived Assets," in February, 1996. If current electric utility industry accounting practices for decommissioning are changed in accordance with the proposed statement: (1) annual provisions for decommissioning could increase; (2) the estimated cost for decommissioning could be recorded as a liability with an offset to plant rather than as part of accumulated depreciation, and (3) trust fund income from the external decommissioning trusts could be reported as investment income rather than as a reduction to decommissioning expense.

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


3.   SHORT-TERM DEBT

     Limits: The amount of short-term debt borrowings that may be incurred by WMECO is subject to periodic approval by either the SEC under the 1935 Act or by its state regulator. In addition, the charter of WMECO contains provisions restricting the amount of short-term debt borrowings. Under the SEC and/or charter restrictions, WMECO was authorized, as of January 1, 1997, to incur short-term borrowings up to a maximum of $150 million.

     Credit Agreements: In November, 1996, NU entered into a three-year revolving credit agreement (New Credit Agreement) with a group of 12 banks. Under the terms of the New Credit Agreement, NU, CL&P and WMECO will be able to borrow up to $150 million, $313.75 million, and $150 million, respectively. The overall limit for all of the borrowing system companies under the entire New Credit Agreement is $313.75 million. The system companies are currently obligated to pay a facility fee of .50 percent per annum of each bank's total commitment under the new credit facility which will expire November 21, 1999. At December 31, 1996, there were $27.5 million in borrowings under this agreement, all of which were borrowed by other system companies. At March 31, 1997, there were no borrowings under this agreement.

     Access to the New Credit Agreement is contingent upon certain financial tests being met. NU is currently renegotiating these restrictions so that the financial impacts of the current nuclear outages do not impact the ability to access these facilities. Through February 21, 1997, CL&P and WMECO have satisfied all financial covenants required under their respective borrowing facilities, but NU needed and obtained a limited waiver of an interest coverage covenant that had to be satisfied for NU to borrow under the New Credit Agreement. NU, CL&P and WMECO are currently maintaining their access to the New Credit Agreement under an interim written arrangement, under which NU agreed not to borrow more than $27.5 million against the facility.

     On May 30, 1997, the First Amendment and Waiver became effective, replacing the interim written agreement and amending the New Credit Agreement. This closing permitted $313.75 million of credit to remain available to CL&P and WMECO through securing their borrowings with first mortgage bonds. Interest coverage and common equity ratios were revised to enable the companies to meet certain financial tests. CL&P will be able to borrow up to $225 million on the strength of bonds it has provided as collateral for borrowings under this agreement. WMECO will be able to borrow up to $90 million on the basis of bonds it has provided as collateral and the NU parent company, which as a holding company cannot issue first mortgage bonds, will be able to borrow up to $50 million if CL&P, WMECO, and NU consolidated financial statements meet certain interest coverage tests for two consecutive quarters.

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


     In addition to the New Credit Agreement, NU, CL&P, WMECO, HWP, NNECO and The Rocky River Realty Company (RRR) have various revolving credit lines through separate bilateral credit agreements. Under the remaining three-year portion of the facility, four banks maintain commitments to the respective system companies totaling $56.25 million. NU, CL&P and WMECO may borrow up to the aggregate $56.25 million, whereas HWP, NNECO and RRR may borrow up to their short-term debt limit of $5 million, $50 million, and $22 million, respectively. Under the terms of the agreement, the system companies are obligated to pay a facility fee of .15 percent per annum of each bank's total commitment under the three-year portion of the facility. These commitments will expire December 3, 1998. At December 31, 1996 and 1995, there were $11.3 million and $42.5 million in borrowings, respectively, under the facility all of which had been borrowed by other system companies. At March 31, 1997, there were $11.3 million in borrowings under the facility of which WMECO had no borrowings.

     Under both credit facilities above, the company may borrow funds on a short-term revolving basis under the remaining portion of its agreement, using either fixed-rate loans or standby loans. Fixed rates are set using competitive bidding. Standby loans are based upon several alternative variable rates.

     Maturities of WMECO's short-term debt obligations are for periods of three months or less.

     Money Pool: Certain subsidiaries of NU, including WMECO, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. However, borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At March 31, 1997 and December 31, 1996 and 1995, WMECO had $75.9 million, $47.4 million, and $24.1 million, respectively, of borrowings outstanding from the Pool. The interest rate on borrowings from the Pool at March 31, 1997 and December 31, 1996 and 1995 were 7.1 percent, 6.3 percent, and 4.7 percent, respectively.

     For further information on short-term debt see the MD&A.

                     Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
           (Information Subsequent to December 31, 1996 is Unaudited)


4.       PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION

         Details of preferred stock not subject to mandatory redemption are:



                               December          Shares
                               31, 1996        Outstanding        March 31,                 December 31
                              Redemption       at 3/31/97           1997                    -----------
      Description               Price         and 12/31/96       (Unaudited)      1996          1995         1994
      -----------               -----             --------        ---------       ----          ----         ----
                                                                               (Thousands of Dollars)
7.72% Series B of 1971           $103.51           200,000         $20,000        $20,000       $20,000      $20,000
1988 Adjustable Rate
   DARTS                             -                 -               -              -          33,500       48,500
                                                                   -------        -------       -------      -------
Total preferred stock not
   subject to mandatory
   redemption                                                      $20,000        $20,000       $53,500      $68,500
                                                                   =======        =======       =======      =======

         All or any part of each outstanding series of preferred stock may be redeemed by the company at any time at established redemption prices plus accrued dividends to the date of redemption.

                     Western Massachusetts Electric Company
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
           (Information Subsequent to December 31, 1996 is Unaudited)

5.       PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

         Details of preferred stock subject to mandatory redemption are:






                           December 31,        Shares          Shares        March 31,                   December 31
                          1996 Redemption    Outstanding     Outstanding       1997                      -----------
      Description             Price*         at 3/31/97      at 12/31/96    (Unaudited)        1996          1995            1994
      -----------             -----          ----------      -----------    -----------        ----          ----            ----
                                                                                               (Thousands of Dollars)
7.60% Series of
   1987                       $25.76           840,000         840,000          $21,000       $21,000      $24,000         $24,675
Less preferred stock
   to be redeemed
   within one year,
   net of reacquired
   stock                                        60,000             -              1,500            -         1,500             675
                                                                                -------       -------      -------         -------
Total preferred
    stock subject to
    mandatory
    redemption                                                                  $19,500       $21,000      $22,500         $24,000
                                                                                =======       =======      =======         =======


         *Redemption price reduces in future years.

         The minimum sinking-fund provisions of the 1987 Series subject to mandatory redemption at December 31, 1996, for the years 1997 through 2001, are $0 in 1997 and $1.5 million per year for 1998 through 2001. In case of default on sinking-fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If the company is in arrears in the payment of dividends on any outstanding shares of preferred stock, the company would be prohibited from redemption or purchase of less than all of the preferred stock outstanding. All or part of the 7.60% Series of 1987 may be redeemed by the company at any time at an established redemption price plus accrued dividends to the date of redemption subject to certain refunding limitations.

                     Western Massachusetts Electric Company
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
           (Information Subsequent to December 31, 1996 is Unaudited)

6.       LONG-TERM DEBT

         Details of long-term debt outstanding are:

                                            March 31,          December 31,
                                              1997          1996         1995
                                           -----------    ----------------------
                                           (Unaudited)
                                                   (Thousands of Dollars)
First Mortgage Bonds:

5 3/4% Series F, due 1997                   $      -     $  14,700    $  14,700
6 3/4% Series G, due 1998                       9,800        9,800        9,800
6 1/4% Series X, due 1999                      40,000       40,000       40,000
6 7/8% Series W, due 2000                      60,000       60,000       60,000
7 3/4% Series V, due 2002                      85,000       85,000       85,000
7 3/4% Series Y, due 2024                      50,000       50,000       50,000
                                            ---------    ---------    ---------
Total First Mortgage Bonds                    244,800      259,500      259,500

Pollution Control Notes:
   Tax exempt Series A, due 2028               53,800       53,800       53,800
Fees and interest due for spent fuel
   disposal costs (Note 1K)                    37,532       37,055       35,180
Less:  amounts due within one year              9,800       14,700           -
Unamortized premium and discount, net            (889)        (913)      (1,010)
                                            ---------    ---------    ---------
Long-term debt, net                         $ 325,443    $ 334,742    $ 347,470
                                            =========    =========    =========


                     Western Massachusetts Electric Company
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
           (Information Subsequent to December 31, 1996 is Unaudited)

         Long-term debt maturities and cash sinking-fund requirements on debt outstanding at December 31, 1996 for the years 1997 through 2001 are approximately $14.7 million, $9.8 million, $40 million, $60 million, and $0 million, respectively. In addition, there are annual one-percent sinking- and improvement-fund requirements, currently amounting to $2.6 million for 1997, $2.4 million for 1998 and 1999, $2.0 million for 2000, and $1.4 million for 2001. Such sinking- and improvement-fund requirements may be satisfied by the deposit of cash or bonds by certification of property additions.

         All or any part of each outstanding series of first mortgage bonds may be redeemed by the company at any time at established redemption prices plus accrued interest to the date of redemption, except certain series which are subject to certain refunding limitations during their respective initial five-year redemption periods.

         Essentially all of the company's utility plant is subject to the lien of its first mortgage bond indenture. As of December 31, 1996 and 1995, the company has secured $53.8 million of pollution control notes with second mortgage liens on Millstone 1, junior to the liens of its first mortgage bond indenture. The average effective interest rate on the variable-rate pollution control notes was 3.3 percent for 1996 and 3.7 percent for 1995.

         Downgrade Events: On April 28, 1997, Moody's Investors Service (Moody's) announced that it was downgrading both CL&P's and WMECO's first mortgage bonds from their "Baa3" rating to a "Ba1" rating. This rating change has placed CL&P's and WMECO's first mortgage bonds in Moody's below investment grade category.

         On May 22, 1997, Standard and Poor's Corporation (S&P) announced that it was downgrading both CL&P's and WMECO's corporate credit and its senior secured debt from their rating of "BBB-" to "BB+." This rating change has placed CL&P's and WMECO's first mortgage bonds in S&P's below investment grade category.

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)

7.       INCOME TAX EXPENSE

         The components of the federal and state income tax provisions charged to operations are:




                                          Three Months Ended                             For the Years Ended
                                              March 31,                                      December 31,
                                        1997              1996              1996                1995                 1994
                                        ----              ----              ----                ----                 ----
                                             (Unaudited)
                                                                (Thousands of Dollars)
Current income  taxes:
   Federal                              $(531)          $7,571             $7,007              $7,419              $18,358
   State                                  -              1,570              1,358               2,961                4,110
                                       ------           ------             ------             -------              -------
Total current                            (531)           9,141              8,365              10,380               22,468
                                       ------           ------             ------             -------              -------

Deferred income taxes, net:
   Federal                                695           (2,429)            (1,805)              4,130                9,697
   State                                  190             (438)              (165)              1,003                2,267
                                       ------           ------             ------             -------              -------
Total deferred                            885           (2,867)            (1,970)              5,133               11,964
                                       ------           ------             ------             -------              -------

Investment tax credits,
net                                       367             (367)            (1,468)             (1,715)              (1,708)
                                       ------           ------             ------             -------              -------
Total income tax
   expense                               $721           $5,907             $4,927             $13,798              $32,724
                                       ======           ======             ======             =======              =======


The components of total income tax expense are classified as follows:


Income taxes charged
to operating expenses                    $793           $6,085             $5,995             $14,060              $32,653

Other income taxes                        (72)            (178)            (1,068)               (262)                  71
                                       ------           ------             ------             -------              -------
Total income tax
expense                                  $721           $5,907             $4,927             $13,798              $32,724
                                       ======           ======             ======             =======              =======


                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


         Deferred income taxes are comprised of the tax effects of temporary differences as follows:



                                              Three Months Ended                           For the Years Ended
                                                  March 31,                                   December 31,
                                            1997              1996              1996               1995             1994
                                            ----              ----              ----               ----             ----
                                                  (Unaudited)
                                                                       (Thousands of Dollars)
Depreciation, leased nuclear
fuel, settlement credits and
disposal costs                             $  317           $  (193)           $    32           $ 9,066           $ 7,016
Energy adjustment clause                     (923)             (971)             4,102            (1,549)            3,598
Expenses associated with
nuclear outages                             2,060                 -             (4,633)                -                 -
Demand-side management                        261            (1,110)             1,557            (1,184)              466
Nuclear plant deferrals                      (802)             (245)            (2,258)            2,468            (1,802)
Bond redemptions                             (125)             (126)              (502)             (572)            1,535
Other                                          97              (222)              (268)           (3,096)            1,151
                                           ------           -------            -------           -------           -------
Deferred income taxes, net                 $  885           $(2,867)           $(1,970)          $ 5,133           $11,964
                                           ======           =======            =======           =======           =======

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


         A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:

                                               Three Months Ended                          For the Years Ended
                                                    March 31,                                  December 31,
                                              1997             1996              1996              1995             1994
                                              ----             ----              ----              ----             ----
                                                   (Unaudited)
                                                                        (Thousands of Dollars)
Expected federal income tax at
 35 percent of pretax income                 $(418)          $4,905            $2,946           $18,526           $28,763
Tax effect of differences:
 Depreciation                                  377            1,059             2,280             2,173             1,740
 Amortization of regulatory
    assets                                     479                -             1,029             1,665             3,347
 Investment tax credit
    amortization                               367             (367)           (1,468)           (1,715)           (1,708)
 State income taxes, net of
    federal benefit                            124              736               776             2,577             4,144
 Adjustment for prior years'
    taxes                                        -                -                 -            (7,702)             (825)
  Bad debt                                     123              (59)              (38)               69               135
 Dividends received reduction                  (43)            (122)             (378)             (481)             (520)
  Other, net                                  (288)            (245)             (220)           (1,314)           (2,352)
                                             -----           ------            ------           -------           -------
 Total income tax expense                     $721           $5,907            $4,927           $13,798           $32,724
                                             =====           ======            ======           =======           =======

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


8.       LEASES

         WMECO and CL&P finance up to $450 million of nuclear fuel for Millstone 1 and 2 and their respective shares of the nuclear fuel for Millstone 3 under the Niantic Bay Fuel Trust (NBFT) capital lease agreement. WMECO and CL&P make quarterly lease payments for the cost of nuclear fuel consumed in the reactors, based on a units-of-production method at rates which reflect estimated kilowatt-hours of energy provided, plus financing costs associated with the fuel in the reactors. Upon permanent discharge from the reactors, ownership of the nuclear fuel transfers to WMECO and CL&P.

         WMECO has also entered into lease agreements for the use of data processing and office equipment, vehicles, nuclear control room simulators and office space. The provisions of these lease agreements generally provide for renewal options. The following rental payments have been charged to expense:


                  Year              Capital Leases              Operating Leases
                  ----              --------------              ----------------

                  1996                $  3,598,000                $6,410,000
                  1995                  12,553,000                 6,398,000
                  1994                  13,594,000                 6,485,000


         Interest included in capital lease rental payments was $1,858,000 in 1996, $1,954,000 in 1995, and $1,845,000 in 1994.

         Substantially all of the capital lease rental payments were made pursuant to the nuclear fuel lease agreement. Future minimum lease payments under the nuclear fuel capital lease cannot be reasonably estimated on an annual basis due to variations in the usage of nuclear fuel.

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
           (Information Subsequent to December 31, 1996 is Unaudited)


         Future minimum rental payments, excluding annual nuclear fuel lease payments and executory costs such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, as of December 31, 1996 are:


                  Year                           Operating Leases
                  ----                           ----------------
                                              (Thousands of Dollars)

                  1997                               $ 4,500
                  1998                                 3,500
                  1999                                 3,200
                  2000                                 3,000
                  2001                                 2,700
                  After 2001                          24,500
                                                     -------

         Future minimum lease payments               $41,400
                                                     =======


         Certain operating lease payments related to NUSCO leases may be accelerated from future years into 1997. See Note 11G, "The Rocky River Realty Company - Obligations" for additional information.

                     Western Massachusetts Electric Company
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
           (Information Subsequent to December 31, 1996 is Unaudited)


9.   EMPLOYEE BENEFITS

     A.   Pension Benefits
          The company participates in a uniform noncontributory defined benefit retirement plan covering all regular system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. The company's direct portion of the system's pension income, part of which was charged to utility plant, approximated $2.0 million in 1996, $2.7 million in 1995 and $1.0 million in 1994. The company's pension costs for 1996, 1995 and 1994 included approximately $1.0 million, $0 million, and $0.8 million, respectively, related to workforce reduction programs.

          Currently, the company funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.

          The components of net pension cost for WMECO are:

                                             For the Years Ended December 31
                                           1996            1995           1994
                                           ----            ----           ----
                                                  (Thousands of Dollars)
          Service cost                   $  2,932       $  1,645       $  2,720
          Interest cost                     7,786          7,757          7,655
          Return on plan assets           (22,174)       (29,798)           221
          Net amortization                  9,458         17,669        (11,635)
                                         --------       --------       --------
          Net pension income             $ (1,998)      $ (2,727)      $ (1,039)
                                         ========       ========       ========

                     Western Massachusetts Electric Company
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
           (Information Subsequent to December 31, 1996 is Unaudited)


          For calculating pension cost, the following assumptions were used:

                                               For the Years Ended December 31,
                                                1996         1995         1994
                                                ----         ----         ----
          Discount rate                         7.50%        8.25%        7.75%

          Expected long-term rate of return     8.75         8.50         8.50

          Compensation/progression rate         4.75         5.00         4.75

          The following table represents the plan's funded status reconciled to the Balance Sheets:

                                                              At December 31,
                                                              ---------------

                                                            1996          1995
                                                            ----          ----
                                                          (Thousands of Dollars)
          Accumulated benefit obligation,
             including vested benefits at
             December 31, 1996 and 1995
             of $85,094,000 and
             $84,943,000, respectively                   $91,170       $90,154
                                                         =======       =======

          Projected benefit obligation                  $107,816      $107,527

          Market value of plan assets                    157,863       143,632
                                                         -------       -------
          Market value in excess of
             projected benefit obligation                 50,047        36,105

          Unrecognized transition amount                  (1,963)       (2,198)

          Unrecognized prior service costs                 1,213          (525)

          Unrecognized net gain                          (46,486)      (32,570)
                                                        --------     ---------

          Prepaid pension asset                         $  2,811     $     812
                                                        ========     =========

                     Western Massachusetts Electric Company
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
           (Information Subsequent to December 31, 1996 is Unaudited)


          The following actuarial assumptions were used in calculating the plan's year-end funded status:

          At December 31,                        1996             1995
          ---------------                        ----             ----
          Discount rate                          7.75%            7.50%
          Compensation/progression rate          4.75             4.75

     B.   Postretirement Benefits Other Than Pensions

          The company provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (referred to as SFAS 106 benefits). These benefits are available for employees retiring from the company who have met specified service requirements. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 per-retiree health care costs. The SFAS 106 obligation has been calculated based on this assumption. WMECO's direct portion of SFAS 106 benefits, part of which were deferred or charged to utility plant, approximated $3.8 million in 1996, $4.4 million in 1995, and $5.0 million in 1994.

          During 1994, the company began funding SFAS 106 postretirement costs through external trusts. The company is funding, on an annual basis, amounts that have been rate- recovered and which also are tax deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds.

                     Western Massachusetts Electric Company
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
           (Information Subsequent to December 31, 1996 is Unaudited)


The components of health care and life insurance costs are:

                                                                    For the Years Ended December 31,
                                                                    --------------------------------
                                                                  1996            1995           1994
                                                                  ----            ----           ----
                                                                         (Thousands of Dollars)
Service cost                                                       $490             $490           $519

Interest cost                                                     2,236            2,544          2,703

Return on plan assets                                              (883)            (718)            19

Amortization of unrecognized transition
obligation                                                        1,641            1,641          1,641

Other amortization, net                                             353              473             76
                                                                 ------           -------        ------

Net health care and life insurance costs                         $3,837           $4,430         $4,958
                                                                 ======           ======         ======

For calculating WMECO's SFAS 106 benefit costs, the following assumptions were used:

                                                                    For the Years Ended December 31,
                                                                    --------------------------------
                                                                  1996            1995           1994
                                                                  ----            ----           ----
Discount rate                                                     7.50%           8.00%          7.75%

Long-term rate or return -                                        5.25            5.00           5.00
 Health assets, net of tax

 Life assets                                                      8.75            8.50           8.50

                     Western Massachusetts Electric Company
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
           (Information Subsequent to December 31, 1996 is Unaudited)


The following table represents the plan's funded status reconciled to the Balance Sheets:

                                                             At December 31,
                                                             ---------------

                                                           1996          1995
                                                           ----          ----
                                                          (Thousands of Dollars)
Accumulated postretirement benefit obligation of:

Retirees                                                   $ 24,614    $ 28,787

Fully eligible active employees                                  28          28

Active employees not eligible to retire                       5,449       5,847
                                                           --------    --------

Total accumulated postretirement benefit obligation          30,091      34,662

Market value of plan assets                                  10,215       5,339
                                                           --------    --------

Accumulated postretirement benefit obligation in
  excess of plan assets                                     (19,876)    (29,323)

Unrecognized transition amount                               26,259      27,901

Unrecognized net gain                                        (6,765)     (1,399)
                                                           --------    --------


Accrued postretirement benefit liability                   $   (382)   $ (2,821)
                                                           ========    ========

                     Western Massachusetts Electric Company
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
           (Information Subsequent to December 31, 1996 is Unaudited)


The following actuarial assumptions were used in calculating the plan's year-end funded status:

                                                            At December 31,
                                                            ---------------

                                                          1996           1995
                                                          ----           ----
Discount rate                                              7.75%         7.50%
Health care cost trend rate (a)                            7.23          8.40

     (a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.91 percent by 2001.

     The effect of increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996, by $1.8 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $0.2 million. The trust holding the health plan assets is subject to federal income taxes at a 39.6 percent tax rate.

     WMECO is currently recovering SFAS 106 costs.

10.  SALE OF CUSTOMER RECEIVABLES

     In September 1996, WMECO entered into a five-year agreement to sell up to $40 million of eligible billed and unbilled customer accounts receivable. The eligible receivables are sold with limited recourse. The company has retained collection responsibilities for receivables which have been sold under the agreement. As collections reduce previously sold undivided interests, new receivables would routinely be sold. The agreement provides for a loss reserve determined by a formula which reflects credit exposure. As of March 31, 1997, WMECO had sold approximately $15 million of its accounts receivable under the agreement, which was accounted for as a secured borrowing.

     The FASB issued SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," in June 1996. SFAS 125 became effective on January 1, 1997, and establishes, in part, criteria for concluding whether a transfer of

                     Western Massachusetts Electric Company
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
           (Information Subsequent to December 31, 1996 is Unaudited)

     financial assets in exchange for consideration should be accounted for as a sale or as a secured borrowing.

     During May 1997, WMECO restructured its sales agreement to comply with the requirements of SFAS 125. WMECO's sales of its receivables are now accounted for as a sale. Consistent with the prior agreement, new undivided interests in receivables may be sold, when collections reduce previously sold undivided interests.

     SFAS 125 required, in part, that WMECO establish a special-purpose, wholly owned subsidiary, WMECO Receivables Corporation (WRC). WRC's sole purpose is to purchase receivables from WMECO and, at times, resell undivided ownership interests in those receivables to a third party purchaser. All eligible receivables transferred to WRC are assets owned by WRC.

                     Western Massachusetts Electric Company
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
           (Information Subsequent to December 31, 1996 is Unaudited)

11.  COMMITMENTS AND CONTINGENCIES

     A.   Restructuring
          Although WMECO continues to operate under cost-of-service based regulation, various restructuring initiatives in its jurisdiction have created uncertainty with respect to future rates and the recovery of strandable investments and certain future costs such as purchase power obligations. Strandable investments are regulatory assets or other assets that would not be economical in a competitive environment. Management is unable to predict the ultimate outcome of restructuring initiatives; however, it believes that it is entitled to full recovery of its prudently incurred costs, including regulatory assets and strandable investments based on the general nature of public utility cost of service regulation. For further information on restructuring, see the MD&A.

     B.   Nuclear Performance
          Millstone: The three Millstone units are managed by NNECO. Millstone 1, 2, and 3 have been out of service since November 4, 1995, February 21, 1996 and March 30, 1996, respectively, and are on the Nuclear Regulatory Commission's (NRC) watch list. The company has restructured its nuclear organization and is currently implementing comprehensive plans to restart the units.

          Millstone 3 has been designated as the lead unit for restart. Millstone 2 remains on a schedule to be ready for restart shortly after Millstone 3. To provide the resources and focus for Millstone 3, the work on the restart of Millstone 1 will be reduced until late in 1997 when the full work effort will be resumed.

          Management believes that Millstone 3 will be ready for restart around the end of the third quarter of 1997, Millstone 2 in the fourth quarter of 1997 and Millstone 1 in the first quarter of 1998. Because of the need for completion of independent inspections and reviews and for the Nuclear Regulatory Commission (NRC) to complete its processes before the NRC Commissioners can vote on permitting a unit to restart, the actual beginning of operations is expected to take several months beyond the time when a unit is declared ready for restart. The NRC's internal schedules at present indicate that a meeting of the Commissioners to act upon a Millstone 3 restart request could occur by mid-December if NU, the independent review teams and NRC staff concur that the unit is ready for restart by that time. Management hopes that Millstone 3 can begin operating by the end of 1997.

                     Western Massachusetts Electric Company
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
           (Information Subsequent to December 31, 1996 is Unaudited)

          The company is currently incurring substantial costs, including replacement power costs, while the three Millstone units are not operating. Management does not expect to recover a substantial portion of these costs. WMECO expensed approximately $33 million of incremental nonfuel nuclear operation and maintenance costs (O&M) in 1996, including a reserve of $12 million against 1997 expenditures. Management estimates WMECO will expense approximately $73 million of nonfuel nuclear O&M costs in 1997.

          Based on a recent review of the work efforts and budgets, management believes that the overall 1997 nuclear spending levels - both nuclear operations and maintenance (O&M) expenditures and associated support services and capital expenditures - will be approximately the same as previously estimated. However, 1997 nuclear O&M expenditures and related support services are expected to increase slightly, while 1997 capital expenditures are expected to decrease. Management also believes that it is possible that 1997 nuclear spending will increase somewhat as the detailed work needed to restore the units to service progresses.

          WMECO expensed approximately $17 million of non-fuel nuclear operation and maintenance costs in the first quarter of 1997. An additional $5.3 million was expended in the first quarter of 1997 and charged against the reserve established in 1996. The balance of the reserve at March 31, 1997 was $7 million.

          Management will continue to evaluate the costs to be incurred for the remainder of 1997 and in 1998 to determine whether adjustments to the existing reserves are required. A portion of the increased nuclear O&M expenditures in 1997 will be reserved in the second quarter of 1997.

          As discussed above, management cannot predict when the NRC will allow any of the Millstone units to return to service and thus cannot estimate the total replacement power costs WMECO will ultimately incur. Replacement power costs incurred by WMECO which are attributable to the Millstone outages averaged approximately $6 million per month during the first quarter of 1997, and are projected to average approximately $5 million per month for the remainder of 1997. Management believes the system has sufficient resources to fund the restoration of the Millstone units to service under its present timetable.

          MY: The system companies rely on MY for approximately two percent of their capacity. The MY nuclear generating plant has been limited to operating at 90

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


                  percent of capacity since early 1996, pending the resolution of issues related to investigations initiated by the NRC, and on December 6, 1996, was taken off line to resolve cable-separation and associated issues. The NRC has notified MY that the NRC staff has placed the MY plant on its watch list. Returning the plant to service would require NRC approval. Management cannot predict if or when MY's plant will be allowed to return to service. The owners of MY are evaluating a range of options, including closure of the plant, with respect to MY's future operations, and have curtailed expenditures pending resolution of this evaluation.

                  Potential Litigation: The non-NU owners of Millstone 3 have been paying their share of the monthly costs for Millstone 3 since the unit went out of service in March, 1996, but have reserved their rights to contest whether the NU system companies have any responsibility for the additional costs the non-NU owners have borne as a result of the current outage. No formal claims have been made, but management believes that it is possible that some or all of the non-NU owners will assert liability on the part of the NU system. CL&P and WMECO, through NNECO as agent, operate Millstone 3 at cost, and without profit, under a Sharing Agreement that obligates them to utilize good utility operating practice and requires the joint owners to share the risk of employee negligence and other risks pro rata in accordance with their ownership shares. The Sharing Agreement provides that CL&P and WMECO would only be liable for damages to the non-NU owners for a deliberate breach of the Sharing Agreement. At December 31, 1996, the costs related to this potential litigation were estimated to be $2.5 million for incremental O&M costs and to be between $8 million and $10 million for replacement power costs. At March 31, 1997, the costs related to the potential litigation were estimated to be $3 million for incremental O&M costs and between $11 million and $13 million for replacement power costs. These costs are likely to increase as long as Millstone 3 remains out of service. NU will vigorously contest such suits if they are brought.

         C.       Environmental Matters
                  WMECO is subject to regulation by federal, state and local authorities with respect to air and water quality, the handling and disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. WMECO has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations.

                  Environmental requirements could hinder the construction of new generating units, transmission and distribution lines, substations, and other facilities. Changing

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


                  environmental requirements could also require extensive and costly modifications to WMECO's existing generating units, and transmission and distribution systems, and could raise operating costs significantly. As a result, WMECO may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the generation and transmission of electricity and the storage, transportation and disposal of by-products and wastes. WMECO may also encounter significantly increased costs to remedy the environmental effects of prior waste handling activities. The cumulative long-term cost impact of increasingly stringent environmental requirements cannot accurately be estimated.

                  WMECO has recorded a liability based upon currently available information for what it believes are its estimated environmental remediation costs for waste disposal sites. In most cases, additional future environmental cleanup costs are not reasonably estimable due to a number of factors, including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation and the possible effects of technological changes. At December 31, 1996, the net liability recorded by WMECO for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to approximately $1.4 million, which management has determined to be the most probable amount within the range of $1.4 million to $5.9 million.

                  On October 10, 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities" (SOP). The principal objective of the SOP is to improve the manner in which existing authoritative accounting literature is applied by entities to specific situations of recognizing, measuring and disclosing environmental remediation liabilities. The SOP became effective January 1, 1997. The adoption of the SOP resulted in a $450 thousand increase to WMECO's environmental reserves.

                  At March 31, 1997, WMECO's net liability recorded for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to approximately $1.9 million, which management has determined to be the most probable amount within the range of $1.9 million to $4.2 million.

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)

                  WMECO cannot estimate the potential liability for future claims, including environmental remediation costs, that may be brought against it. However, considering known facts, existing laws and regulatory practices, management does not believe the matters disclosed above will have a material effect on WMECO's financial position or future results of operations.

         D.       Nuclear Insurance Contingencies
                  Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities covered by the federal government's third-party liability indemnification program, the company could be assessed, in proportion to its ownership interest in each nuclear unit up to $75.5 million not to exceed $10 million per nuclear unit in any one year. Based on its ownership interest in Millstone 1, 2, and 3, WMECO's maximum liability including any additional potential assessments, would be $39.8 million per incident. In addition, through power purchase contracts with MY, VY and CY, WMECO would be responsible for up to an additional $11.9 million per incident. Payments for WMECO's ownership interest in nuclear generating facilities would be limited to a maximum of $6.5 million per incident per year.

                  Insurance has been purchased to cover the primary cost of repair, replacement or decontamination of utility property resulting from insured occurrences. WMECO is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessment against WMECO with respect to losses arising during the current policy year is approximately $2.5 million under the primary property insurance program. Based on the most recent renewal, the maximum potential assessment against WMECO with respect to losses arising during the current policy year is approximately $2.7 million under the primary property insurance program at March 31, 1997.

                  Insurance has been purchased to cover certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences. WMECO is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessments against the company with respect to losses arising during current policy years are approximately $2.0 million under the replacement power policies and $4.9 million under the excess property damage, decontamination and decommissioning policies. The cost of a nuclear incident could exceed available insurance proceeds.

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


                  Insurance has been purchased aggregating $200 million on an industry basis for coverage of worker claims. All participating reactor operators insured under this coverage are subject to retrospective assessments of $3.0 million per reactor. The maximum potential assessment against WMECO with respect to losses arising during the current policy period is approximately $2.2 million.

         E.       Construction Program
                  The construction program is subject to periodic review and revision by management. WMECO currently forecasts construction expenditures of approximately $169 million for the years 1997-2001, including $37 million for 1997. In addition, the company estimates that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be approximately $54.1 million for the years 1997-2001, including $2.4 million for 1997. See Note 8, "Leases" for additional information about the financing of nuclear fuel.

                  As a result of the most recent capital program review, management has decreased the construction program forecast for 1997 expenditures from $37 million to $31 million.

         F.       Long-Term Contractual Arrangements
                  Yankee Companies: WMECO along with CL&P and PSNH, relies on MY and VY for approximately three percent of their capacity under long-term contracts. Under the terms of their agreements, the system companies pay their ownership (or entitlement) shares of costs, which include depreciation, O&M expenses, taxes, the estimated cost of decommissioning and a return on invested capital. These costs are recorded as purchased power expense and recovered through the company's rates. WMECO's total cost of purchases under these contracts with the Yankee companies excluding YAEC, amounted to $28.3 million in 1996, $28.9 million in 1995, and $28.8 million in 1994. See Note 1E, "Summary of Significant Accounting Policies-Investments and Jointly Owned Electric Utility Plant," and Note 2, "Nuclear Decommissioning" for more information on the Yankee companies.

                  Nonutility Generators (NUG): WMECO, along with CL&P and PSNH, has entered into various arrangements for the purchase of capacity and energy from NUGs. These arrangements have terms form 15 to 25 years, currently expiring in the years 2008 through 2013, and requires WMECO to purchase energy at specified prices or formula rates. For the 12 months ended December 31, 1996, approximately 13

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


                  percent of system electricity requirements were met by NUGs. WMECO's total cost of purchases under these arrangements amounted to $29.5 million in 1996, $28.6 million in 1995, and $27.5 million in 1994. These costs are eventually recovered through the company's rates.

                  Hydro-Quebec: Along with other New England utilities, WMECO, CL&P, PSNH and HWP have entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. WMECO is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M and capital costs of these facilities.

                  The estimated annual costs of the WMECO's significant long-term contractual arrangements are as follows:


                                        1997             1998             1999           2000          2001
                                        ----             ----             ----           ----          ----
                                                         (Millions of Dollars)
          MY and VY                     $10.4            $ 8.9            $10.5          $10.4        $ 9.5
          Nonutility generators          33.0             35.0             37.0           39.0         42.0
          Hydro-Quebec                    3.9              3.8              3.7            3.6          3.5

         G.       The Rocky River Realty Company - Obligations
                  RRR provides real estate support services which includes the leasing of property and facilities used by system companies. RRR is the obligor under financing arrangements for certain system facilities. Under those financing arrangements, the holders of notes for approximately $38 million are entitled to request that RRR repurchase the notes if any major subsidiary of NU (as defined by the notes) has debt ratings below investment grade as of any year-end during the term of the financing. The notes are secured by real estate leases between RRR as lessor and NUSCO as lessee. The leases provide for the acceleration of rent equal to RRR's note obligations when RRR repurchases the notes. The operating companies, primarily CL&P, WMECO and PSNH may be billed by NUSCO for their proportionate share of the accelerated lease obligations. NU has guaranteed the notes.

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


                  In April 1997, the holders of approximately $38 million of RRR's notes elected to have RRR repurchase the notes at par. On July 1, 1997, RRR received a commitment from an alternative purchaser to purchase approximately $12 million of the notes that RRR had been required to repurchase. RRR repurchased the remaining $26 million of the notes on July 14, 1997. Management does not expect the resolution of this matter to have a material adverse impact on its financial condition or liquidity.

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


12.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

         Cash and nuclear decommissioning trusts: The carrying amounts approximate fair value.

         SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," requires investments in debt and equity securities to be presented at fair value. As a result of this requirement, the investments held in the company's nuclear decommissioning trust were adjusted to market by approximately $8.4 million as of December 31, 1996 and by approximately $4.5 million as of December 31, 1995, with a corresponding offset to the accumulated provision for depreciation. The amounts adjusted in 1996 and 1995 represent cumulative gross unrealized holding gains. The cumulative gross unrealized holding losses were immaterial for both 1996 and 1995.

         Preferred stock and long-term debt: The fair value of WMECO's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value.

         The carrying amount of WMECO's financial instruments and the estimated fair values are as follows:


                                                                               Carrying            Fair
         At December 31, 1996                                                  Amount              Value
         --------------------                                                  ------              -----
                                                                                (Thousands of Dollars)
         Preferred stock not subject to mandatory redemption                   $ 20,000            $ 15,200
         Preferred stock subject to mandatory redemption                         21,000              18,404
         Long-term debt - First Mortgage Bonds                                  259,500             260,440
         Other long-term debt                                                    90,855              90,855

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


                                                      Carrying          Fair
At December 31, 1995                                  Amount            Value
--------------------                                  ------            -----
                                                      (Thousands of Dollars)
Preferred stock not subject to mandatory redemption   $ 53,500         $ 53,700
Preferred stock subject to mandatory redemption         24,000           25,085
Long-term debt - First Mortgage Bonds                  259,500          265,280
Other long-term debt                                    88,980           88,980

                  The fair values shown above have been reported to meet the disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.

                    Western Massachusetts Electric Company
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
          (Information Subsequent to December 31, 1996 is Unaudited)


STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)
--------------------------------------------------

                                                                         Quarter Ended (a)
                                                                         -----------------
1996                                               March 31         June 30            Sept. 30        Dec. 31
----                                               --------         -------            --------        -------
Operating Revenues................................ $114,797         $102,602           $99,866         $104,072
                                                   ========         ========           =======         ========

Operating Income (Loss)...........................  $13,692           $9,377            $4,327         $(1,373)
                                                    =======           ======            ======         ========

Net Income (Loss).................................   $8,109           $4,016            $(396)         $(7,807)
                                                     ======           ======            ======         ========


1995
----

Operating Revenues................................ $106,684         $100,593          $107,960         $105,197
                                                   ========         ========          ========         ========

Operating Income .................................  $18,085           $8,977           $19,799          $16,203
                                                    =======           ======           =======          =======

Net Income .......................................  $12,076           $3,289           $14,141           $9,627
                                                    =======           ======           =======           ======

(a) Reclassifications of prior data have been made to conform to the current presentation.

                                    Part II

                    Information Not Required In Prospectus


Item 16.        Exhibits and Financial Statement Schedules.

       (a)      The following exhibits are filed herewith.

Exhibit No.     Description
-----------     -----------

4.2             Supplemental Indenture to Exhibit 4.1, dated as of
                October 1, 1954.

10.46           Description of Certain Management Compensation Arrangements.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                             Title
Hugh C. MacKenzie          President and Director        )
Hugh C. MacKenzie                                        )
Principal Executive                                      )
Officer                                                  )
                                                         )
John H. Forsgren           Executive Vice President,     )
John H. Forsgren           Chief Financial Officer and   )
Principal Financial        Director                      )
Officer                                                  )
                                                         )
John J. Roman              Vice President and            )
John J. Roman              Controller                    )
Principal Accounting                                     )
Officer                                                  )
                                                         ) By
                                                         ) /s/Jeffrey C. Miller
                                                         ) Attorney-in-Fact
Bernard M. Fox                                           ) July 23, 1997
Bernard M. Fox             Chairman and Director         )
                                                         )
                                                         )
---------------------                                    )
Robert G. Abair            Director                      )
                                                         )
                                                         )
                                                         )
---------------------                                    )
William T. Frain, Jr.      Director                      )
                                                         )
Cheryl W. Grise                                          )
Cheryl W. Grise            Director                      )
                                                         )
John B. Keane                                            )
John B. Keane              Director                      )
                                                         )
Bruce D. Kenyon                                          )
Bruce D. Kenyon            Director                      )
                                                         )

                                 EXHIBIT INDEX


Exhibit No.        Description
-----------        -----------
4.2                Supplemental Indenture to Exhibit 4.1, dated as of
                   October 1, 1954.

10.46              Description of Certain Management Compensation Arrangements.